FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: April 17, 2007	/s/ Donat Madilo Donat Madilo Treasurer

CONSENT OF QUALIFIED PERSON

TO: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

RE: Technical report of Michael B. Skead with an effective date of March 6, 2007 and entitled "Fourth NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo" (the "**Technical Report**")

I, Michael B. Skead, hereby consent to the public filing of the Technical Report by way of SEDAR. I also confirm that I have read the press release of Banro Corporation dated January 31, 2007 and such press release fairly and accurately represents the information in the Technical Report that supports the disclosure set out in such press release.

DATED the 16th day of March, 2007.

____

Michael B. Skead
Vice President, Exploration
Banro Corporation

FOURTH NI 43-101 TECHNICAL REPORT,

TWANGIZA PROJECT,

SOUTH KIVU PROVINCE,

DEMOCRATIC REPUBLIC OF THE CONGO.

Michael B. Skead, P. Geo.

Vice President, Exploration

Banro Corporation

Effective Date: March 6, 2007

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

TABLE OF CONTENTS

	SUMMARY	vii

1	INTRODUCTION	1

2	RELIANCE ON OTHER EXPERTS	4

3	PROPERTY DESCRIPTION AND LOCATION	4

4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	4

5	HISTORY	5

6	GEOLOGICAL SETTING	5

7	DEPOSIT TYPES	5

8	MINERALIZATION	5

9	EXPLORATION	5
	9.1 Historical Exploration	5
	9.2 Recent Exploration	6
	9.2.1 Soil Geochemical Programme	6
	9.2.2 Trenching Programme	6
	9.2.3 Prospect Scale Mapping	8
	9.2.3.1 Twangiza	8
	Lithology	8
	Structure	9
	Alteration	9
	9.2.3.2 Lukungurghi Workings	9
	Lithology	11
	Structure	11
	Alteration	11
	9.2.3.3 Kashegeshe Workings	11
	Lithology	12
	Structure	12

i

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

	Alteration	12
	9.2.3.4 Mahona Workings	13
	Lithology	13
	Structure	13
	9.2.3.5 Bugoy Prospect	14
	Historical Background	14
	Gridding and Geochemical Sampling	14
	Geology and Structures	15
	Rock-Chip/Channel Sampling	15
	Conclusions and Recommendations	16

10	DRILLING	17
	10.1 Mineralization and Results	20

11	SAMPLING METHOD AND APPROACH	20
	11.1 Soil Geochemistry	20
	11.2 Trench, Channel and Grab Samples	22
	11.3 Drill Core Samples	22

12	SAMPLE PREPARATION, ANALYSIS AND SECURITY	23
	12.1 Statement	23
	12.2 Sample Preparation and Analysis	24
	12.3 Quality Control Procedures	26
	12.4 Assessment of Quality Control Data	26
	12.4.1 Standard Samples	26
	12.4.2 Inter-Laboratory Check Samples	28
	12.4.3 Duplicate Coarse Split	29
	12.4.4 Blank Samples	30
	12.4.5 Analytical Laboratory Quality Control	30

13	DATA VERIFICATION	31

14	ADJACENT PROPERTIES	32

15	MINERAL PROCESSING AND METALLURGICAL TESTS	32

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

16	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	36
	16.1 Approach	36
	16.2 Database and Data Quality	37
	16.2.1 Data Verification	37
	16.2.2 Data Validation	41
	16.3 Density Determinations	41
	16.4 Descriptive Statistics of Assay Data	44
	16.5 Geological Interpretation and Lode Identification	46
	16.6 Wireframing and Block Modelling	47
	16.7 Statistical Analysis of the Mineralized Data	48
	16.8 Geostatistical Analysis	50
	16.9 Grade Estimation	51
	16.10 Topography, Artisanal Excavation and Oxide/Transition Sub-models	52
	16.11 Mineral Resource Reporting	53
	16.12 Mineral Reserve Estimates	55

17	OTHER RELEVANT DATA AND INFORMATION: DR CONGO	55

18	INTERPRETATION AND CONCLUSIONS	57

19	RECOMMENDATIONS	59

20	BUDGET	60

21	REFERENCES	61

22	ACKNOWLEDGEMENTS	61

23	DATE AND SIGNATURE PAGE	62

24	CERTIFICATE OF QUALIFIED PERSON	63

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

LIST OF FIGURES

Figure 1: Africa Locality Plan	65
Figure 2: Location within the Democratic Republic of Congo	66
Figure 3: Exploitation Permit Locations	67
Figure 4: Map of Twangiza Property	68
Figure 5: Geology Plan Map – Twangiza Area	69
Figure 6: Soil Geochemistry and Trench Results	70
Figure 7: Stereonet Plot of Poles to Bedding from Twangiza Workings. Equal Angle Projection – (55 Poles)	71
Figure 8: Stereonet Plot of Poles to Bedding from Lukungurhi Workings. Equal Angle Projection – (13 Poles)	71
Figure 9: Stereonet Plot of Poles to Limonite-Quartz Veins from Lukungurhi Workings. Equal Angle Projection – (20 Poles)	72
Figure 10: Stereonet Plot of Poles to Bedding from Kashegeshe Workings. Equal Angle Projection – (23 Poles)	72
Figure 11: Stereonet Plot of Poles to Bedding from Muhona Workings. Equal Angle Projection – (8 Poles)	73
Figure 12: Stereonet Plot of Poles to Quartz Veins from Muhona Workings. Equal Angle Projection – (10 Poles)	73
Figure 13: Bugoy Prospect, Gold-in-Soil Anomalies	74
Figure 14: Bugoy Prospect, Gold-in-Soil Anomalies	75
Figure 15: Stereonet Plot of Bedding Planes from Bugoy. Equal Angle Projection (64 Poles)	76
Figure 16a: Drill Holes Locations Figure 16b: Drill Holes Locations	77 78
Figure 17: Inter-laboratory Checks: Au<1.0 g/t – July 2006	79
Figure 18: Inter-laboratory Checks: Au>1.0 g/t – July 2006	79
Figure 19: Inter-laboratory Checks: Au<1.0 g/t – November 2006	80
Figure 20: Inter-laboratory Checks: Au>1.0 g/t – November 2006	80
Figure 21: Coarse Split Correlation Graph – Au<0.50 g/t	81
Figure 22: Coarse Split Correlation Graph – Au>0.50 g/t	81
Figure 23: Performance Chart of Blank Samples Inserted	82
Figure 24: Adit Re-sampling – Gram-metre Correlation Graph	82
Figure 25: Determination of “Safe Temperature” for drying samples	83
Figure 26: Determination of “Residence Time” for drying samples	83
Figure 27: 3D Snapshot of Twangiza Mineralization	84

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

LIST OF TABLES

Table 1: September 2006 Mineral Resource Estimates for Twangiza	2
Table 2: Twangiza Deposit: Current Mineral Resource Estimates	3
Table 3: Field Statistics	7
Table 4: Significant Trench Intersection Received to Date	8
Table 5: Anomalous Rock-Chip and Sample Results	10
Table 6: Rock Chip and Channel Sample Results	16
Table 7: Diamond Drill Hole Specifications	18
Table 8: Relationship Between Core Length and Sample Weight	23
Table 9: Drill Core Sampling Analytical Statistics	23
Table 10: Statistics of Results of Standard Reference Sample Submissions	27
Table 11: Inter-laboratory Comparison – SGS Vrs. Genalysis: July 2006	28
Table 12: Inter-laboratory Comparison – SGS Vrs. Genalysis: November 2006	29
Table 13: Descriptive Statistics of Coarse Split Samples Pairs	30
Table 14: Sequential Leach Procedures Showing Different Gold/Mineral Associations	33
Table 15: Data Employed in Current Estimates	37
Table 16: MGL and CME Composited Adit Samples	38
Table 17: Adit Sampling Analytical Results Statistics	40
Table 18: Adit Sampling – Statistics of Composites	40
Table 19: Relative Density Determination for All Rock Types	43
Table 20: Description of Relative Density Determination for All Material Types	44
Table 21: Summary Statistics of Primary Sample Data	45
Table 22: Details of Block Model Dimensions	47
Table 23: Descriptive Statistics of Selected Samples	48
Table 24: Applied High-Grade Capping	49
Table 25: Semi-Variogram Model Parameters	51
Table 26: Twangiza Deposit Mineral Resource Estimates	53
Table 27: Twangiza Deposit Mineral Resource Estimates by Material Type	54
Table 28: Twangiza Project Budget – 2007	60

v

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

LIST OF APPENDICES

I	Alluvial Gold Potential of the Mwana River: Preliminary Evaluation
II	Geological Mapping Report of the Twangiza Deposit
III	Significant Diamond Drill Intersections
IV	Process Performance Charts of Reference Material
V	Statistical Graphs
VI	Semi-Variogram Models
VII	Geological Model Sections and Flitch Plans

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

SUMMARY

The 1,164 square kilometre Twangiza Property is located in the South Kivu Province of the Democratic Republic of the Congo (DRC), 35 kilometres west of the Burundi border and 45 kilometres to the south southeast of Bukavu (Figures 1 and 2). The Twangiza Property consists of six exploitation permits, which are wholly-owned by Banro Corporation indirectly through a Congolese subsidiary, Twangiza Mining sarl (Figures 3 and 4).

The Twangiza deposit is located at the hinge of the Twangiza anticline, which is underlain by mudstone, siltstones and greywackes that have been intruded along bedding planes by porphyry sills. Auriferous sulphides (pyrite and arsenopyrite) occur as dissemination and vein gangue in both the sediments and the feldspar porphyry sills. Sulphide content is greatest at the axial plane of the fold as brittle deformation is greatest due to extension forces from the folding.

This technical report summarizes the results of geological modelling and grade estimation of the Twaniza deposit and the evaluation of the Mwana River “Valley Fill” which was undertaken in January 2007. This report is intended to comply with the requirements of National Instrument 43-101 (NI 43-101), including Form 43-101F1.

The resource estimates come at the end of the second phase of resource drilling of the Twangiza deposit and the Mwana River “Valley Fill” sampling completed at Twangiza in December 2006. Appendix I is the evaluation report of the Mwana River “Valley Fill”.

Seventy-one recent diamond drill holes totalling 17,037.34 metres, 19 diamond holes drilled in 1997/98 and previously developed and verified adit and trench data were used in the remodelling exercise. As part of the Company’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches. A total of 2,033 relative density measurements were taken from the recent drill core to convert volumes into tonnages. The author therefore considers the amount of sampling data, geological mapping and assaying results to have been adequately checked for it to be employed in the estimation of the current mineral resources.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

The methodology employed in estimating the mineral resources utilised a 3-dimensional wireframe model of the mineralization interpreted within 0.3 - 1.0 g/t Au sample cutoff, defined first in plan using the adit and trench data at 20 metres interval, and then with drill hole data on cross sections at 40 - 80 meter intervals. The increased geological knowledge is a major constraining factor on the resource. The geological aspects considered were lithological and the structural relationship to the antiformal axis and some faulting on the east limb. The ore body model was constrained within the wireframe with primary block dimensions of 20 meters in the strike and cross structure directions, and 10 meters in the vertical direction.

Semi-variograms were constructed using two-metre sample composite of the gold values that locate within the mineralized domain. Some structure was apparent in the along strike and down-dip directions allowing for ordinary kriging interpolation algorithm to be employed. Inverse distance squared weighting was used to interpolate grades into the model in areas which fall outside the range determined by the semivariogram, a feature which is reflected in the classification of the resource.

Ore classification was carried out using solid wireframes to flag blocks as measured, indicated and inferred. The improved geological knowledge coupled with the increased data density, the continuity of the mineralization and the increase reliability of the database, have allowed resources to be classified with higher confidence.

Steffen, Robertson and Kirtsen (UK) Ltd. (SRK), who undertook the initial data compilation in 1998 and followed it up with a valuation of the project between 1999 and 2003, have reviewed the field work and the modelling and estimation procedures in respect of the Twangiza Property and concur with the approach used by Banro.

The table below summarizes the current Mineral Resource Estimates for the Twangiza deposit using a 1.0 g/t Au cut-off.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Category	Tonnage (Mt)	Grade (g/t Au)	Metal (Mg Au)	Au (Moz)
Measured	9.926	2.99	29.678	0.955
Indicated	29.303	2.18	63.880	2.053
Measured +Indicated	39.229	2.39	93.757	3.008
Inferred	42.119	1.85	77.789	2.501

As well, the Inferred Mineral Resource reported from the “Valley Fill” material at a 1.0 g/t Au cut-off is 0.132 million ounces of gold (0.985 million tonnes grading 4.16 g/t Au).

The estimates for the Measured and Indicated Mineral Resources compare to the September 2006 estimates as follows:

Sept. 2006 Estimates:	21.60 Mt at a mean grade of 2.92 g/t containing 62,954 kg gold.
Jan. 2007 Estimates:	39.23 Mt at a mean grade of 2.39 g/t containing 93,757 kg gold.

The increase in the metal content of the high confidence resources in the current estimates relative to the September 2006 estimates is a function of the increased data density and improved geological knowledge as a result of the additional drilling.

The current Mineral Resource estimates are encouraging in terms of the increase in the Measured and Indicated resources, and gives a clear scope and direction to the project.

It is recommended that the exploration programme at Twangiza for 2007 should focus on the following:

•	Continue with the soil sampling to define new targets.
•	Diamond drilling to test the east and west soil geochemical anomalies north of the Twangiza deposit in order to generate additional Indicated and Inferred resources.
•	Diamond drilling to upgrade Inferred Resources within the Twangiza deposit to the Indicated category.
•	Completion of a scoping study to provide preliminary indications of the economic viability of the Twangiza deposit.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

•	Commencement of regional exploration in other significant prospects and targets in the vicinity of the Twangiza project area.
•	Undertake an airborne geophysical survey to identify geophysical targets.

A total of US$13,226,673 is budgeted for the Twangiza Project for 2007.

x

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

1	INTRODUCTION

The 1,164 square kilometre Twangiza Property is located in the South Kivu Province of the Democratic Republic of the Congo (DRC), 35 kilometres west of the Burundi border and 45 kilometres to the south southeast of Bukavu (Figures 1 and 2). The Twangiza Property consists of six exploitation permits, which are wholly-owned by Banro Corporation indirectly through a Congolese subsidiary, Twangiza Mining sarl (Figures 3 and 4).

The Twangiza Property is located in the northern half of the Great Lakes sub-province of High Africa, one of the world’s principal Precambrian orogenic-metallogenic provinces. Minière des Grande Lacs (MGL) began exploration for in-situ resources in 1957. Work followed the occurrence of alluvial gold deposits upstream from the Mwana River to the present day Twangiza deposit (Figure 5). MGL tested the Twangiza deposit through 8,323.1 metres of trenching and 13,207 metres of adits on seven levels, collecting a total of 17,804 samples. In 1996, Banro Resource Corporation (now Banro Corporation) (hereafter Banro) acquired control of the Twangiza Property and, in the following year, undertook an exploration program of geological mapping, surveying, data verification, airborne geophysical surveying, diamond drilling and resource modelling that was completed in 1998. Work included 10,490 line kilometres of airborne geophysics, 2,161 surface samples, 1,613 adit samples from 16 adits, 8,577 drill core samples from 9,122 metres of diamond drilling and 162 density tests.

Shortly after the completion of the 1997-1998 Exploration Program, President Laurent D. Kabila issued presidential decrees which caused the expropriation of the Twangiza Property from Banro. Banro initiated arbitration proceedings against the Government of the DRC seeking compensation for the expropriation of Banro’s assets. On April 19, 2002, the Government of the DRC signed a settlement agreement with Banro. The agreement called for, among other things, Banro to hold a 100% interest in the Twangiza Property under a revived mining convention that is renewable in 2027 for another 25 years.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

No exploration work was carried out on the Twangiza Property between 1998 and October 2005, but artisanal mining occurred on the main deposit depleting over 3 million tonnes of ore from the area of the southern part of the Twangiza deposit.

In mid-September 2005, the Congolese authorities gained control of the Twangiza area. Banro mobilized and commenced a simultaneous program of field camp construction and exploration in October 2005. The objectives of this exploration programme were:

•	Elevating the Inferred Resources to the higher confidence category;
•	Testing the extensions of the known Twangiza mineralization; and
•	Locating and assessing new mineralized zones.

The exploration programme included gridding, soil geochemical sampling, mapping of artisanal workings and trenching. In February 2006 a helicopter supported diamond drilling program involving 2 portable CS1000 rigs was initiated. In July 2006 two additional rigs were mobilized to expedite the phase I and II drilling programs.

Mineral resource estimation was undertaken in September 2006 following the successful completion of 33 diamond drill holes (Phase I). The mineral resource estimates (Table 1) from this preliminary work gave a clear scope and direction to the project. Due to the material change reported in the mineral resource estimates, a NI 43-101 technical report was filed on SEDAR in November 2006.

Table 1: September 2006 Mineral Resource Estimates for Twangiza (using a 1.0 g/t Au cut-off)

Category	Tonnage (Mt)	Grade (g/t Au)	Metal (Mg Au)	Au (Moz)
Measured	4.803	3.50	16.796	0.540
Indicated	16.794	2.75	46.158	1.484
Measured & Indicated	21.597	2.92	62.953	2.024
Inferred	62.338	1.93	120.619	3.878

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

By the end of the 2006 field season, an additional 38 drill holes (Phase II) were also completed at the Twangiza deposit and a resource update was initiated and completed in January 2007. Table 2 summarizes the results of the current mineral resource estimates for the Twangiza deposit.

Table 2 Twangiza Deposit: Current Mineral Resource Estimates (using a 1.0 g/t Au cut-off):
Category	Tonnage (Mt)	Grade (g/t Au)	Metal (Mg Au)	Au (Moz)
Measured	9.926	2.99	29.678	0.955
Indicated	29.303	2.18	63.880	2.053
Measured +Indicated	39.229	2.39	93.757	3.008
Inferred	42.119	1.85	77.789	2.501

Furthermore, in December 2006 an extensive program of “Valley Fill” evaluation was initiated at the Mwana River Valley, and by the end of the December 2006 field season, 44 “Valley Fill” samples had been collected from the Mwana River valley. Resource evaluation was initiated and completed in January 2007 for the Mwana River “Valley Fill”. A separate report on the evaluation methodology and estimates of the Mwana River “Valley Fill” is attached as Appendix I. The Inferred Mineral Resource reported from the “Valley Fill” material at a 1.0 g/t Au cut-off is 0.132 million ounces of gold (0.985 million tonnes grading 4.16 g/t Au).

All fieldwork undertaken since Banro’s 1997-1998 Exploration Program has been determined to be compliant with National Instrument 43-101 (hereafter NI 43-101).

This technical report summarizes the results obtained from the January 2007 re-modelling and grade estimation of the Twangiza mineralization. This report has been prepared by Banro in order to comply with the requirements set forth in NI 43-101 (including Form 43-101F1) following the issuance by Banro of a press release dated January 31, 2007 announcing updated mineral resource estimates for the Twangiza Project.

The “qualified person” (as such term is defined in NI 43-101) responsible for supervising the preparation of this report is Michael B. Skead, P. Geo., Vice President, Exploration of Banro. Mr. Skead is also a member of the Australasian Institute of Mining and Metallurgy (AusIMM). Mr. Skead has visited the Twangiza Property on many occasions and reviewed the technical data

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

at month end technical meetings. The exploration results disclosed in this report have been reviewed, verified (including sampling, analytical and test data) and compiled by Banro’s geological staff based in Bukavu, DRC under the supervision of Mr. Skead.

2	RELIANCE ON OTHER EXPERTS

Not applicable.

3	PROPERTY DESCRIPTION AND LOCATION

The 1,164 square kilometre Twangiza Property is made up of six exploitation permits and is located in the South Kivu Province of the Democratic Republic of the Congo (“DRC”), 35 kilometres west of the Burundi border and 45 kilometres to the south of Bukavu (Figures 1, 2, 3 & 4).

Additional information regarding the Twangiza Property with respect to property description and location is set out in the technical report of Michael B. Skead dated March 30, 2006 and entitled “NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo” (the “March 2006 Technical Report”). A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Information regarding accessibility, climate, local resources, infrastructure and physiography is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

5	HISTORY

History of past exploration activity on the Twangiza Property is set out in the technical report of CME Consulting Ltd. dated April 30, 2003 and entitled “Review and Mineral Resource Update of the Twangiza Property, Kivu Province, Democratic Republic of the Congo” (the “2003 CME Report”). A copy of the 2003 CME Report can be obtained from SEDAR at www.sedar.com.

6	GEOLOGICAL SETTING

Information regarding geology is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

7	DEPOSIT TYPES

Information regarding mineral deposit types is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

8	MINERALIZATION

Information regarding mineralization is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

9	EXPLORATION

The exploration on the Twangiza Property has been divided into historical exploration and that carried out from October 2005 to December 2006.

9.1	Historical Exploration

Historical exploration on the Twangiza Property is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

9.2	Recent Exploration (October 2005 – December 2006)

Banro resumed its exploration programme at Twangiza after the Congolese government had established control and authority in the area in October 2005.

9.2.1	Soil Geochemical Programme

A soil geochemical programme designed to test the immediate northern, eastern, western and southern extension of the known Twangiza resource was completed in 2006. The 7 km soil geochemical grid had its base line orientated along the hinge of the anticline at 350° (Figure 5). Soil sampling was undertaken at 40 m intervals on lines spaced at 80 m.

Gold-in-soil geochemical results have outlined a strong, +100 ppb Au, soil anomaly to the immediate north of the known Twangiza resource (Figure 6). This anomaly is approximately 800 metres long and 450 metres wide (Figure 6). The anomaly splits into three roughly parallel trends to the south of the Lukungurhi workings. A 1.5 km long, 80 metre to 160 metre wide north-northwest trending +100 ppb Au soil anomaly occurs to the south of the Lukugurha artisanal workings (Figure 6).

These gold-in-soil geochemical anomalies occur in areas where there has been no previous artisanal activity and are virgin discoveries to the north of the known Twangiza resource.

9.2.2	Trenching Programme

A trenching programme was initiated to test the gold-in-soil geochemical anomalies and the continuity of mineralization on the northern extension of the Twangiza deposit, as well as, the southern and northern extensions of the Lukungurhi workings (Figure 6).

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Trenches TWT1, TWT2, TWT3, TWT4 and TWT5 are located to the north of the baseline origin and are oriented at 080°. Other trenches have been excavated elsewhere to test the soil anomalies.

The lithological units encountered in the trenches are mudstone, siltstone and thin bands of black shale (often interbedded), which have been intruded mainly by feldspar porphyry sills. Thin bands of mafic porphyry sills do occur in contact with the feldspar porphyry units.

All lithologies are intensely weathered with limonite staining occurring predominantly in the sediments and feldspar porphyries where mineralized. Kaolinite is the dominant weathering product in the feldspar porphyries.

Hydrothermal silicification is mainly encountered at the contacts between feldspar porphyry the sediments. Silicification is usually intense at the contacts and decreases away from the contact into the wall rock. Limonite–quartz veins are very common mostly within the porphyries and where they occur within the sediments are parallel to bedding. In a few instances limonite-quartz veins do cross cut bedding.

Sampling was done lithologically by floor channelling with the maximum sample length being 1 m and 0.3 m minimum length. Samples were cut from grooves of 10 cm wide and to a depth of 5 cm.

A total of 785 channel samples were collected from 1,159 m of trenching (Table 3).

Table 3: Field Statistics - Oct. to Dec. 2005 and Jan. to Dec. 2006

Month	Gridding	Trench	Drilling	Samples
	(km)	(m)	(m)	Soil	Rock	Hand	Petrography		Trench	Drilling
					Chip/channel	Specimens	Thin	Polished
Oct-Dec	84.92	463.3	0	1,976	153	4	7	0	482	0

Jan-Dec	190.52	696	17,037.34	4,613	285	34	36	21	303	18,075
Total	275.44	1,159	17,037.34	6,589	438	38	43	21	785	18,075

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Significant trench results received to date, include 33.7m @ 5.15 g/t Au, 10m @ 16.06 g/t Au and 16m @ 3.14 g/t Au among others. The significant trench intersections are summarised in Table 4.

Table 4. Significant Trench Intersections Received to Date

Trench No.	Interval			Grade
	From (m)	To (m)	Length (m)	(g/t)
TWT1	15.5	22.5	7.0	1.16
TWT1	37.3	71.0	33.7	5.15
TWT1	82.0	93.0	11.0	5.97
TWT1	109.0	125.0	16.0	1.60
TWT2	52.0	62.0	10.0	2.51
TWT2	69.6	73.0	3.4	2.00
TWT5	0.0	4.0	4.0	3.50
TWT5	10.0	26.0	16.0	3.14
TWT3	11.0	17.0	6.0	1.53
TWT3	140.0	141.8	1.8	2.47
TWT3	146.0	154.0	8.0	1.50
TWT4	19.5	29.5	10.0	16.06

9.2.3	Prospect Scale Mapping

9.2.3.1 Twangiza

A detailed mapping project was carried out in the Twangiza artisanal workings in order to gain a better understanding of the geological and mineralization controls and to verify and compliment the diamond drilling data. A detailed report is found in Appendix II.

Lithology

The main rock units mapped here are interbedded mudstone, siltstone and black shale, which have been intruded along bedding planes by feldspar porphyry and mafic porphyry sills with the former dominating the latter. Extensive parallel and few cross cutting limonite-quartz veins do

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

occur within feldspar the feldspar porphyry sills. Within the sedimentary package, the limonite-quartz veins are often parallel to bedding with occasional cross cutting ones.

Structure

Structural mapping at the Twangiza deposit (workings, trenches and road cuts) reveal the following structural interpretation as shown in Figure 7:

•	Bedding in the Twangiza workings strikes dominantly NW-SE (plane 1 of Figure 7) at 125°/57°NE.
•	The intersection of bedding planes 2 and 3 indicate an anticlinal fold axis plunging 37° @ 120°.
•	Few quartz veins measured from the workings are either oblique or cross cut bedding with a NW and EW trend.

Alteration

The lithologies at surface are intensely weathered with kaolinite the dominant weathering product in the feldspar intrusives. Limonite after sulphides occurs where quartz veining occurs.

Hydrothermal alteration in the form of silicification is often observed at contacts between sediments and intrusives. These contacts are often salvaged with limonite where porphyries are rich in albite. This is evident from trench TWT1.

9.2.3.2	Lukungurhi Workings

The Lukungurhi artisanal working is located approximately 1.5 kilometres north of the Twangiza deposit and measures about 600 metres in strike length and on average 70 metres wide. The axis of the workings is orientated at 350° (Figures 5 and 6).

Work carried out during 2005 included trenching, geological/structural mapping of trenches and artisanal pits as well as rock chip/channel sampling. Two trenches TWT 3 and TWT 4 located

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

respectively at the southern and northern extensions of the workings were planned and excavated to test the continuity of the Lukungurhi mineralization (Figure 6).

Table 5 shows the anomalous rock-chip and channel sample results from workings in the Twangiza area.

Table 5: Anomalous Rock-Chip and Channel Sample Results

LOCATION	SAMPNO	SAMPLE TYPE	INTERVAL (m)	UTMN	UTME	Au (g/t)	ROCK TYPE
Kashegeshe	64123	Chip		9684814	693009	0.48	mafic porphyry
Kashegeshe	64124	Chip		9684914	693009	52.7	porphyry
Kashegeshe	64125	Chip		9685120	692939	2.58	porphyry
Kashegeshe	64126	Chip		9685120	692939	0.20	porphyry
Kashegeshe	64127	Chip		9685120	692939	0.68	porphyry
Kashegeshe	64128	Chip		9685120	692939	0.51	porphyry
Kashegeshe	64130	Chip		9684844	692837	5.47	porphyry
Kashegeshe	64131	Chip		9684844	692838	0.13	porphyry
Lukungurhi	64237	Channel	1.0	9683549	693071	0.67	porphyry
Lukungurhi	64139	Channel	1.0	9683549	693071	0.85	porphyry
Lukungurhi	64142	Channel	1.0	9683549	693071	0.18	porphyry
Lukungurhi	64146	Channel	0.8	9683549	693071	1.70	porphyry
Lukungurhi	64206	Channel	1.0	9683549	693071	0.13	siltstone
Lukungurhi	64215	Chip		9683274	693314	0.64	quartz
Lukungurhi	64217	Chip		9683273	693317	3.99	quartz
Lukungurhi	64229	Chip		9684075	693028	0.49	porphyry
Lukungurhi	64231	Chip		9684041	693028	0.21	porphyry
Muhona	64235	Channel	1.0	9683218	693973	0.37	quartz-mudstone
Muhona	64236	Channel	1.0	9683218	693973	0.23	quartz-mudstone
Muhona	64237	Channel	1.0	9683218	693973	0.42	quartz-mudstone
Muhona	64238	Channel	1.0	9683218	693973	0.49	quartz-mudstone
Muhona	64239	Channel	1.0	9683218	693973	0.36	quartz-mudstone
Muhona	64249	Channel	1.0	9683220	693971	0.15	quartz-mudstone
Muhona	64250	Channel	1.0	9683220	693971	0.34	quartz-mudstone
Muhona	64151	Channel	1.0	9683220	693971	0.28	quartz
Muhona	64154	Channel	1.0	9683261	693974	0.13	mudstone

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Lithology

The main rock units mapped in of this working and from trench exposures are interbedded mudstone, siltstone and graphitic/black shale, which have been intruded along bedding planes by feldspar and mafic porphyry sills. In the artisanal pits and recent trenches, the contact between the mafic porphyries and feldspar porphyry units are often found to be transitional. The porphyries are mainly characterised by a sequence of parallel limonite-quartz veins and veinlets. However, few cross cutting limonite-quartz veins forming a storkwork do occur.

Structure

Structural mapping from trenches and artisanal workings reveal the following structural features (Figures 8 and 9):

•	Bedding is dominantly N-S at 178°/42°W as indicated in Figure 8
•	Limonite-quartz veins within the porphyries have a dominantly E-W orientation of 080°/71° strike dip right as indicated in Figure 9.

Alteration

Kaolinite is the product of intense weathering of feldspars in both the feldspar porphyry and mafic intrusives. Limonite occurs after pyrite where quartz veining is observed.

Silicification is often observed at contacts between sediments and porphyries. This is evident from trenches TWT 3 and TWT 4.

9.2.3.3	Kashegeshe Workings

The Kashegeshe working is located about 800 metres to the north of the Lukungurhi workings (Figures 5 and 6). The workings are approximately 350 metres long and on average 50 metres wide and have a long axis orientation of 350° azimuth. Geological/structural mapping as well as rock chip/channel sampling was carried out during 2005. A total 12 samples comprising 2 rock

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

channel and 10 rock chip were collected for Au analysis. Table 5 shows the anomalous rock-chip and channel sample results from workings.

Lithology

Interbedded mudstone, siltstone and thin bands of graphitic/black shale have been intruded along bedding planes by the feldspar porphyry, form the main lithological units. The mafic porphyry unit is absent in the main workings but has been observed in outcrop in a stream close to the workings.

Parallel limonite-quartz veins are very common within the feldspar porphyry with occasional cross cutting ones.

Structure

Structural mapping from this working reveals the following structural features (Figure 10):

•	Bedding has a NNW-SSE orientation but the dominant orientation is 164°/81°SW.
•	The linear feature resulting from the intersection of the three planes indicate an anticlinal fold axis (the northern plunge of the Twangiza Anticline) plunging 22° @ 343°.

Further structural information will be obtained from trenches and drainage outcrops within the area to firm up this interpretation.

Alteration

Alteration and weathering as described in section 9.2.3.2 above.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

9.2.3.4	Muhona Workings

The Muhona artisanal working is located on the east limb of the Twangiza Anticline approximately 1 kilometre north east of the Twangiza deposit (Figures 5 and 6). The workings are approximately 70 metres long 50 metres wide.

The artisanal miners are currently excavating an adit within the sedimentary package, which is intercalated with brecciated quartz zones. Geological/structural mapping as well as rock chip/channel sampling was carried out during November and December 2005. A total of 22 samples, comprising 15 rock channel and 7 rock chip samples of porphyries and quartz veins were collected from the workings for Au analysis. Table 5 shows the anomalous rock-chip and channel sample results from workings.

Lithology

This working is characterised by a series of smoky ferruginous quartz veins (varying from 0.015 m to 1 m in width) in shale and mudstones. Abundant fragments of quartz are pilled up in the artisanal pit. Outcrops of mafic porphyry in contact with mudstone and black shale were mapped in the Muhona River upstream and to the west of the workings. An adit currently being driven by the local artisans is in a brecciated ferruginous quartz vein system hosted in an interbedded mudstone – shale sedimentary package.

Structure

Structural information from the Muhona drainage and workings reveal the following structural features (Figures 11 and 12),

•	Bedding is NNE-SSW with a dominant trend of 196°/72°NNW.
•	Quartz veins trend NE-SW with a dominant orientation of 046°/50°SE.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

9.2.3.5	Bugoy Prospect

Bugoy is located about 9 km (as the crow flies) NNW of the main Twangiza deposit and 18 km by road from the Twangiza base camp (Figure 4).

Historical Background

No historical primary gold exploration has been conducted in this area although alluvial gold mining was conducted along the Kadubu River. Stream sediment geochemistry along this river and its tributaries returned gold grades between 0.4 g Au/m³ and greater than 1.0 g Au/m³. As a result of this an historical data work programme was put together aimed at delineating the primary source of the above mentioned historical stream sediment anomalies.

Gridding and Geochemical Soil Sampling

A baseline oriented at 340° Magnetic North was established with origin at UTM location 9689963.88N/689011.44E (corresponding to 20000N/15000E local grid coordinates) about 500 m east of the Kadubu River. The total length of the base line and cross-lines are 6 and 2 kilometres respectively (Figures 13). Grid line and sample spacing were at 160 m and 40 m respectively. A total area of 12 square kilimetres was covered by the grid (Figure 13).

A total of 69 line kilometres were cut and 1,627 soil samples were collected. In addition 181 rock chip and channel samples were colleted during the soil geochemical sampling programme (Table 6).

Soil sample collection and analytical methodology is the same for that described is section 9.2.1.

There are eight distinct anomalies where gold-in-soil is above 100 ppb (Figures 13 and 14). Seven of these anomalous areas conincide with alluvial plains that occur at junctions of tributaries or major bends of rivers. Field inspection confirmed that these gold-in-soil anomalies are associated with alluvial material and are therefore considered to be transported anomalies.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

One anomaly located in the west-central part of the grid is associated with a raised alluvial terrace.

It is therefore concluded that all gold-in-soil anomalies are derived from transported alluvial material and that there is no hard rock in-situ gold within the area covered by the Bugoy grid.

Geology and Structures

Sediments comprising conglomerates, mudstones and siltstones underlie this area. The conglomerate is the dominant lithological unit within the gridded area. It is made up of a greenish silty matrix with quartz, siltstone and mudstone forming the clasts. The clasts vary in size ranging from 2 to 45 centimetres and are sub-angular to round in shape. This unit displays weak foliation in places with the clasts stretched along foliation. A feldspar porphyry unit in contact with siltstone was mapped about 300 m NNW outside the grid.

Structurally, all planner measurements have the convention “strike and dip right”. Structural interpretation from surface outcrops in the Bugoy area indicates a dominant NNW-SSE trend of bedding, 333°/43°. The intersection of planes 1 and 2 indicate an anticlinal fold axis plunging 17° @ 352° (Figure 15).

Limonite–silica veins are not common but the few encountered are usually parallel to bedding. Milky to smoky quartz veins are mostly observed in artisanal workings where they cross-cut bedding planes.

Rock-Chip/Channel Sampling

Rock-chip samples are collected in tandem with the soil sampling programme. A total of 181 rock-chip and channel samples were collected from Bugoy. Only one significant sample returned a gold value of 4.93 g/t Au (Table 6).

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Conclusions and Recommendations

It is concluded that the gold-in-soil anomalies are derived from transported alluvial material and that there is no hard rock in-situ gold potential within the area covered by the Bugoy grid.

It has been recommended that no further work be conducted in the Bugoy area.

Table 6: Rock Chip and Channel Sample Results

Sample #	Sample Type	Au (ppm)	Sample #	Sample Type	Au (ppm)	Sample #	Sample Type	Au (ppm)	Sample #	Sample Type	Au (ppm)
64075	chip	0.01	64299	channel	0.03	64349	chip	<0.01	64397	channel	0.01
64076	chip	<0.01	64300	channel	0.02	64350	channel	0.01	64398	channel	0.01
64077	chip	<0.01	64301	channel	0.02	64351	channel	0.02	64400	channel	<0.01
64078	chip	<0.01	64303	channel	0.02	64352	channel	0.01	64401	channel	0.01
64079	chip	<0.01	64304	channel	0.03	64353	channel	0.01	64403	chip	0.03
64080	chip	<0.01	64305	channel	0.09	64354	channel	<0.01	64404	chip	0.09
64082	chip	<0.01	64306	channel	0.02	64356	channel	<0.01	64093	chip	<0.01
64084	chip	<0.01	64307	channel	0.02	64357	channel	0.01	64094	chip	<0.01
64085	chip	0.03	64308	channel	0.02	64358	channel	<0.01	64095	chip	<0.01
64088	chip	0.01	64309	chip	0.01	64359	channel	<0.01	64097	chip	<0.01
64089	chip	<0.01	64310	chip	<0.01	64360	channel	<0.01	64098	chip	0.01
64090	chip	<0.01	64087	chip	<0.01	64361	channel	<0.01	64405	chip	<0.01
64086	chip	<0.01	64311	chip	0.05	64363	channel	<0.01	64406	chip	<0.01
64263	channel	<0.01	64312	chip	0.24	64364	channel	<0.01	64407	chip	0.04
64264	channel	<0.01	64313	chip	4.93	64365	channel	<0.01	64408	chip	<0.01
64265	channel	<0.01	64314	chip	0.01	64366	channel	<0.01	64409	chip	<0.01
64266	channel	<0.01	64315	chip	0.05	64367	channel	<0.01	64410	chip	<0.01
64267	channel	<0.01	64317	chip	0.32	64368	channel	<0.01	64411	chip	<0.01
64268	channel	<0.01	64319	chip	0.03	64369	channel	<0.01	64412	chip	<0.01
64269	channel	0.01	64320	chip	0.02	64370	channel	<0.01	64413	chip	<0.01
64270	channel	0.03	64321	channel	0.02	64371	channel	<0.01	64414	chip	<0.01
64271	channel	0.03	64322	channel	0.02	64091	chip	0.01	64415	chip	0.02
64272	channel	0.03	64323	channel	0.02	64092	chip	0.07	64416	chip	<0.01
64273	channel	0.02	64324	channel	0.01	64372	chip	<0.01	64417	chip	<0.01
64274	channel	0.02	64325	channel	0.02	64373	chip	0.02	64418	chip	<0.01
64275	channel	0.05	64326	channel	0.02	64374	chip	<0.01	64419	chip	<0.01
64276	channel	0.03	64327	channel	0.02	64375	chip	<0.01	64421	chip	<0.01
64277	channel	0.02	64328	channel	0.02	64377	chip	<0.01	64422	chip	<0.01
64278	channel	0.01	64329	channel	0.01	64378	chip	0.01	64423	chip	<0.01
64279	chip	0.02	64330	channel	<0.01	64379	chip	<0.01	64424	chip	0.01
64280	chip	0.02	64331	channel	0.01	64380	chip	0.01	64425	chip	<0.01
64281	chip	<0.01	64332	channel	<0.01	64381	chip	0.01	64426	chip	<0.01
64282	chip	<0.01	64333	channel	<0.01	64382	chip	0.01	64451	chip	<0.01
64283	chip	0.01	64334	channel	<0.01	64383	chip	<0.01	64452	chip	<0.01

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Sample #	Sample Type	Au (ppm)	Sample #	Sample Type	Au (ppm)	Sample #	Sample Type	Au (ppm)	Sample #	Sample Type	Au (ppm)
64285	chip	0.02	64335	chip	0.01	64384	chip	0.01	64453	chip	<0.01
64286	chip	0.02	64336	chip	<0.01	64385	chip	0.01	64454	chip	0.01
64287	chip	0.01	64337	chip	<0.01	64386	chip	0.01	64455	chip	<0.01
64288	chip	0.01	64338	chip	<0.01	64387	chip	<0.01	64456	chip	<0.01
64289	chip	0.01	64339	chip	<0.01	64388	channel	<0.01	64457	chip	0.02
64290	channel	0.13	64340	channel	0.02	64389	channel	0.01	64458	chip	0.03
64292	channel	0.02	64341	channel	0.02	64390	channel	<0.01	64460	chip	0.02
64293	channel	0.02	64342	channel	0.02	64391	channel	<0.01	64461	chip	0.01
64294	channel	0.01	64343	channel	0.01	64393	channel	0.01	64462	chip	0.02
64295	channel	0.01	64344	chip	0.02	64394	channel	<0.01	64463	chip	0.02
64296	channel	0.01	64345	chip	0.03	64395	channel	0.02	64484	chip	<0.01
64298	channel	0.02	64348	chip	0.01	64396	channel	0.02

10	DRILLING

Previous diamond drilling on the Twangiza Property is described in full in the 2003 CME Report. A copy of the 2003 CME Report can be obtained from SEDAR at www.sedar.com.

The aim of the recent drilling is to convert the remaining Inferred Resources into Indicated and Measured categories and to identify additional Inferred Resources. A total of 17,037.34 metres of PQ, HQ and NQ diamond drilling involving 71 holes were completed between February and December, 2006 (Figures 16a and 16b). Drilling tested the 800 metre long zone of mineralization within the hinge of the Twangiza Anticline and soil geochemical anomalies to the north. A total of 48 resource holes were initially drilled at 40 m centres to infill the holes drilled in 1997/98 with the objective of upgrading the Inferred Resources to the high confidence Measured and Indicated Resources. In addition, 23 exploration holes were drilled to test the geochemical anomaly to the north and east of the main Twaniza deposit.

Due to technical problems (caving in the hole) TDD003 was stopped at 31.32 m due to poor recovery in the intensely broken ground.

An A-Star 350 B2 helicopter (owned and operated by Wilddog Helicopters) was used for the moving of drills, materials and personnel from site to site. The diamond drilling was performed

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

by Geosearch International Limited of South Africa utilizing three portable CS1000 and a Longyear 38 drill rigs with a maximum depth capability of 600 metres.

All drill holes collars were surveyed with Real Time DGPS equipment. Drill holes collar azimuths were established at surface by using hand held compasses. Down-hole surveying of drill holes utilized a Reflex Single Shot or Flexit instrument, which measures both azimuth and dip. All drill holes were oriented. Orientation was carried out by the “Spear” method or other gravity-based Ezy Mark system.

Diamond drill holes specifications completed between February 2006 and December 2006 are outlined in Table 7. A drill hole trace plan of drill holes is shown in Figures 16a and16b.

Table 7: Diamond Drill Hole Specifications

BHID	EASTING	NORTHING	ELEVATION	DEPTH	INCLINATION	AZIMUTH
	(UTM)	(UTM)	(m)	(m)	(O)	(O)
TDD001	693421.60	9682812.53	2350.63	180.00	51	70
TDD002	693456.74	9682741.62	2347.18	178.92	51	70
TDD003	693464.66	9682662.27	2319.19	31.32	51	70
TDD004	693464.34	9682662.13	2319.16	212.03	56	70
TDD005	693561.26	9682785.62	2315.08	226.97	55	260
TDD006	693433.81	9682566.49	2261.62	255.14	51	70
TDD007	693633.63	9682795.87	2282.70	174.68	55	260
TDD008	693463.86	9682489.78	2233.63	283.79	50	70
TDD009	693512.02	9682420.46	2243.13	256.09	50	70
TDD010	693704.49	9682805.40	2248.86	160.05	55	260
TDD011	693531.52	9682928.36	2263.36	201.68	55	260
TDD012	693393.33	9682915.95	2332.46	172.78	55	80
TDD013	693327.65	9683065.80	2313.86	174.68	55	80
TDD014	693340.03	9682746.27	2292.40	222.14	55	80
TDD015	693373.10	9683231.68	2282.01	149.61	55	80
TDD016	693292.92	9683222.85	2279.46	160.09	55	80
TDD017	693457.96	9683412.74	2256.24	203.33	55	260
TDD018	693535.11	9683420.90	2228.16	160.88	55	260
TDD019	693643.55	9683439.64	2191.47	149.13	55	260
TDD020	693534.48	9682276.85	2228.66	303.12	51	70
TDD021	693224.39	9683206.59	2245.70	162.63	55	80
TDD022	693024.34	9683575.83	2173.92	189.63	55	80
TDD023	693636.06	9682133.45	2206.54	212.99	50	70
TDD024	692822.62	9683300.03	2187.76	174.61	55	80
TDD025	693571.53	9683257.96	2222.15	162.68	55	260
TDD026	693579.57	9682197.98	2199.29	225.45	50	70

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

BHID	EASTING	NORTHING	ELEVATION	DEPTH	INCLINATION	AZIMUTH
	(UTM)	(UTM)	(m)	(m)	(O)	(O)
TDD027	693507.75	9683082.60	2236.27	168.72	55	260
TDD028	693608.57	9682949.41	2248.90	159.80	55	260
TDD029	693664.80	9682046.53	2207.79	197.33	50	70
TDD030	693827.28	9682979.51	2160.29	178.70	55	260
TDD031	693672.32	9681983.30	2231.84	304.67	50	70
TDD032	692956.93	9683123.49	2198.90	188.18	55	80
TDD033	693703.98	9681902.93	2209.01	200.00	50	70
TDD034	693524.50	9682364.00	2258.97	310.98	50	70
TDD035	693622.00	9681994.00	2210.44	313.12	50	70
TDD036	693534.50	9682225.00	2195.73	321.41	50	70
TDD037	693448.40	9682288.00	2212.69	416.18	50	70
TDD038	693537.20	9682145.00	2176.16	307.78	50	70
TDD039	693456.20	9682339.00	2208.70	456.72	51	70
TDD040	693590.10	9682072.00	2196.22	309.63	50	70
TDD041	693458.10	9682786.00	2348.14	233.00	55	70
TDD042	693463.00	9682442.00	2216.77	345.00	51	70
TDD043	693040.50	9684217.00	2174.74	251.18	55	80
TDD044	693398.60	9682592.00	2252.09	316.88	51	70
TDD045	693400.60	9682675.00	2283.47	206.18	51	70
TDD046	693410.60	9682764.00	2337.43	278.31	51	70
TDD047	692805.70	9684785.00	1968.25	206.18	55	80
TDD048	693460.30	9682534.00	2253.44	254.28	51	70
TDD049	693439.60	9682606.00	2283.89	283.99	50	70
TDD050	692867.20	9684503.00	2037.53	209.18	55	80
TDD051	693504.30	9682464.00	2245.76	247.88	50	70
TDD052	693502.30	9682296.00	2234.38	350.18	51	70
TDD053	693662.30	9682682.00	2314.12	239.18	55	260
TDD054	693582.60	9682234.00	2207.56	271.95	50	70
TDD055	693504.50	9682375.00	2242.30	295.53	50	70
TDD056	693746.30	9682552.00	2322.37	205.28	50	260
TDD057	693444.00	9682697.00	2320.43	211.28	51	70
TDD058	693639.60	9682086.00	2201.73	183.56	50	70
TDD059	693771.10	9682471.00	2319.83	209.99	50	260
TDD060	693509.60	9681833.00	2164.99	497.10	55	70
TDD061	693587.20	9682157.00	2199.56	258.18	50	70
TDD062	693709.40	9682503.00	2334.64	208.30	61	70
TDD063	693615.70	9682029.00	2208.57	291.85	51	70
TDD064	693303.30	9682443.00	2155.57	296.58	57	70
TDD065	693603.60	9682588.00	2337.78	176.28	60	70
TDD066	693315.60	9682313.00	2141.60	416.19	52	70
TDD067	693644.90	9682485.00	2330.48	260.01	59	70
TDD068	693574.60	9682116.00	2192.54	324.76	51	70
TDD069	693619.50	9682552.00	2335.33	193.97	57	70
TDD070	693302.10	9682393.00	2159.05	284.07	50	70

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

BHID	EASTING	NORTHING	ELEVATION	DEPTH	INCLINATION	AZIMUTH
	(UTM)	(UTM)	(m)	(m)	(O)	(O)
TDD071	693897.70	9682606.00	2261.03	174.08	50	250

10.1	Mineralization and Results

Appendix III, is a table of significant intersections from the diamond drilling programme. Individual sample grades were not capped and intercepts are down-hole lengths as such composite results are presented over core length and true widths.

11	SAMPLING METHOD AND APPROACH

The information in this section of the report relates to Banro’s current exploration programme at Twangiza.

11.1	Soil Geochemistry

The baseline origin for the soil geochemical grid was pegged at UTM coordinate of 9682698.2N / 693500.5E, which corresponds to a local grid coordinate of 10000N/20000E (Figure 5). The soil geochemical grid was initially surveyed using compass, tape and ranging rod method. All sample points are peg with a wooden peg with local grid co-ordinates clearly labelled on each peg. All sample points are subsequently surveyed in using a Trimble Differential GPS. The survey used the WGS-84 zone 35 south coordinate system.

The base line is 7 kilometres long and orientated at 350° (Figure 5). Cross-lines are spaced at 80 metres intervals and are 2 kilometres long (Figure 5). Soil geochemical samples are taken at 40 metre intervals along cross-lines.

At the end of December 2006 field work, a total of 275.44 line kilometres had been cut and a 6,589 soil geochemical samples collected and sent for analysis Table 3. The soil geochemical grid was surveyed using differential GPS.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Approximately 4 to 6 kg of soil was taken from each sample site, below the upper soil horizon containing vegetative matter. The average sample depth was 35 cm. Features such as grid co-ordinates of each sample location, depth, colour, horizon, grain size, fragments, slope angle and slope orientation are recorded at each sample site in the sample book. This data is later transferred into electronic format for which there are standard formats. Soil samples are collected and placed in a plastic sample bag. A wet strength sample tag with a unique sample number is assigned to each sample and placed in the sample bag. In addition the sample number and grid co-ordinates of each sample location are scribed onto an aluminium tag. The aluminium tag is placed in the bottom of each sample pit and covered. This is done as grid pegs are often removed by the local inhabitants.

The sample books are designed so that six (6) random numbers (i.e. six pages) per fifty (50) numbers have been removed from the books. This is done to ensure that standards, duplicates and blanks can be inserted and the field geologists do not have to remember to skip numbers while conducting their daily field activities.

The soil samples are shipped to the Banro sample preparation facility in Bukavu, DRC. Each shipment between the field and Bukavu has a covering despatch form that is filled out in triplicate. Two copies are sent to Bukavu with the samples and one remains in the field at the project site. Should there be any discrepancy between the sample numbers and/or the number of samples recorded on the sample dispatch sheets and those samples physically received at the Bukavu sample preparation laboratory the problem is immediately dealt with via HF radio communications and the problem rectified. Pulp samples of approximately 150 g each are shipped in batches to SGS in Mwanza, Tanzania and, for referee purposes, to Genalysis in Perth, Australia, with DHL. Prior to the commencement of the drilling programme in March 2006, all geochemical samples were submitted to ALS Chemex in Johannesburg, South Africa.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

11.2	Trench, Channel and Grab Samples

Trench sampling is carried out by channelling a sample along the floor of the trench. Each channel is approximately 10 centimetres wide and 3 to 5 centimetres deep. Sampling is carried out “geologically” i.e. sample intervals were determined by geological features, and not done simply on a meter-by-meter basis. In homogeneous rock, the maximum sample interval was 1 metre. The minimum sample interval employed is 0.3 m. Veins, altered zones, or distinct geological units were sampled so that the contacts were a standard 2 cm within the sample boundaries. Sample weights are recorded and vary between 3 kilogram and 6 kilogram. Channel sample methodology is similar to that described for trenches above.

A total of 1,159 metres of trenches had been excavated by December 2006 and 785 trench samples collected (Table 3).

Sample tickets and the paper trail of sample movement are as described in section 12.2.

11.3	Drill Core Samples

The entire length of each drill hole was sampled, resulting in the collection of 18,075 samples from 17,037.34 metres of drill core (Table 3). All sampling is carried out “geologically” i.e. sample intervals are determined by geological features, and not done simply on a meter-by-meter basis.

In homogeneous rock, the maximum sample interval is 1 m. The minimum sample interval is 0.3 m. As shown in Table 8, 0.3 m of split HQ core provides approximately 1.29 kg of material for analysis.

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Table 8: Relationship Between Core Length and Sample Weight
Sample Length (HQ Core)	Weight of Sample*
1.00 m	4.30 kg
0.50 m	2.15 kg
0.30 m	1.29 kg

*Assumes 2 mm loss on cutting, and a RD of 2.7

Veins, altered zones or distinct geological units are sampled so that the contacts are a standard 2 cm within the sample boundaries.

Samples were cut at site and shipped to the Bukavu sample preparation laboratory for processing. The sample pulps were then sent to the SGS laboratory in Mwanza, Tanzania to be analyzed for gold by 50 g fire assay. Analytical statistics for gold in drill core is presented in Table 9.

Table 9:Drill Core Sampling Analytical Statistics

No. of Samples	Gold (g/t)
	Minimum	Maximum	Mean	Std. Dev.
18,075	0.005	280.00	0.75	3.02

12	SAMPLE PREPARATION, ANALYSIS AND SECURITY

12.1	Statement

Banro runs its own sample preparation facility in Bukavu, DRC using its own full-time employees. ALS Chemex, Johannesburg built the sample preparation facility for Banro. ALS Chemex management were on site to train Banro staff and commission the facility in September 2005. Analysis of samples is undertaken by the SGS laboratory in Mwanza, Tanzania which serves as the primary laboratory, and Genalysis in Western Australia serves as the umpire laboratory. Both SGS and Genalysis are internationally (NATA) accredited and utilise conventional sample preparation, sample analysis and associated quality control protocols.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

12.2	Sample Preparation and Analysis

The in-house samples preparation facility is a containerised laboratory specially designed by ALS Chemex but managed by Banro with periodic laboratory audits carried out by external consultants. The laboratory has been audited on separate occasions by the following: Tony Martin (SRK) in October 2005, Terence Howard (ALS) in February 2006, Theonest Bahemuka (SGS) in August 2006 and in November 2006 Martin Pittuck (SRK) reviewed the laboratory protocols and procedures.

All field samples are delivered to the Banro sample preparation facility in Bukavu. Individual sample bags are sealed with a cable tie and the individual sample bags placed in large white bags that will hold between 20 and 30 kg of sample. Each shipment between the field and Bukavu has a covering despatch form that is filled out in triplicate. Two copies are sent to Bukavu with the samples and one remains in the field at the project site. Should there be any discrepancy between the sample numbers and/or the number of samples recorded on the sample sheets and those samples physically received at the Bukavu sample preparation laboratory, the problem is immediately dealt with via HF radio communications and a reconciliation report sent by mail to the Senior Project Geologist. Pulp samples, of approximately 150 g, are placed in brown packet envelopes, which in turn are placed in a rectangular cardboard box that holds approximately 20 pulp samples. These boxes are shipped in batches to either SGS in Mwanza, Tanzania or Genalysis in Perth, Australia in the case of inter-laboratory checks.

The in-house sample preparation facility comprises an electric oven, two jaw crushers, three disc pulverisers and air compressor system all assembled in a ‘20 footer’ and a ‘40 footer’ steel containers.

All samples received from the field are sorted and oven dried in steel pans stacked on racks that are clearly labelled to optimise the resident drying time of material in the oven.

Using the jaw crushers, all adit, trench and drill core samples are crushed to 70% passing 2 mm screen. The crushed sample is split using a riffle splitter to produce between 800-1,500 g of

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

material, which is pulverised using B2000 Low Chrome Bowls with disc for 90 to 300 seconds depending on the hardness of the sample to 90% passing 75 microns screen. Soil geochemical samples are oven dried and sieved to minus 2 mm before being pulverised. An average of 150 g split of the pulp is shipped to the SGS laboratory in Mwanza, Tanzania for analysis. An average of 250 samples is prepared each day from the in-house facility.

The crusher is thoroughly cleaned in between any two samples. After every 10th sample, the crusher is cleaned (flushed) with barren granite, and the pulveriser is cleaned with similar material between each sample. The cleaning process is enhanced with the use of compressed air system after each sample. The preparation of soil samples is independently carried out to avoid possible contamination from the higher-grade trench, adit or core samples.

The sample preparation laboratory has organised areas/shelves designed for the storage of coarse and pulp rejects such that the samples can be retrieved in a reasonable amount of time.

The sample preparation laboratory’s quality assurance procedures are based upon the requirements and procedures of ISO 9001:2000 (quality systems – management requirements). All sections of the laboratory comply with the quality assurance procedures.

Three laboratories have been used for sample assaying since the commencement of exploration in Twangiza in October 2005. The initial soil geochemical and trench samples were analysed by ALS Chemex, Johannesburg while SGS-Mwanza served as the umpire laboratory. From the start of drilling in Twangiza Banro has used SGS-Mwanza as the principal analytical laboratory and Genalysis-Perth as the umpire laboratory.

All gold analyses have been carried out using conventional 50 g charge fire assay with atomic adsorption spectrography (AAS) finish. The three laboratories involved have carried out the usual internal checks, which in the case of SGS-Mwanza are detailed in the section on quality control. The author has reviewed the laboratory procedures of SGS-Mwanza.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

12.3	Quality Control Procedures

In order to monitor the integrity of the sample preparation and analytical data screen tests of crushed (5%) and pulverized (10%) samples are routinely carried out to monitor the particle size and percentage passing of the crushed and pulverized material respectively.

To provide a measure of accuracy, precision and confidence, a range of international reference materials, duplicates and blanks are routinely (12%) but randomly inserted into each batch of samples. Blank samples are inserted during the main stream crushing and pulverising processes. Blanks are inserted into sample batches at a frequency of 1 in 50 and crush duplicate split is also carried out at 1 in 50. Standard reference materials are inserted at a frequency of 4 in 50. International reference materials inserted are predominantly sourced from Rocklabs Limited, New Zealand and occasionally from Geostats Pty Limited, Australia.

12.4	Assessment of Quality Control Data

Quality control procedures have been implemented in all stages of the sample preparation and analytical process. The quality control work includes the insertion of international reference samples, inter-laboratory checks, samples preparation laboratory duplicates, blanks, and the analytical laboratory’s internal checks. These are all described in detail in the following sections.

12.4.1	Standard Samples

Four analytical reference materials are inserted in a batch of 50 samples. The standards reference material is sourced from Rocklabs Limited, New Zealand and a few from Geostats, Australia. The standard reference samples are in pulp form and are supplied in plastic containers of 2.5 kg each, of both oxide and sulphide material with variable grade ranges. Twenty two variable grade ranges of standards have been inserted in various batches of samples submitted to the analytical laboratory. The standards are randomly inserted but of same quantity as the laboratory pulps, making it difficult for it to be detectable by the analytical laboratory.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Statistical assessment of the results of the standard reference data using the facilities in the Rocklabs Quality Control package has been completed. Table 10 gives basic statistics on the assaying of standard samples and Appendix IV are precision control charts of the results of the various analytical standards.

The mean assay values for all standard reference material in relation to their respective reference value are considered to be within acceptable limits. Out of control points (Appendix IV) reference material are usually re-analysed with the batch of samples. In general the low coefficient of variation (CoV), suggests that there is no analytical bias or no major control problems were encountered during the period and that SGS-Mwanza is producing assays of exceptional quality, an indication of excellent precision (Appendix IV).

Table 10: Statistics of Results of Standard Reference Sample Submissions

STD REFID	REF VALUE (g/t Au)	No of Submissions	MIN (g/t Au)	MAX (g/t Au)	MEAN (g/t Au)	STD DEV	CoV
G902-8	0.400	43	0.300	0.550	0.388	0.042	0.107
G996-4	0.510	50	0.400	0.550	0.474	0.033	0.069
OXA26	0.080	40	0.060	0.150	0.081	0.015	0.185
OXA45	0.081	100	0.070	0.100	0.081	0.005	0.059
OXC44	0.197	62	0.180	0.230	0.200	0.011	0.053
OXD43	0.401	43	0.390	0.460	0.416	0.020	0.048
OXE42	0.611	61	0.520	0.640	0.597	0.018	0.030
OXF41	0.815	23	0.600	0.890	0.827	0.060	0.073
OXG46	1.037	15	0.960	1.110	1.023	0.041	0.040
OXH37	1.286	55	1.160	1.360	1.282	0.042	0.032
OXH52	1.291	2	1.290	1.320	1.305	0.015	0.011
OXI40	1.857	13	1.780	1.890	1.842	0.028	0.015
OXK35	3.489	12	3.390	3.600	3.480	0.057	0.016
OXL34	5.785	12	5.590	5.900	5.810	0.082	0.014
OXP50	14.890	218	14.300	16.600	15.106	0.326	0.022
SF12	0.819	49	0.620	0.850	0.800	0.046	0.058
SF23	0.831	101	0.660	0.910	0.817	0.031	0.038
SH24	1.326	37	1.250	1.390	1.309	0.035	0.026
SJ10	2.643	24	2.380	2.670	2.589	0.056	0.022
SJ22	2.604	209	2.250	2.710	2.590	0.046	0.018

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

SK21	4.048	81	3.620	4.240	3.975	0.102	0.026
SL20	5.911	151	5.750	6.150	5.933	0.074	0.012
SN16	8.367	47	7.950	8.690	8.336	0.132	0.016
Total		1,448

12.4.2	Inter-Laboratory Check Assays

Statistical analyses of samples assayed at both SGS-Mwanza and Genalysis-Perth using the same assay methods have been undertaken (Tables 10 and 11). These were samples originally assayed by SGS-Mwanza. The pulps from a selection of samples were then dispatched to Genalysis-Perth for check assays by the same method (50 gram fire assay). The samples were submitted at the end of every quarter in batches of between 80 and 100 samples and with insertion of analytical standards.

Results were compared on the basis of the first assay by each laboratory, and the few repeat determinations by each laboratory were ignored. The Mean Relative Differences (MRD) of the SGS and Genalysis result were calculated (Tables 11 and 12).

Table 11: Inter-laboratory Comparison – SGS Vrs Genalysis; July 2006

<1.0 g/t Au	SGS	Genalysis	>1.0 g/t Au	SGS	Genalysis
Count	51	51		32	32
Min	0.005	0.010		1.020	1.080
Max	0.980	1.100		15.800	16.140
Mean	0.358	0.396		4.060	4.239
Std Dev	0.308	0.329		4.211	4.401
MRD	10%			4.3%

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Table 12: Inter- laboratory Comparison – SGS Vrs Genalysis; November 2006

<1.0 g/t Au	SGS	Genalysis	>1.0 g/t Au	SGS	Genalysis
Count	45	45		31	31
Min	0.050	0.010		1.090	1.160
Max	0.990	0.960		10.800	11.920
Mean	0.352	0.369		3.304	3.458
Std Dev	0.322	0.321		2.824	2.794
MRD	4.7%			4.5%

As shown in Figures 17 to 20, the overwhelming bulk of results compared well and the relationship showed no significant variation with increasing grade (Tables 11 and 12). The MRD for the quarterly submissions for the less than 1.0 g/t analytical results is 4% - 10%, and for the analytical results greater than 1.0 g/t, the MRD is less than 5%. In the global sense, statistical comparison of the umpire laboratory (Genalysis-Perth) check against the primary laboratory (SGS-Mwanza) results indicated that there is no evidence of bias between SGS and Genalysis (Figures 17 to 20).

12.4.3	Duplicate Coarse Split

A total of 489 crush split (duplicate) included in routine sample batches were statistically reviewed (Table 13). A total of 108 (22%) of the duplicate split out of the 489 samples returned assay values of more than 0.5 g/t Au. Two of the mineralized (>0.5 g/t Au) duplicate samples, which had greater than 20.0 g/t Au, did not repeat. These samples have been identified to be associated with sulphide vein. The two outlier-samples were removed from the data prior to generation of correlation graphs and statistical analysis. Two correlation graphs (< 0.5 g/t Au and >0.5 g/t Au) were generated and both showed a very high correlation coefficient (Figures 21 and 22). The excellent correlation within the high-grade, indicate that there is no significant coarse gold component in the samples (Table 13).

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Table 13: Descriptive Statistics of Coarse Split Sample Pairs

	< 0.5 g/t Au	< 0.5 g/t Au	> 0.5 g/t Au	>0.5 g/t Au
	Original g/t Au	Duplicate g/t Au	Original g/t Au	Duplicate g/t Au
Number of Pairs	378	378	108	108
Minimum	0.005	0.005	0.500	0.500
Maximum	0.490	0.500	11.400	13.100
Mean	0.093	0.094	1.690	1.672
Standard Deviation	0.114	0.121	1.672	1.796

12.4.4	Blank Samples

There were 432 blank samples with a mean reference value of 0.0077 g/t. These are made up of composited barren granite purchased from ALS Chemex - Mwanza laboratory, with assay values of less than 0.01. Of the 432 blank samples, six (1.39%) had a laboratory result, which were above the expected value of 0.02 (Figure 23). In one case the laboratory result was up to 0.1 g/t Au. The three samples inserted prior to the ‘failed blank’ all returned values of a lower grade than the failed blanks sample. Therefore, it has been concluded that no contamination occurred in the sample preparation process. Furthermore, three samples on either side of the failed blanks within the batch were re-analysed. The author has checked the results of the re-analysed samples (including the failed blanks), and has confirmed that the failed blanks returned below detection assay values following the re-assaying.

If control problems were detected, the samples or sample batches would be re-analyzed.

QA/QC protocols employed in the 1997/98 exploration program are discussed in the 2003 CME Report, a copy of which can be obtained from SEDAR at www.sedar.com.

12.4.5	Analytical Laboratory Quality Control

Most laboratories have an established quality control routine, which will involve the insertion of standard, blank and duplicate samples into every assay batch. At SGS-Mwanza the routine consists of two standards, one blank and two repeats (pulp duplicates) in every batch of 50

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

samples. In addition, repeats are randomly inserted at a rate of 1 in 20 samples. If any significant discrepancies are found SGS-Mwanza claim that they re-assay the whole batch. The author has reviewed the laboratory procedures of SGS-Mwanza and is satisfied with its findings.

A monthly report detailing the results of the internal quality control by the principal laboratory is prepared by SGS-Mwanza, which is later put together to produce a comprehensive quarterly report.

Assessment of the principal analytical laboratory internal duplicates, blanks and standard show excellent accuracy and with very high precision, which indicate that there is no evidence of bias in the samples and that SGS-Mwanza is producing assays of high quality.

13	DATA VERIFICATION

The project database is stored in two separate forms: as Access Database file for the historical data and a series of Microsoft Excel Spreadsheets for the current data. A programme is in place to migrate all the data into Century Database System.

Logging data are currently entered manually from field logs. Palm top computers have been purchase for data to be captured and download directly into the Century System Database.

Assay data is received from SGS-Mwanza and Genalysis-Perth in electronic format that are entered directly into the database.

All data is verified both against in-house and laboratory internationally recognised standards as described in section 12. All assay data is cross-referenced against sample numbers and field locations in order to make sure that the results make “geological sense”.

A technical meeting is held every month where Senior Project Geologist and Project Geologists present the technical data pertaining to their projects. At these technical meetings progress of the

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

past month is reviewed, geological models and exploration techniques discussed and objectives for the following month set.

Michael B. Skead, P.Geo., Vice President, Exploration of Banro and the “qualified person” (as such term as defined in NI 43-101) responsible for supervising the preparation of this report, has verified all data pertaining to the Twangiza Property.

14	ADJACENT PROPERTIES

There are no adjacent properties.

15	MINERAL PROCESSING AND METALLURGICAL TESTING

Eleven composite drill hole samples of approximately 10 kilograms each from the main Twangiza deposit were submitted to SGS Lakefield in South Africa for initial diagnostic leaching testwork to establish the gold-mineral association within oxide, transitional and fresh rock materials. The diagnostic testwork procedure involved the sequential solubilizing of the least-stable minerals via various pre-treatments (cyanidation, hydrochloric and nitric acid) and extraction of the associated gold by cyanidation/CIL.

Results of the metallurgical testwork are shown in Table 14.

Results for the four oxide samples gave recoverable gold by CIL (carbon-in-leach) processing of between 88.92% and 95.63%. For the four transitional material samples, expected recoverable gold by carbon-in-leach processing varied between 27.33% and 90.01%. The three fresh rock samples gave expected recoverable gold by carbon-in-leach processing of between 42.19% and 61.96%.

Samples were sent to SGS Lakefield’s laboratory in Johannesburg, South Africa. Preparation involved the air-drying of the “as received” material. The individual samples were then crushed to 100% passing -1.7mm before being milled to 80% passing -75µm. The milled material was

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

blended and split into representative sub-samples for the testwork. The testwork procedure involved the sequential solubilizing of the least-stable minerals via various pre-treatments, and extraction of the associated gold by cyanidation/CIL.

To quantify the gold that can be extracted via direct cyanidation, samples were cyanided. To quantify the gold that is preg-robbed, but is recoverable via CIL processing, a second sample was cyanided in the presence of activated carbon. To quantify the gold that can be extracted via a mild oxidative pre-leach, the CIL residue is first subjected to hot HCl pre-treatment, followed by CIL dissolution of the acid treated residue. To quantify the gold associated with sulphide minerals, the CIL residue is first subjected to a severe oxidative pre-treatment using hot HNO3 followed by CIL dissolution of the acid-treated residue. To quantify the gold associated with carbonaceous material, the subsequent residue sample is subjected to complete oxidation via roasting, followed by CIL dissolution of the calcined product. The duration of the leaching was 24 hours.

SGS Lakefield is an internationally recognized metallurgical testing laboratory, independent of Banro and working to recognized quality assurance and quality control standards.

	Table 14: Sequential leach procedures showing different gold/mineral associations.
Sample Number	Gold association	Gold
		g/t	%
TM TOX 01 - Oxide	Available to direct cyanidation	2.1	86.53
	Preg-robbed – CIL	0.06	2.39
	HCl digestible minerals	0.13	5.27
	HNO3 digestible minerals	0.01	0.35
	Carbonaceous matter	0.01	0.38
	Quartz (balance)	0.12	5.08
	Total	2.43	100

TM TOX 02 - Oxide	Available to direct cyanidation	5.66	95.14
	Preg-robbed – CIL	0.03	0.49
	HCl digestible minerals	0.09	1.56
	HNO3 digestible minerals	0.13	2.21
	Carbonaceous matter	0.01	0.12
	Quartz (balance)	0.03	0.48
	Total	5.95	100

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TM TOX 03 - Oxide	Available to direct cyanidation	4.67	88.64
	Preg-robbed – CIL	0.03	0.56
	HCl digestible minerals	0.26	4.97
	HNO3 digestible minerals	0.21	4.06
	Carbonaceous matter	0.02	0.35
	Quartz (balance)	0.08	1.42
	Total	5.27	100

TM TOX 04 - Oxide	Available to direct cyanidation	3.15	92.14
	Preg-robbed – CIL	0.06	1.72
	HCl digestible minerals	0.04	1.21
	HNO3 digestible minerals	0.12	3.57
	Carbonaceous matter	0.01	0.3
	Quartz (balance)	0.04	1.06
	Total	3.42	100

TM TOX 05 - Transition	Available to direct cyanidation	3.4	89.48
	Preg-robbed – CIL	0.02	0.53
	HCl digestible minerals	0.06	1.66
	HNO3 digestible minerals	0.27	6.98
	Carbonaceous matter	0.04	1.09
	Quartz (balance)	0.01	0.26
	Total	3.8	100

TM TOX 06 - Transition	Available to direct cyanidation	1.55	46.78
	Preg-robbed – CIL	0.54	16.18
	HCl digestible minerals	0.23	6.89
	HNO3 digestible minerals	0.39	11.64
	Carbonaceous matter	0	0.02
	Quartz (balance)	0.61	18.49
	Total	3.32	100

TM TOX 07 - Transition	Available to direct cyanidation	0.05	1.3
	Preg-robbed – CIL	1	26.03
	HCl digestible minerals	0.49	12.66
	HNO3 digestible minerals	0.86	22.32
	Carbonaceous matter	0.86	22.43
	Quartz (balance)	0.59	15.26
	Total	3.84	100

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

TM TOX 08 - Transition	Available to direct cyanidation	0.27	6.4
	Preg-robbed – CIL	1.1	25.76
	HCl digestible minerals	0.82	19.18
	HNO3 digestible minerals	0.61	14.31
	Carbonaceous matter	0.5	11.69
	Quartz (balance)	0.97	22.66
	Total	4.29	100

TM TOX 09 - Fresh	Available to direct cyanidation	1.15	20.01
	Preg-robbed – CIL	1.28	22.18
	HCl digestible minerals	0.34	5.85
	HNO3 digestible minerals	1.1	19.05
	Carbonaceous matter	0.23	4
	Quartz (balance)	1.67	28.91
	Total	5.77	100

TM TOX 10 - Fresh	Available to direct cyanidation	1.46	48.3
	Preg-robbed – CIL	0.05	1.82
	HCl digestible minerals	0.04	1.2
	HNO3 digestible minerals	1.29	42.89
	Carbonaceous matter	0.05	1.81
	Quartz (balance)	0.13	3.98
	Total	3.02	100

TM TOX 11 - Fresh	Available to direct cyanidation	0.26	10.26
	Preg-robbed – CIL	1.32	51.7
	HCl digestible minerals	0.2	7.67
	HNO3 digestible minerals	0.44	17.36
	Carbonaceous matter	0.29	11.47
	Quartz (balance)	0.04	1.54
	Total	2.55	100

Although the samples were taken across the entire orebody, including different lithologies and weathering regimes, it is felt that these samples are not fully representative of the orebody. Further detailed metallurgical testwork is currently underway in order to gain a better understanding of the metallurgical behaviour of the gold especially in the transition and fresh rock.

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16	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Daniel K. Bansah is Banro’s Mineral Resource Manager. His responsibilities include resource modelling and grade estimation, and the reporting of estimated mineral resources, for the Twangiza Property. Mr. Bansah is a professional resource geologist with over 17 years of experience with precious metal deposits and resource estimation techniques and is a “qualified person” as such term is defined in NI 43-101. Mr. Bansah is a member of the Australasian Institute of Mining and Metallurgy (AusIMM).

16.1	Approach

The adit, drillhole and trench data were transformed and validated in the Datamine software, which was then used for the Mineral Resource modelling and grade estimation.

The Datamine software in common with other mining software systems relies on a block modelling approach to represent an orebody as a series of 3-dimensional blocks to which grade attributes, and virtually any other attributes can be assigned. The software provides numerous means by which attributes can be assigned, and optimisation routines are provided that allow block splitting such that complex ore outline details are not lost or smoothed out by regular size blocks. In generating the resource model, a series of sub-models were built and the approach is described briefly below.

The adit, drillhole and trench data were plotted on level plans and vertical sections. The mineralized zones were then outlined on flitch plans, where the geology and grade distribution is well represented by the adits and then cross-checked with the vertical sections to produce a complete 3 dimensional picture of the geology and mineralization. The mineralized outlines were largely based on a geological cut-off of 0.3 to 1 g/t Au but were also interpreted so as to ensure continuity between sections and flitch plans. This process was repeatedly verified until a robust three-dimensional model of the mineralized zones had been created.

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While the model was extended beyond the available information, the distinction between ‘Measured’ and ‘Indicated’ resources was made at approximately 20 and 40 metres respectively from the nearest drillhole, trench, or adit. In addition, areas where the interpretation is based on limited data, the entire deposit was classed as ‘Inferred’.

All the assays within the mineralized zones were composited to constant 2 metre lengths before undertaking statistical analyses on the gold grades. Histograms were generated from these to determine an appropriate top cut, and semi-variograms were calculated for the different mineralized zones using the composite values.

A block model of the various zones was then created within the mineralized solids, along with a triangulated surface of the topography. The blocks were assigned grades using ordinary kriging for the near-surface closed spaced adit, trench and drill hole data, and a two pass inverse distance weighting of the 2 metre composited grades for the rest of the deposit. The first pass in this case was used to fill all the blocks in the model with gold values. The second pass overwrote the first, using search radii based on the ranges evident in the directional semi-variogram.

16.2	Database and Data Quality

16.2.1	Data Verification

Table 15, shows the data type and amount of data employed in the current geological modelling and Mineral Resource Estimates.

Table 15: Data Employed in Current Estimates
Data Type	Number	Total Length	No. of samples
Historical Trenches (MGL)	71	8,323	4,088
Historical Adit (MGL)	202	13,207	13,716
1997/98 Diamond Holes (CME)	20	9,122	8,557
Re-sampled Adits (CME)	16	1,689	1,613
Recent Trenches	6	966.4	624
Recent (Phase I) DD holes	33	6,421.14	6,881
Recent (Phase II) DD holes	38	10,616.2	11,194

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The quality of the historical adit data has been assessed by a total of 1,613 channel samples collected from both walls of the original 13,716 adit sampling. In principle, the adit re-sampling programme as well as the near surface diamond drilling intercepts, have provided assay results that are more reliable and have therefore provided increased confidence and solid back-up to the thicknesses and grades of intersections compiled from the historical data.

Prior to the 1997-1998 exploration programmme, approximately 13,207 metres of adits and 8,323 metres of trenches were developed and sampled by MGL (Table 15). The adits were laid out on a 20 metre grid on seven levels (from Level 2100 to Level 2220) and were sampled at two metre intervals.

In order to verify the accuracy of the MGL database, a re-sampling program was carried out during September and October of 1997 and February and March of 1998 by CME. Due to slumping of the trench walls, accurate reproduction of the MGL sample locations was not possible. The condition of the adits allowed reasonable reproduction of the MGL samples. In total, 16 adits (including crosscuts) were rehabilitated in part or in whole and were mapped at a scale of 1:100 and channel sampled at one metre intervals. A total of 1,613 channel samples were collected from both walls of the adits.

A complete list of composited samples, locations and gold results for the MGL and CME sampling is presented in Table 16.

Table 16: MGL and CME Composited Adit Samples

Level	Adit Name	Length	Gold Grade (g/t)		Accumulation (gm)
		(m)	Current	Historical	Current (gm)	Historical (gm)
2100	G6E	91.0	3.16	2.67	287.56	242.97
	G6W	46.4	2.49	2.1	115.54	97.44
	G6W	27.0	1.65	1.53	44.55	41.31
2100	G7E	36.1	2.44	3.18	88.08	114.80
	G7W	7.0	1.38	1.81	9.66	12.67
	G7W	34.0	1.76	2.34	59.84	79.56
2100	G8E	18.0	1.91	1.73	34.38	31.14

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	G8E	12.0	10.24	6.37	122.88	76.44
	G8W	30.0	3.39	1.72	101.70	51.60
	G8W	19.0	2.74	5.02	52.06	95.38
2100	G9E	17	2.25	1.25	38.25	21.25
	G9W	25	3.37	0.98	84.25	24.50
	G9W	7	1.74	0.25	12.18	1.75
2100	G10E	10	1.71	1.7	17.10	17.00
	G10W	15	1.64	1.2	24.60	18.00
2130	G18N	86.7	4.66	4.43	404.02	384.08
	G18S	94	4.57	4.56	429.58	428.64
2130	G18R1SE	24	3.85	4.04	92.40	96.96
	G18R1SE	6	2.47	2.15	14.82	12.90
	G18R1SW	18	5.96	5.56	107.28	100.08
2130	G19N	41	1.92	2.78	78.72	113.98
	G19N	51.4	4.71	3.95	242.09	203.03
	G19S	102.7	3.12	3.49	320.42	358.42
2130	G19AN	14	4.93	3.27	69.02	45.78
	G19AN	29	3.61	4.21	104.69	122.09
2130	G19AS	14	2.73	1.93	38.22	27.02
	G19AS	28	3.79	2.72	106.12	76.16
2130	G19R1NW	6	1.2	0.3	7.20	1.80
2130	G19R1SE	10	6.67	5.48	66.70	54.80
	G19R1SW	20	2.72	2.57	54.40	51.40
2130	G19R2NE	55.7	3.97	4.61	221.13	256.78
	G19R2NW	23	6.89	4.43	158.47	101.89
	G19R2NW	28	7.97	6.28	223.16	175.84
2130	G20E	22	2.15	1.45	47.30	31.90
	G20W	10	2.91	2.25	29.10	22.50
2180	G5AE	10	1.15	1.87	11.50	18.70
	G5AE	66	5.16	4.45	340.56	293.70
	G5AW	66.8	4.55	4.48	303.94	299.26
2220	G9E	8	3.34	3.01	26.72	24.08
	G9W	11	6.59	4.21	72.49	46.31

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Total	1239.80	3.76	3.45	4662.69	4273.91

Statistics analysis for the re-sampled adits for both MGL and CME samples is presented in Table 17.

Table 17: Adit Sampling Analytical Results Statistics

Company	No. of Samples	Minimum (g/t Au)	Maximum (g/t Au)	Mean (g/t Au)	Std. Deviation (g/t Au)

MGL	13,330	0.01	157.70	3.56	5.06
CME	1,613	0.01	52.44	3.06	4.35

A direct sample-to-sample comparison between CME and MGL results was difficult due to the inability to accurately locate the historical sample locations. However, using the crosscuts as reference points, comparisons were made to within an estimated accuracy of two metres. Additionally, MGL sampling was undertaken at 2 metre intervals, while CME’s sampling was undertaken a 1 metre intervals.

Composite of significant intersections using a 1 g/t Au cutoff from CME’s re-sampling of the adits with corresponding MGL results are presented in Table 18. Gold highs for both sets were not capped.

Table 18: Adit Sampling - Statistics of Composites

Company	No. of Composites	Minimum (g/t Au)	Maximum (g/t Au)	Ar. Mean (g/t Au)	Std. Deviation (g/t Au)	Weighted Mean (g/t Au)
MGL	40	0.25	6.37	3.05	1.57	3.76
CME	40	1.15	10.24	3.59	1.99	3.45

MGL and CME results over the same interval compared well. CME sampling results appear to return slightly higher gold (+8%) values than the MGL results over the same sample intervals (Figure 24). The lower MGL gold results was also reported by Charter, as their re-sampling results of three adits returned an average of 8% higher gold grades (Charter 1975). The slight difference in grade may be a function of the detection limit of the analytical method employed by CME relative to MGL.

16.2.2	Data Validation

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The primary sample data files were validated in several ways:

•	By visually checking summary statistics of all data fields to ensure they do not exceed reasonable limits and unrecognized rock codes.
•	By passing the data through a general validation super process that identifies, amongst others duplicate samples, reversed and over-length intervals as well as overlapping sample limits.
•	By plotting the samples in plan and in section and comparing the sample locations and assay values.

Minor errors identified were corrected for further processing.

16.3	Density Determinations

The initial bulk density testwork was performed on behalf of Banro by CME in 1998 on a variety of rock types that make up the Twangiza deposit. The purpose of the study was to assign rock densities to specific lithological and mineralogical units for inclusion into the resource calculations. In doing so, a more accurate representation of the resource could be calculated.

A total of 165 samples were chosen and a summary of the results is set out in the 2003 CME Report. A copy of the 2003 CME report can be obtained from SEDAR at www.sedar.com.

Banro has reviewed the 165 bulk density determinations undertaken by CME and has recently commenced work on relative density (RD) determinations from drill core which focused initially on the transition material and was later expanded to the oxide and unweathered fresh rock (also referred to in this report as sulphide) material. A total of 2,031 relative density determinations were undertaken.

Banro’s approach to RD determinations is undertaken at the following intervals in all drill holes:

•	Every 2 metres outside mineralized zones.
•	Every 1 metre within mineralized zones.

The following method is employed:

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•

The geologist selects samples for RD measurements, and marks each sample position with an aluminium tag. The borehole number and depth are also written on the selected piece of core with a marker pen. In order to avoid bias when taking samples, the first piece of solid core weighing over 200 g after the metre mark is selected.

•	The depth of each sample and rock type is recorded by the geologist.
•	The weight of the sample is recorded (Weight 1)
•

The sample is checked for porosity by placing the sample in water on the RD balance, and recording the increase in weight over a 3-minute period (Weight 2). If the sample absorbs more than a gram of water it is treated as porous.

•	The sample is dried in an oven, and then re-weighed (Weight 3). This enables the water content of the sample to be calculated:

(Weight 1 – Weight 3) x 100

Weight 1
•	If the sample is non-porous, it is then weighed in water using the RD balance (Weight 4).

The Relative Density = Mass/Volume, i.e.

RD = Weight 3/(Weight 3 – Weight 4)

•

If the sample is porous it is coated with varnish before weighing in water. The varnish is best applied with a brush, ensuring all cavities and irregularities are coated. When dry the sample is re-weighed in air to indicate the amount of varnish on the sample and the error this introduces into the calculation (Weight 5). However, tests have shown that about 1 g of varnish is required to thoroughly coat a 500 g piece of core, which introduces an insignificant error of about 0.2%.

•	The data recorded are entered into an Excel spreadsheet, designed to directly calculate the Relative Densities and moisture contents of the samples.

Before commencing RD measurements at Twangiza, test-work was done to determine the optimum temperature and resident time for drying the samples (i.e. efficient removal of absorbed water, without driving off water from the lattices of hydrous minerals).

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Five saprolite samples were taken at various depths each weighing between 250 - 500 g. These samples were initially weighed and dried in an oven at 60°C for a “residence” time of 30 minutes and re-weighed. The process was repeated with incremental temperatures of 10°C to a maximum of 150°C. A graph of weight versus temperature was plotted for each sample and a “safe temperature” of 105°C was determined. Figure 25 shows a typical graph of weight versus temperature for a typical sample at 5.35 m depth from drill hole TDD003 where the “safe temperature” ranges between 80° C and 110°C.

To determine the “residence time” for drying at this temperature of 105°C, five saprolite samples were taken at various depths and weighed. Another five samples were soaked in water for 3 minutes and also weighed (this was done to cater for wet samples). All ten samples were dried in an oven at the determined “safe temperature” of 105°C over a “residence time” of 20 minutes and re-weighed. This process was repeated with incremental residence time of 20 minutes to a total of 3 hours. A graph of sample weight versus time was plotted and an average “residence time” of 120 minutes was determined. Figure 26 shows a typical graph of weight versus time for a sample at 21.52 m from drill hole TDD003 where residence time ranges between 100 and 120 minutes.

All RD measurements were done in accordance with Banro’s procedure using the above determined “safe temperature” and “residence time”.

Table 19 represent the average RD results of the composite samples for the various rock types.

Table 19: Relative Density Determination for All Rock Types

Material Type	CMS	FP	MFP	MS	SI	PY
Upper Oxide	2.02	2.08	-	1.86	2.03	-
Lower Oxide	2.15	2.12	2.33	1.94	2.03	-
Transition	2.60	2.78	2.72	2.57	2.70	4.33
Sulphide	2.70	2.82	2.82	2.79	2.76	4.42

Note: CMS – Carbonaceous Mudstone; FP – Feldspar Porphyry; MFP – Mafic Feldspar Porphyry; MS – Mudstone; SI – Siltstone; PY – Sulphide Vein

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The relative density database has also been statistically assessed (Table 20) based on oxide, transition and sulphide material.

Table 20: Description of Relative Density Determination for All Material Types

Lithology	Number of	Minimum	Maximum	Average	Standard	Density
	Samples	Density	Density	Density	Deviation	Applied
Material Type:
Upper Oxide	42	1.04	2.57	1.94	0.31	1.90
Lower Oxide	71	1.61	2.73	2.06	0.26	2.00
Transition	1,363	1.47	4.91	2.69	0.31	2.70
Sulphide	555	2.38	4.90	2.78	0.28	2.78

The tight clustering of the data about the calculated means and the low standard deviations characterized the dataset. The mean density of the various materials was rounded (Table 19) and applied to the ore blocks for tonnage estimation.

The increase amount of relative density determination undertaken by Banro on the core samples of the various lithologic units in Twangiza, has raised the confidence of relative density used in the block model estimates.

16.4	Descriptive Statistics of Assay Data

To examine statistical trends and to determine if there was any clear distinction in assay value for the different sample types, statistical analysis was carried out on the drill core, trench, pit and adit (new and historical) samples. The results of the analysis were separately examined and compared for similarities and differences to determine whether the assay values could be combined for the modelling and estimation processes. Table 21 depicts the statistical distribution of the various data types.

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Table 21: Summary Statistics of Primary Sample Data
FIELD	n	MIN	MAX	MEAN	VAR	CoV	DESCRIPTION
		(g/t Au)	(g/t Au)	(g/t Au)
Au	17,918	0.01	280.00	0.84	10.12	3.80	New Drillhole Samples
Au	8,884	0.01	310.28	0.95	16.79	4.31	1997/98 Drillhole Samples
Au	4,660	0.01	93.80	2.61	15.15	1.49	All Trench Samples
Au	1,610	0.01	52.44	3.06	18.95	1.42	1997/98 Adit Samples
Au	13,328	0.01	157.70	3.56	25.61	1.42	Historical Adit Samples
Au	44,790	0.01	310.28	1.85	18.08	2.29	Combined Samples Data

The mean values of the data presented in Table 20 indicate that the trench and adit samples which are preferentially located in the oxide material are higher in grade than the drill hole data which tends to have been drilled into all three material types (oxide, transition and sulphide) but preferentially into the transition and sulphide material.

Frequency plot and log grade values plotted against cumulative frequency for sample gold assays are shown in Appendix V. Log transformed sample gold values are uniformly distributed over three distinct statistical groupings; medium and higher grade mineralized population and a low-grade population. In general the data sets can be seen to be log normally distributed with positive skewness. The noisy nature (i.e. high COV) of the samples is an indication of the lower-grade population in the lower transition and sulphide zones influencing the higher-grade oxide material. The ‘non-ideal’ behaviour of the log histograms near zero is a function of the very low-grade values below detection limit, being less than 0.01 g/t Au.

Although the identification of a break in the statistical trend at 0.3 g/t is a reflection of the alteration pattern associated with the mineralization population, in relation to the mineralization cut-off grade of 0.3 – 1.0 g/t Au, there is a break in the assay value trend that relate to it. That is, there is a natural break in the assay value trend that relates to the cut-off grade of 0.3 g/t Au. For all data types, the higher-grade that may represent the third population is a function of higher gold value in the enriched oxide section of the mineralization.

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16.5	Geological Interpretation and Lode Identification

The primary data was plotted in plan and in section, initially as a means of data validation and finally for geological and mineralization interpretation.

The geological aspects considered during interpretation were lithological and the structural relationship to antiformal axis, and some faulting on the east limb.

The mineralized domain, which is spatially associated with the anticlinal axis, is divided into upper and lower oxide, transition and sulphide zones. These zones form part of the three domains, the west and east lode, and an extension of the west lode to the north. For the purpose of this study the west lode has been modelled as domain 2, the east lode as domain 3 and the extension of the west lode to the north as domains 5 to 8 (Figure 27). The upper and lower oxide, oxide-transition and the transition-sulphide boundaries were modelled from data derived from the drill holes and historical data from adit mapping. This data was combined to create 3-dimensional surfaces for the various material types.

The ore domain perimeters were defined in the light of the available geological knowledge and statistically using 0.3-1.0 g/t Au sample cut-off mineralization outlines. Interpretation was carried out first in plan at 20 - 50 m intervals and on cross-sections at 40 - 80 m intervals. Depth extrapolation beyond the limits of drilling was carried out to ensure consistency in shape and orientation but in the light of available geological knowledge, a feature which is reflected in the classification of resource.

The subdivision of the ore body into zones is based on observed consistency of mineralization. The mineralization contact tends to be distinct and sharp rather than transitional. A reflection of the alteration pattern associated with the ore body was statistically confirmed at the 0.3 to 1.0 g/t Au cut-off. Domain 2 (west limb) can be described as a consistent zone of mineralization up to 300 m in width and with values that are greater than 1.0 g/t Au material and is largely separated by thin bands where grades do not exceed the 0.30 g/t Au cut-off. Domain 3 (east limb), which varies between 10 and 30 m in thickness, contains up to 1.5 g/t Au material that are separated by

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lower grade areas, with values typically in the region of 0.40 g/t Au. The extension of the west limb along strike to the north is a series of thinner zones, which have been modelled as domains 4-8. Generally, the ore body width in these domains does not exceed 16 m. Figure 27 is a 3-dimensional “snapshot” of the Twangiza deposit showing the current interpretation of the geometry and situation of each of the mineralized domains.

16.6	Wireframing and Block Modelling

Each domain of mineralization was considered independently for wireframing in such a fashion that simplicity of shape and size was maintained as far as possible.

Block model of the mineralization was created by ‘filling’ the respective wireframes with rectangular blocks. A strike - across strike - elevation configuration of 20:20:10 m was utilized. Improved geometric representation of the mineralization was achieved by allowing sub-blocking along the boundaries to a minimum of 10 m along strike and cross strike, and 5 m in the vertical direction. Details of the block modelling parameters are shown in Table 22.

Table 22: Details of Block Model Dimensions

	Model Origin	Block Dimensions	Number of Blocks in Each Direction	Sub-cell Dimensions
X	693,000	20	35	10
Y	681,700	20	95	10
Z	1,450	10	95	5

Data spacing was the primary consideration in the selection of appropriate estimation block size. The variable data spacing (20 – 80 m) within the mineralized domain allowed for use parent cell size that approaches the minimum data spacing.

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16.7	Statistical Analysis of the Mineralized Data

To determine whether samples could be treated similarly in terms of statistical support, analysis of the raw sample lengths was carried out. The analysis indicated that over 61% of the database had 1.0 – 2.0 m lengths with 86% being less than 2 m. To yield common length samples for statistical analysis, and for that matter grade interpolation, all the selected samples were composited to 2 m. This was done ensuring that lithological boundaries were not masked.

Descriptive statistics were calculated and statistical graphs produced as a measure of assessing:

•	The population characteristics of the mineralized grade distribution.
•	The presence of statistical domains.
•	The need, if any, to apply a top-cut during grade interpolation.

Table 23 outlines the descriptive statistics based on all selected composites of the individual mineralization domains and material types. The corresponding histogram, log histogram, cumulative frequency and log probability graphs are presented in Appendix V.

Table 23: Descriptive Statistics of Selected Samples

FIELD	No.	MIN	MAX	MEAN	VARIANCE	CoV	DESCRIPTION
Au	34,102	0.01	310.28	2.36	19.53	1.87	All selected Samples
Au	23,197	0.01	157.82	2.70	15.70	1.47	2 m Composite Samples
Au	17	0.04	5.05	1.43	2.09	1.01	Domain 1 Samples
Au	21,934	0.01	157.82	2.81	16.28	1.43	Domain 2 Samples
Au	971	0.01	22.33	0.64	1.25	1.75	Domain 3 Samples
Au	129	0.05	14.30	1.67	3.98	1.19	Domain 4 Samples
Au	22	0.01	6.64	0.89	2.58	1.81	Domain 5 Samples
Au	39	0.24	11.13	1.53	4.58	1.40	Domain 6 Samples
Au	7	0.36	1.38	0.88	0.10	0.36	Domain 7 Samples
Au	4	0.52	4.95	2.05	3.06	0.85	Domain 8 Samples
Au	15,425	0.01	71.27	3.19	15.66	1.24	Selected Oxide
Au	13,402	0.01	71.27	3.21	16.26	1.26	Upper Oxide
Au	1,764	0.01	27.97	2.83	10.96	1.17	Lower Oxide
Au	4,751	0.10	157.82	2.13	21.41	2.17	Transition
Au	2,712	0.01	22.33	0.97	2.14	1.51	Sulphide

The summary statistics show that the coefficient of variation (CoV) for ‘all selected samples’ is 1.87, which is not very high, indicating a moderate degree of variability. Separating the data into

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composite samples for separate domains and zones, the CoV value for the oxide material reduces to 1.24 but for the transition and sulphide zones CoV values are higher indicating a higher degree of variability. In particular, the variable mean and variance for the various material types (oxide, transition and sulphide) allowed for them to be treated independently during grade interpolation. Therefore, variable high-grade capping was applied based on the log-histogram and log probability plot. Furthermore, the spatial occurrence of the extreme cut gold values was visually verified to determine if they formed discrete zones.

The CoV after applying the capping is further reduced as a result of the top-cutting of the extreme values. This indicates that the extremely high-grades are very discrete, and hence a higher-grade cap is warranted (Table 24).

Apart from the statistical approach to high-grade cutting, the spatial occurrence of the extremely high-grades were examined in relation to the surrounding samples.

Table 24: Applied High-Grade Capping

Prospect	Grade Capping (g/t Au)
Upper Oxide	30.0
Lower Oxide	30.0
Transition	20.0
Sulphide	10.0

For the upper oxide, a high grade assay cut of 30.0 g/t Au was applied representing greater than the 99th percentile of the mineralized gold population and affecting only 26 composites out of the 13,157 samples. The data has a CoV of 1.26, which is typical of such an enriched zone and style of deposit, and indicates that significant grade variability will not be an issue.

For the lower oxide, a high-grade cut of 30.0 g/t Au was applied representing greater than the 99th percentile of the mineralized population and no composite samples were affected by the top-cut. The data have a Cov of 1.17, which is relatively low, indicating that grade variability is minimal. This is supported by the overall medium grade tenor of the lower oxide zone. Following from the results of the applied top-cut, and the comparable nature of the means and

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variances of the lower and upper oxide, these zones were treated together during grade interpolation.

For the transition, a high-grade cut of 20 g/t Au was applied representing greater than the 99th percentile of the population. Twenty-one composites out of 4,751 samples were affected by the top-cut. The data showed CoV of 2.17 for the transition zone. Grade variability for this zone can therefore be expected to be high, which is supported by the high grade in some intercepts and the relative prevalence of visible gold occurrence in the drill core.

For the sulphide, a top-cut of 10.0 g/t Au was applied representing greater than the 99th percentile of the population. Eight composites out of 2,712 samples were affected by the top-cut. The data showed CoV of 1.51 for the sulphide zone. Grade variability for this zone can therefore be expected to be moderate, which is supported by the high grade in some intercepts and the relative prevalence of sulphide vein occurrence in the drill core.

16.8	Geostatistical Analysis

Geostatistical analysis was carried out on the selected composite samples and for the various material types (oxide, transition and sulphide). The variographic analysis undertaken was to determine the major and minor orientation of the mineralization and the search ellipse dimension required during grade interpolation. The following steps were employed:

•	Calculate a fan of variograms in the horizontal plane to determine trends and patterns in the gold distribution.
•	Calculate and model the down-hole variogram of the composite gold values to characterise the nugget effect.
•	Calculate a fan of variograms within the plane of maximum continuity to determine the directional variograms for the strike, cross strike and down-dip directions.
•	Model the directional variogram for the trend of maximum continuity and its orthogonal direction.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

A semi-variogram map was first produced to determine trends and patterns in the gold distribution of the deposits. By starting with an azimuth of zero and moving in increments of 10o up to 180o and contouring the resulting variograms, ‘ross diagrams’ were produced which demonstrated trends in the mineralization. The strike and cross strike directions were then determined from the variogram map.

A semi variogram was calculated and modelled for the down-hole direction to determine the nugget effect.

Directional variograms were then constructed for all directions; along strike, cross strike, down-dip and omni-directional for oxide, transition and sulphide zones (Table 25). During the directional variography, calculation and modelling of the relative and transformed variograms (pairwise and logarithmic) were also undertaken (Appendix VI). Encouraging structure was obtained in the oxide and transition material, which are dominated with close space sampling. This was confirmed by cross-validation, resulting in ordinary kriging (OK) being used for grade interpolation in these zones. No anisotropy was determined in the sulphide zone due to limited data and as such inverse distance weighting interpolation algorithm was employed in this zone, a function which is reflected in the classification of mineral resource.

Table 25: Semi Variogram Model Parameters

Material Type	Nugget	Sill Structure 1	Sill Structure 2	Range 1	Range 2
Oxide	8.2	5.1	3.8	19.9	72
Transition	2.1	9.6	12.6.6	49	115

16.9	Grade Estimation

To assist the orientation of the search ellipse during grade interpolation, each block in the model was assigned an azimuth and dip value. These azimuths and dips were derived from a series of digitized plan and cross sectional strings that trace the average trend of the mineralized structure. The strings were then used to interpolate local azimuth, dip and dip-direction values into the block model.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

To insert grade values as attributes in each block, ordinary kriging (OK) interpolation algorithm was used for the oxide and transition zone. However, grade estimation in the sulphide zone have been carried out using inverse distance weighting interpolation algorithm, a function which is reflected in the classification of mineral resources.

The grade interpolation procedure was conducted as a series of multiple loops. For a given run, all blocks with local dip and azimuth values that locate within a particular 10 degrees azimuth/dip window will be interpolated. Each zone was estimated separately such that only samples relating to a given zone was used to interpolate grades into the blocks.

The resource estimate has been validated both with extensive visual review against the original drill hole adit and trench data. The resource model is considered to be globally robust except the locally reduced confidence in the lower transition and sulphide zones. Further infill drilling data is therefore required to improve the local confidence of the estimates within the lower transition and sulphide zones.

16.10	Topography, Artisanal Excavation and Oxide/Transition Sub-models

All relevant information has been coded in the model including geology, ore zone, and oxidation. Additional models were built that allow the insertion of various attributes such as above or below topography and excavations due to artisanal mining. Field inspection has indicated that extensive artisanal mining has occurred in the oxide zone of the west limb. A survey was carried out in order to determine the amount of material that has been depleted from the deposit by the artisanal mining activity.

Bulk density was assigned to the block model based on the coded oxidation profile of upper and lower oxide, oxide/transition and transition/sulphide surfaces.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

16.11 Mineral Resource Reporting

Using the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves, the mineral resources have been divided into Measured, Indicated and Inferred blocks. The geological knowledge and interpretation, data density, data reliability and quality, and continuity of the mineralization in areas where adits and drill holes were heavily developed and drilled respectively, have allowed the resource to be classified with higher confidence. Other criteria include the number of composites used in estimating block grade and variogram models and ranges of the first structure in the multi structure models. In this classification:

Measured Mineral Resource consists of kriged model blocks which have been interpolated by data within 20 meters in the plane of the structure and constrained within the oxide zone.

Indicated Mineral Resources are those kriged blocks, which have been interpolated by adit and drill hole data within the search area estimated from variogram calculation and having a minimum number of points used to estimate a block grade but constrained within the oxide and upper transition zones.

Inferred Mineral Resource are 3D model blocks but lying outside the search area estimated from variogam calculation and those blocks lying inside the search area which did not have the required number of points used to estimate a block grade.

Tables 26 to 27 summarize the current estimated Mineral Resources for the Twangiza deposit.

Table 26: Twangiza Deposit Mineral Resource Estimates @ 1.0 g/t Au cut-off (effective date: January 31, 2007)

Category	Tonnes (Mt)	Grade (g/t Au)	Metal (Mg Au)	Au (Moz)
Measured	9.926	2.99	29.678	0.955
Indicated	29.303	2.18	63.880	2.053
Measured +Indicated	39.229	2.39	93.757	3.008
Inferred	42.119	1.85	77.789	2.501

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Table 27:Twangiza Deposit Mineral Resource Estimates by Material Type @ 1.0 g/t Au cut-off (effective date: January 31, 2007)

Material Type	Measured			Indicated			Inferred
	Tonnes (Mt)	Grade (g/t Au)	Au (Moz)	Tonnes (Mt)	Grade (g/t Au)	Au (Moz)	Tonnes (Mt)	Grade (g/t Au)	Au (Moz)
Oxide	9.926	2.99	0.955	3.401	1.84	0.201	2.281	2.01	0.147
Transition				25.902	2.22	1.852	9.134	1.90	0.557
Sulphide							30.704	1.82	1.797

Appendix VII shows the drill hole model sections and model flitch plans of the resource model.

Furthermore, in December 2006 an extensive program of “Valley Fill” evaluation was initiated at the Mwana River Valley, and by the end of the December 2006 field season, 44 “Valley Fill” samples had been collected from the Mwana River valley. Resource evaluation was initiated and completed in January 2007 for the Mwana River “Valley Fill”. A separate report on the evaluation methodology and estimates of the Mwana River “Valley Fill” is attached as Appendix I. The Inferred Mineral Resource reported from the “Valley Fill” material at a 1.0 g/t Au cut-off is 0.132 million ounces of gold (0.985 million tonnes grading 4.16 g/t Au).

The estimates for the Measured and Indicated Mineral Resources (M&I) compare to the September 2006 estimates as follows:

In-house (Jan. 2007):	39.23 Mt at a mean grade of 2.39 g/t containing 93,757 kg gold.
In-house (Sept 2006):	21.60 Mt at a mean grade of 2.92 g/t containing 62,954 kg gold.

The increase in the metal content of the M&I resources in the current estimates relative to the September 2006 estimates is a function of the increased data density and improved geological knowledge as a result of the additional drilling and surface mapping of artisanal workings. In particular, the increase in contained gold of the current M&I resources is very encouraging and gives a clear scope and direction for the project.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

16.12	Mineral Reserve Estimates

No Mineral Reserves have been estimated for the Twangiza Property due to lack of feasibility work to date. Preliminary indicative work suggests that the economics of an open pit mining operation would be robust.

17	OTHER RELEVANT DATA AND INFORMATION: DR Congo

The improving political, social and economic climate as a result of the current democratic dispensation is fostering peace in most parts of the DRC. The international community in establishing the democratic platform achieved significant milestones. These include the following:

•	December 2002: Peace accord signed between the government and rebel groups.
•	April 2003: Joseph Kabila is sworn in as interim head of state to preside over a transitional government for a two year period leading to democratic elections in June 2005.
•	June 2003: New Mining Code implemented with the support of the World Bank and other interested groups.
•	July 2003: DRC’s total external debt reduced by 80% to US$2 billion.
•	December 2003: Paris Club pledge US$3.9 billion for the period 2004-2006.
•	February 2004: Setting up of a unified army integrating former political and other militia groups.
•	April 2004: Appointment of new governors by the transitional government.
•	February to November 2004: World Bank, USAID, and IMF increase aid package to support economic and social recovery.
•	November 2004: United Nations (MONUC) increases personnel to 16,700.
•	April 2005: FDLR agreed to demobilize in eastern DRC.
•	May 2005: Adoption by parliament of the new constitution.
•	June 2005: Beginning of electoral process and registration of voters.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

•	February 2006: New constitution ratified in parliament.
•	Presidential and parliamentary elections were successfully held on July 30, 2006.
•	Presidential run-off and provincial elections were successfully held on October 29, 2006.
•	December 6, 2006: Joseph Kabila sworn in as the new president with a five-year mandate.
•	February 5, 2007: Appointment of new Ministers and Governors completed.

Taking into account the improving political situation Banro is embarking on a plus US$30 million exploration programme in 2007 with respect to its Twangiza, Lugushwa, Namoya and Kamituga properties in the DRC.

Mining activities undertaken by Gecamines (the Copperbelt) and OKIMO (gold mining operations) have suffered from a lack of capital investment, particularly after the security situation deteriorated in 1990, such that the current total metal production capacity utilization is estimated at less than 10% of previous levels. It is estimated that Gecamines produced approximately 500Kpta of copper during the mid 1980’s. Copper production in 1996 was approximately 30Kt, and this level of production has probably been maintained or exceeded slightly in recent years.

Gecamines and OKIMO have been actively attempting to improve rapidly declining copper, cobalt and gold production by promoting several ailing mines and associated ore treatment facilities to foreign investors, generally by offering joint venture terms.

International mining companies that have acquired mining interests in the copper belt include Phelps Dodge (Tenke Fungurume), First Quantum (Lonshi, Likasi tailings), Anvil Mining (Dikulushi), the Forrest Group (Kolwezi area), International Panorama Resources (Kambove and Kakanda tailings) and American Mineral Fields (Kolwezi tailings).

Anglogold Ashanti, Goldfields and Moto Goldmines are other foreign companies actively undertaking exploration for gold in the DRC.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

18	INTERPRETATION AND CONCLUSIONS

The historical and recent data collated for the Twangiza Property indicate good potential for further increasing the already established multi-million ounce gold resource, associated with the Proterozoic sediments of the Kibaran Metallogenic Province (KMP). The gold mineralization is interpreted to be related to the same suite of intrusions responsible for the widespread Sn and W mineralization in the KMP. This class of gold deposit has been recognised in many parts of the world, and is known to have the potential for hosting world-class resources.

The sediments at the Twangiza deposit have been folded into a tight upright fold with feldspar porphyry intruding along the limbs of the fold as sills. The feldspar porphyry intrusives appear to have undergone brittle deformation prior to the mineralizing hydrothermal event, most likely when the sediments were folded. Structures and mineralized hydrothermal fluids are believed to have exploited the contact between the feldspar porphyry intrusives and sediments.

The upright tightly folded anticlines have been affected by a cross-folding resulting in a dome and basin fold pattern. The Twangiza deposit is believed to represent a domal feature as mineralization appears to plunge both to the north and south.

The mineralization controls are interpreted to be:

•	Lithological, with the brittle and more chemically reactive feldspar porphyry intrusives hosting the majority of the mineralization. Mineralization is hosted in the sediments but to a lesser extent.
•

Folding in that the intrusives appear to have been emplaced prior to the folding as they are folded themselves. The folding has resulted in brittle deformation of the intrusives which has resulted in a favourable plumbing system.

•	Shearing, with the contact between the sediments and intrusives being sheared resulting in favourable fluid path.

Based on drilling done in 1997-1998 CME, for Banro, estimated mineral resources at Twangiza as follows:

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

•	Measured Resource of 2.60 million tonnes, grading at 3.02 g/t Au, using a cut-off grade of 1.0 g/t Au.
•	Indicated Resource of 27.79 million tonnes, grading at 1.95 g/t Au, using a cut-off grade of 1.0 g/t Au.
•	Inferred Resource of 19.2 million tonnes, grading 1.90 g/t Au, using a cut-off grade of 1.0 g/t Au.

Banro commenced exploration at Twangiza again in mid-October 2005 after the Congolese authorities gained control of the region. The objectives of the exploration programme were:

•	Elevating the Inferred Resources to the Indicated category;
•	Testing the extensions of the known Twangiza mineralization; and
•	Locating and assessing new mineralized zones.

By October 2006, soil geochemistry and trenching had indicated a significant extension, of at least 3,200 metres, of the known Twangiza deposit. Geological mapping of trenches and artisanal workings indicate that the geological setting and controls of mineralization are the same as those of the known Twangiza deposit.

Based on drilling completed up to September 2006, Banro announced in September 2006 the following updated mineral resource estimates for Twangiza:

•	Measured Resource of 0.54 million ounces based on 4.80 million tonnes, grading at 3.50 g/t Au, using a cut-off grade of 1.0 g/t Au.
•	Indicated Resource of 1.48 million ounces based on 16.79 million tonnes, grading at 2.75 g/t Au, using a cut-off grade of 1.0 g/t Au.
•	Inferred Resource of 3.88 million ounces of gold, based on 62.33 million tonnes, grading 1.93 g/t Au, using a cut-off grade of 1.0 g/t Au.

In January 2007, following the completion of the second phase of drilling, Banro announced updated mineral resource estimates for Twangiza. The current mineral resource estimates for the Twangiza deposit are as follows:

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

•	Measured Resource of 0.955 million ounces based on 9.926 million tonnes, grading at 2.99 g/t Au, using a cut-off grade of 1.0 g/t Au.
•	Indicated Resource of 2.053 million ounces based on 29.303 million tonnes, grading at 2.18 g/t Au, using a cut-off grade of 1.0 g/t Au.
•	Inferred Resource of 2.501 million ounces of gold, based on 42.119 million tonnes, grading 1.85 g/t Au, using a cut-off grade of 1.0 g/t Au.

Furthermore, the Inferred Mineral Resource reported from the “Valley Fill” material at a 1.0 g/t Au cut-off is 0.132 million ounces of gold (0.985 million tonnes grading 4.16 g/t Au).

The increase in contained gold in the high confidence resources is very encouraging and gives a clear scope and direction for the project.

The field exploration work undertaken from mid-October 2005 to date is compliant with NI 43–101. The current mineral resource estimates conform to the reporting standards of NI 43–101.

19	RECOMMENDATIONS

It is recommended that the exploration programme at Twangiza for 2007 should focus on the following:

•	Continue with the soil sampling to define known mineralization as well as areas of new mineralization.
•	Diamond drilling to test the east and west soil geochemical anomalies north of the Twangiza deposit in order to generate additional Indicated and Inferred resources.
•	Diamond drilling to upgrade the Inferred Resources within the Twangiza deposit to the Indicated category.
•	Completion of a scoping study to provide preliminary indications of the economic viability of the Twangiza deposit.
•	Commencement of regional exploration in other significant prospects and targets in the vicinity of the Twangiza project area.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

•	Undertake an airborne geophysical survey to identify geophysical targets.
20	BUDGET

The budget for the Twangiza Project for 2007 is US$13,226,673 (Table 28). A total of US$5,709,600 has been assigned to drilling which accounts for approximately 43% of the total budget.

Table 28: Twangiza Project Budget – 2007

CAPITAL EXPENDITURES	US$

OFFICE	5,000
FIELD CAMPS	35,000
REMOTE SENSING	2,000
TOTAL CAPITAL EXPENDITURES	42,000

OPERATING EXPENDITURES

FIELD CAMPS/HOUSES	200,700
GEOPHYSICS	290,200
REMOTE SENSING	91,400
SURVEYING	3,600
GEOCHEMISTRY	986,400
GEOLOGY	614,400
DRILLING	5,709,600
FEASIBILITY STUDIES	1,440,000
PROFESSIONAL FEES	1,200
BUSINESS PROMOTION	64,600
TRAVEL & SUBSISTENCE	2,076,000
OFFICE EXPENSES	10,200
COMMUNICATION	15,600
LOCAL SALARIES	137,600
EXPATRIATE SALARIES	254,400
RECRUITMENT & TRAINING	19,600
VEHICLES	111,000
SECURITY	367,200
TOTAL OPERATING EXPENDITURES	12,393,700

BUKAVU/KINSHASA ADMIN. SUPPORT	790,973

TOTAL BUDGET	13,226,673

The actual expenditures incurred at Twangiza during 2007 will be dependent on the exploration results achieved during 2007.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

21	REFERENCES

Charter Consolidated Limited. 1975. Twangiza Gold Project, Economic Assessment.

Naas, C.O., 2003.	Review and Mineral Resource Update of the Twangiza Property, Kivu Province, Democratic Republic of the Congo for Banro Corporation by CME Consulting Ltd.

Skead, M. B., March 2006.	NI 43-101 Technical Report, Twangiza Project, South Kivu, Province, Democratic Republic of the Congo.

Skead, M. B., Nov., 2006.	Third NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo.

22	ACKNOWLEDGEMENTS

This report is the combined work of the Twangiza Mining sarl project team as listed below:

Michael B. Skead	Vice President, Exploration (MAusIMM)
Daniel K. Bansah	Mineral Resource Manager (MAusIMM)
Howard Fall	Chief Geologist (MAusIMM)
Peter Kersi	Senior Resource Geologist (MAusIMM)
Chris Bawah	Senior Project Geologist
Mark Hannam	Senior Project Geologist

12 Congolese Geologists

Mike Trenor	Chief Surveyor

Steffen, Robertson and Kirtsen (UK) Ltd. (SRK), who undertook the initial data compilation in 1998 and followed it up with a valuation of the project between 1999 and 2003, have reviewed the field work and the modelling and estimation procedures in respect of the Twangiza Project and concur with the approach used by Banro.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

23	DATE AND SIGNATURE PAGE

The “qualified person” (as such term is defined in NI 43-101) responsible for supervising the preparation of this report is Michael B. Skead, P. Geo., who is the Vice President, Exploration of Banro. The effective date of this report is March 6, 2007.

DATED the 16th day of March, 2007.

______________________

Michael B. Skead, P. Geo.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

24	CERTIFICATE OF QUALIFIED PERSON

I, Michael B. Skead, P. Geo., do hereby certify that:

1.	I am the Vice President, Exploration of Banro Corporation (“Banro”). I reside at 20 Roslyn Road, Rondebosch, Cape Town, Republic of South Africa.

2.

I am a graduate of University of Cape Town, Republic of South Africa with a B.Sc Honours degree in Geology (1987). I also have an MSc Degree form the Rhodes University, Republic of South Africa, in Mineral Exploration (1994). I have practiced my profession since 1988.

3.

I am a member in good standing of the Australasian Institute of Mining and Metallurgy (Membership Number 2024032), and a member in good standing of the South African Council for Natural Scientific Professions (Membership Number 400311/05).

4.	I have experience with precious metal deposits. This includes the following:
•	Exploration for platinum group elements in the Bushveld Complex, Republic of South Africa.
•	Exploration for gold in Nevada and California – USA, Mexico, Irian Jaya – Indonesia, Barberton – Republic of South Africa and Tanzania.
•

Was instrumental in the discoveries of the Kukuluma and Matandani gold deposits in the Geita District – Tanzania, that ultimately lead to the Geita District becoming the largest gold producing district in East Africa.

5.

I am a “qualified person” for the purposes of National Instrument 43-101 (“NI 43-101”). I am responsible for supervising the preparation of each of the items of the technical report dated March 6, 2007 and entitled “Fourth NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo” (the “Report”).

6.	I have worked on Banro’s Twangiza project as an employee of Banro since October 2005 to the date of this certificate and I have reviewed geological, mineralogical and

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

metallurgical reports in Banro’s library. I have personally visited the property on many occasions with the last visit on January 25, 2007.

7.	I am not independent of Banro as described in section 1.4 of NI 43-101 by virtue of being Vice, President, Exploration of Banro.

8.	I have read NI 43-101 and the Report has been prepared in compliance with NI 43-101.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

DATED the 16th day of March, 2007.

Michael B. Skead, P. Geo.

Vice President, Exploration of Banro Corporation

N
MEDITERRANEAN SEA
RED SEA
TROPIC OF CANCER
EQUATOR
TROPIC OF CAPRICORN
ATLANTIC OCEAN
INDIAN OCEAN
MOROCCO
ALGERIA
TUNISIA
LIBYA
EGYPT
MAURITANIA
MALI
NIGER
CHAD
SUDAN
ERITREA
DJIBOUTI
ETHIOPIA
SOMALIA
SENEGAL
GAMBIA
GUINEA BISSAU
GUINEA
SIERRA LEONE
LIBERIA
IVORY COAST
GHANA
BURKINA FASO
NIGERIA
CENTRAL AFRICAN REPUBLIC
CAMEROON
EQUATORIAL GUINEA
GABON
CONGO
UGANDA
KENYA
RWANDA
BURUNDI
TANZANIA
ANGOLA
ZAMBIA
MALAWI
MOZAMBIQUE
ZIMBABWE
BOTSWANA
NAMIBIA
SWAZILAND
LESOTHO
SOUTH AFRICA
Goma
Bukavu
Kalima
Twangiza
Kamituga
Kinshasha
Matadi
DEMOCRATIC REPUBLIC OF CONGO

0 500 1000 1500

Kilometres

**BANRO CORPORATION**

**AFRICA LOCALITY PLAN**

| TWANGIZA PROJECT | JANUARY 2007 |
|---|---|

**Figure 1**

CAMEROON
CENTRAL AFRICAN REPUBLIC
SUDAN
CONGO
GABON
UGANDA
TANZANIA
ANGOLA
ZAMBIA
ATLANTIC OCEAN
N
Bangui
Bondo
Gemena
Mungbere
Lisala
Bumba
Wamba
Tele
Bunia
Watsa
Kisangani
Beni
Kasese
Lubero
Mbandaka
Franceville
Goma
Kigali
Bukavu
Shabunda
Twangiza
Kindu
Kamituga
Bujumbura
Lodja
Lugushwa
Bandundu
Kalole
Namoya
Brazzaville
Kinshasa
Ilebo
Lubefu
Uvira
Kikwit
Lubao
Matadi
Kalemie
Kananga
Kabinda
Kabalo
Quimbele
Tshikapa
Lucapa
Kamina
Kolwezi
Likasi
Lubumbashi
Congo River
Kasai River
15°
20°
25°
30°
5°
0°
-5°
-10°

| 0 | 250 | 500 |
|---|---|---|

Kilometres

**BANRO CORPORATION**

**LOCATION WITHIN THE DEMOCRATIC REPUBLIC OF CONGO**

**BANRO PROJECTS** | **JANUARY 2007**

**Figure 2**

N
Kingulube
Shabunda
PE 68
PE 40
PE 44
TWANGIZA
CONCESSIONS
PE 41
PE 43
PE 42
PE 39
PE 36
Mwenga
Kamituga
PE 37
KAMITUGA
CONCESSIONS
PE 2601
PE 238
PE 38
LUGUSHWA
CONCESSIONS
Itula
Nzingu
Kalole
PE 18
NAMOYA
CONCESSIONS
28°00'E
28°30'E
27°30'E
3°00'S
3°30'S
4°00'S

0 50
Kilometres

**BANRO CORPORATION**

**EXPLOITATION PERMIT LOCATIONS**

**BANRO PROJECTS** | **JANUARY 2007**

**Figure 3**

N
PE 68
Luntukulu
Kakono
PE 44
PE 40
Bugoy
M'Chitera
Gombo
Mufwe
Lukuguma
Kashegeshe
Lukungurhi
Mushege
Tshonob
Muhona
Mushege
Twangiza Deposit
PE 41
Kasika
PE 43
PE 42
Mwenga
0
10
Kilometres

LEGEND

- Rivers
- Main Roads and Towns
- Property Boundary
- Soil Grid Outline
- PE 42 Exploitation Permit Number
- Deposit Location and Name

**BANRO CORPORATION**

**MAP OF THE TWANGIZA PROPERTY**

| | |
|---|---|
| **TWANGIZA PROJECT** | **JANUARY 2007** |

**Figure 4**

N
0.49
Kagonya
Katuba
Lukugurha
0.25
Chikunda 0.90
Kasima 1.08
Kashegeshe 2.23
Kadumwa
5.43 / 2m
Chibu
15.43 / 2m
Karhungulu
Kichirangoko
TWT7
Namihini East
2.58 / 10m
Namihini 3.29 / 10m
Kabingu 4.61
Kishimpale 18.48
Kahimbi 54.79
Lukungurhi 8.55
TWT6
Muhona 3.22
TWT5
Gakero
0.81
GAKERO SYNCLINE
30°
2°
BASE LINE ORIGIN
Twangiza
4.36
PROPOSED GRID OUTLINE
Luduriro
0
1000
Metres
TWANGIZA ANTICLINE
Maimai (off map)
3.34
52°

**LEGEND**

- Shear Zone
- Feldspar Porphyry
- Mafic Porphyry
- Siltstone, shale
- Mudstone and shale
- Conglomerate
- Rivers
- Roads
- Faults
- Contact, defined, inferred
- Gold Showing/Workings
- Anticline/Syncline Axis with Plunge Direction
- 3.34 Selected Au (g/t) Result
- Anticline
- Syncline

**BANRO CORPORATION**

**GEOLOGY PLAN MAP TWANGIZA AREA**

| TWANGIZA PROJECT | JANUARY 2007 |
|---|---|

**Figure 5**

N
M'CHITERA
LUKUGURHA
Twangiza anticline axis
KASHEGESHE
10m@16.06g/t
TWT4
LUKUNGURHI
TWT3
TWT5
MUHONA
8m@1.50g/t
16m@3.14g/t
TWT2
10m@2.51g/t
TWT1
11m@5.97g/t
33.7m@5.15g/t
Twangiza
Deposit
0 250 500 1000
Metres

**LEGEND**

- > 100 ppb Au in soil
- Artisanal mining areas
- Current resource outline
- Trench with intersections

**BANRO CORPORATION**

**SOIL GEOCHEMISTRY AND TRENCH RESULTS**

| TWANGIZA PROJECT | JANUARY 2007 |
|---|---|

**Figure 6**

N
W
E
S
125°/57°
318°/69°
94°/56°
37°/120°
Anticlinal
fold axis

| | | |
|---|---|---|
| BANRO CORPORATION | STEREONET PLOT OF POLES TO BEDDING FROMTWANGIZA WORKINGS. EQUAL ANGLE PROJECTION – (55 POLES) | JANUARY 2007 |
| | | Figure 7 |

N
W
E
S
180°/79°
178°/42°

| | | |
|---|---|---|
| BANRO CORPORATION | STEREONET PLOT OF POLES TO BEDDING FROM LUKUNGURHI WORKINGS. EQUAL ANGLE PROJECTION - (13 POLES) | JANUARY 2007 |
| | | Figure 8 |

N
81°/71°
W
E
1
2
S
103°/58°

| BANRO CORPORATION | STEREONET PLOT OF POLES TO LIMONITE-QUARTZ VEIN FROM THE LUKUNGURHI WORKINGS. EQUAL ANGLE PROJECTION – (20 POLES) | JANUARY 2007<br>Figure 9 |
|---|---|---|

N
22°/343°
Anticlinal fold axis
170°/63°
334°/70°
W
E
164°/81°
S

| BANRO CORPORATION | STEREONET PLOT OF POLES TO BEDDING FROM KASHEGESHE WORKINGS. EQUAL ANGLE PROJECTION (23 POLES) | JANUARY 2007<br>Figure 10 |
|---|---|---|

N
E
S
W
196°/72°

| BANRO CORPORATION | STEREONET PLOT OF POLES TO BEDDING FROM MUHONA WORKINGS. EQUAL ANGLE PROJECTION – (8 POLES) | JANUARY 2007<br>Figure 11 |
|---|---|---|

N
E
S
W
46°/50°

| BANRO CORPORATION | STEREONET PLOT OF POLES TO QUARTZ VEINS FROM MUHONA WORKINGS. EQUAL ANGLE PROJECTION – (10 POLES) | JANUARY 2007<br>Figure 12 |
|---|---|---|

688000
689000
690000
691000
N
9691500
9690500
9689500
9688500
9687500
1820
1920
1720
0
500
1000
Metres
Legend
Au Soil Contours
0.2 ppm
0.1 ppm
0.05 ppm
River
Contour m amsl
Grid and Soil Sample Point
BANRO CORPORATION
BUGOY PROSPECT
GOLD-IN-SOIL ANOMALIES
TWANGIZA PROJECT
JANUARY 2007

Figure 13

N
1920
1720
1720
1820
0
1000
2000
Metres

Legend

**BANRO CORPORATION**

**BUGOY PROSPECT**
**GOLD-IN-SOIL ANOMALIES**

| | |
|---|---|
| TWANGIZA PROJECT | JANUARY 2007 |

**Figure 14**

Anticlinal fold axis
17°@352 °
N
333°/43 °
180°/65 °
W
E

| | | |
|---|---|---|
| BANRO CORPORATION | STEREONET PLOT OF BEDDING PLANES FROM BUGOY. EQUAL ANGLE PROJECTION- (64 POLES) | JANUARY 2007 |
| | | Figure 15 |

693250 mE
693500 mE
693750 mE
N
9682750 mN
9682500 mN
9682250 mN
9682000 mN
TDD001
TDD041
TDD005
TDD007
TDD010
TDD046
TDD014
TDD002
R51
TDD057
TDD045
TW97-6
TDD053
TDD003/4
R49
TW98-12
TDD049
TDD044
TDD071
TDD065
TW98-16
TW97-7
R47
TDD006
TDD069
TDD056
TDD048
TW98-16
R46
TW97-5
TDD062
TDD008
TW98-10
TDD059
R45
TDD067
TDD051
TDD064
TDD042
R44
TDD009
Mbwega
workings
TW97-3
R42
TDD070
TDD066
TDD034
TW98-15
TW98-14
TDD039
TDD066
TDD052
TDD037
TW98-17
TDD020
R38
TW97-2
TDD054
TW98-9
TDD026
R36
TDD061
TDD038
TW97-4
TDD023
TW98-19
TDD068
TDD058
TDD029
TW98-11
TDD063
TW97-1
TDD035
TW98-13
TDD033
0
250
Metres
TDD060
LEGEND
CME Drillholes
Phase I drillholes
Phase II drillholes
Proposed drillholes
Artisanal workings
Resource outline
BANRO CORPORATION
DRILLHOLE LOCATIONS
TWANGIZA PROJECT
JANUARY 2007

Figure 16a

693000 m E
694000 m E
9685000 m N
9684000 m N
9683000 m N
N
Kashegeshe workings
TDD047
TDD050
TDD048
Lukungurhi workings
TDD022
TDD019
TDD017
TDD018
TDD024
TDD015
TDD025
Muhuna workings
TDD021
TDD016
TDD032
TDD027
TDD013
TDD030
TDD011
TDD028
TDD012
0
250
500
metres
LEGEND
Phase I drillholes
Phase II drillholes
Artisanal workings
BANRO CORPORATION
DRILLHOLE LOCATIONS
TWANGIZA PROJECT
JANUARY 2007

Figure 16b

Figure 17: Inter- laboratory Checks: Au<1.0 g/t – July 2006

Figure 18: Inter-laboratory Checks: Au>1.0 g/t – July 2006

Figure 19: Inter- laboratory Checks: Au<1.0 g/t – Nov. 2006

Figure 20: Inter-laboratory Checks: Au>1.0 g/t – Nov. 2006

>81

Figure 21: Coarse Split Correlation Graph: Au<0.5 g/t

Figure 22: Coarse Split Correlation Graph: Au>0.5 g/t

Figure 23: Performance Chart of Blank Samples Inserted

Figure 24: Adit Re-sampling - Gram-meter Correlation Graph

Figure 25: Determination of “Safe Temperature” for drying samples

Figure 26: Determination of “Residence Time” for drying samples

Figure 27:3D Snapshot of Twangiza mineralization

BH No.	Interval			True Width	Grade	Core Recovery
	From	To	Length (m)	(m)	(g/t Au)	(%)
TDD001	39.45	49.81	10.36	8.08	3.12	66.99
	59	62.62	3.62	2.82	3.40	80.11
	79.64	93.84	14.2	11.08	1.03	54.23
TDD002	0	17.95	17.95	14.00	2.97	70.92
	36	42.35	6.35	4.95	4.67	83.78
	61.7	81.27	19.57	15.26	1.12	70.67
	86.74	102.11	15.37	11.99	2.31	84.45
TDD003	0	31.32	31.32	24.43	2.59	76.56
	Including:					
	1	14.4	13.4	10.45	4.09	78.88
TDD004	0	48.46	48.46	37.80	1.84	92.59
	Including:					
	0	12.93	12.93	10.09	4.13	82.99
	100.7	104.67	3.97	3.10	1.19	100
TDD005	10.1	21.46	11.36	8.86	0.88	81.43
	30.22	33.22	3	2.34	4.58	96.67
	98.87	114.54	15.67	12.22	0.97	99.43
	148.65	158.14	9.49	7.40	0.71	94.42
	169.93	180.54	10.61	8.28	1.27	100
TDD006	13.5	16.36	2.86	2.23	4.85	100
	28.3	34.35	6.05	4.72	1.78	97.19
	118	147.1	29.1	22.70	1.41	100
	153.68	163.15	9.47	7.39	2.74	100
	Including:					
	153.68	154.7	1.02	0.80	8.02	100
	157.55	160.3	2.75	2.15	5.72	100
	172.43	180.98	8.55	6.67	1.50	100
TDD007	12.57	18.08	5.51	4.30	2.10	97.46
TDD008	0	21.55	21.55	16.81	5.00	94.06
	30.32	40.1	9.78	7.63	2.41	100
	57.43	62.42	4.99	3.89	2.42	100
	82.72	84.83	2.11	1.65	2.99	100
	94.97	188.07	93.1	72.62	1.62	98.03
	Including:					
	152.99	181.31	28.32	22.09	2.14	98.87
	218.71	222.35	3.64	2.84	3.17	100
	235.55	237.51	1.96	1.53	3.17	100
	253.52	254.52	1	0.78	9.94	100
	274.32	276.32	2	1.56	3.12	100
TDD009	5.86	11.14	5.28	4.12	1.56	87.12
	23.48	48.4	24.92	19.44	2.68	65.01
	Including:					
	33.9	38.64	4.74	3.70	5.28	54.85
	60.84	69.23	8.39	6.54	1.93	100

BH No.	Interval			True Width	Grade	Core Recovery
	From	To	Length (m)	(m)	(g/t Au)	(%)
TDD009	134.55	135.55	1.00	0.78	4.31	100.00
	138.9	139.90	1.00	0.78	6.03	100.00
	151.14	153.57	2.43	1.90	1.56	100.00
	157.75	168.00	10.25	8.00	1.24	100.00
	199.97	203.97	4.00	3.12	3.72	100.00
	219.04	223.21	4.17	3.25	1.18	100.00
	240.98	250.24	9.26	7.22	5.24	57.78
TDD010	0.00	6.55	6.55	5.11	0.62	82.44
TDD011	33.80	34.34	0.54	0.42	1.05	100.00
TDD012	33.95	37.00	3.05	2.38	1.41	56.72
	169.52	170.52	1.00	0.78	1.10	100.00
TDD013	4.50	12.58	8.08	6.30	1.59	76.61
	17.68	24.70	7.02	5.48	0.73	91.17
	48.03	54.75	6.72	5.24	2.34	76.79
	73.27	80.86	7.59	5.92	1.21	74.18
TDD014	49.00	54.29	5.29	4.13	0.81	96.60
	56.53	60.07	3.54	2.76	0.86	100.00
	63.72	70.98	7.26	5.66	0.90	97.52
TDD015	3.50	11.88	8.38	6.54	3.27	81.62
	92.00	104.35	12.35	9.63	0.86	81.21
TDD016	40.00	48.50	8.50	6.63	2.51	96.71
TDD017			No Significant Intersection			
TDD018			No Significant Intersection			
TDD019	70.60	71.60	1.00	0.78	51.00	100.00
	75.60	76.60	1.00	0.78	3.25	99.00
TDD020	0.00	61.67	61.67	48.10	4.79	82.66
	68.50	71.55	3.05	2.38	1.52	99.67
	108.87	114.98	6.11	4.77	0.81	97.38
	126.91	128.91	2.00	1.56	1.61	100.00
	132.65	158.60	25.95	20.24	1.64	98.73
	166.94	173.66	6.72	5.24	2.68	100.00
	187.71	206.77	19.06	14.87	2.37	98.90
	219.59	221.20	1.61	1.26	2.25	
TDD021	19.10	21.36	2.26	1.76	1.91	100.00
	76.98	90.54	13.56	10.58	3.72	77.13
TDD022	26.35	27.35	1.00	0.78	1.34	100.00
	92.16	93.00	0.84	0.66	1.21	100.00
	122.21	124.00	1.79	1.40	0.93	100.00
TDD023	0.00	211.20	211.2	164.74	2.17	86.64
Including:	23.96	29.25	5.29	4.13	11.01	44.99
	49.35	54.92	5.57	4.34	5.66	71.45
	105.28	110.67	5.39	4.20	9.27	79.96
	119.25	123.51	4.26	3.32	5.73	78.40
	170.45	173.54	3.09	2.41	4.16	97.09
TDD024	90.97	94.14	3.17	2.47	2.45	91.17
	115.24	116.06	0.82	0.64	1.88	100.00

TDD025			No Significant Intersection			
TDD026	0.00	197.80	197.80	154.28	2.05	88.35
	Including:					
	41.02	70.72	29.7	23.17	7.12	77.10
	100.30	104.52	4.22	3.29	4.22	100.00
	187.24	192.52	5.28	4.12	4.92	100.00
TDD027	25.56	27.21	1.65	1.29	2.28	95.75
	34.96	39.96	5.00	3.90	0.86	100.00
TDD028	0.00	23.80	23.80	18.56	1.79	99.03
	Including:					
	8.36	21.67	13.31	10.38	2.80	99.25
	34.12	35.2	1.08	0.84	1.19	92.59
	79.15	83.75	4.60	3.59	1.35	95.87
TDD029	0.00	40.00	40.00	31.20	1.48	96.20
	87.91	94.05	7.14	5.57	0.81	97.20
	122.32	131.51	9.19	7.17	0.74	91.19
	145.89	151.89	6.00	4.68	0.81	94.67
	184.24	185.24	1.00	0.78	2.45	100.00
TDD030	0.00	5.73	5.73	4.47	0.76	97.91
TDD031	44.23	47.74	3.51	2.74	1.08	99.15
	238.5	239.44	0.94	0.73	0.99	100.00
	280.94	283.93	2.99	2.33	0.77	100.00
TDD032	8.86	12.92	4.06	3.17	2.22	90.15
	39.08	42.16	3.08	2.40	1.04	97.40
	60.31	63.45	3.14	2.45	0.61	100.00
	91.41	92.41	1.00	0.78	1.06	100.00
TDD033	13.00	48.53	34.91	27.23	0.58	100.00
TDD034	0.00	28.73	28.73	22.41	1.98	74.70
	30.73	46.06	15.33	11.96	0.72	92.95
	72.72	87.27	14.55	11.35	0.98	99.86
	112.03	117.39	5.36	4.18	0.93	100.00
	121.88	123.12	1.24	0.97	2.14	100.00
	135.10	141.25	6.15	4.80	0.78	99.19
	144.84	146.87	2.03	1.58	4.13	100.00
	151.87	174.47	22.60	17.63	2.26	100.00
	180.08	195.17	15.09	11.77	1.64	99.80
	245.78	248.00	2.22	1.73	0.73	45.05
	262.53	263.14	0.61	0.48	4.80	100.00
	49.14	52.00	2.86	2.23	0.79	100.00
TDD035	54.92	57.43	2.51	1.96	1.78	84.86
	63.02	76.92	13.90	10.84	1.10	87.55
	89.35	95.94	6.59	5.14	0.77	86.34
	174.10	192.14	18.04	14.07	0.86	99.05
	202.06	219.31	17.25	13.46	0.94	95.42
	225.46	237.40	11.94	9.31	1.36	93.22

BH No.	Interval			True Width	Grade	Core Recovery
	From	To	Length (m)	(m)	(g/t Au)	(%)
TDD036	0.00	88.67	88.67	69.16	1.91	86.75
	Including:					
	15.73	45.50	29.77	23.22	2.27	89.05
	70.22	74.97	4.75	3.71	6.73	99.58
	103.34	108.63	5.29	4.13	1.99	98.11
	118.46	125.81	7.35	5.73	1.23	95.24
	129.83	141.80	11.97	9.34	1.31	100.00
	148.69	159.00	10.31	8.04	1.02	99.90
	162.30	167.32	5.02	3.92	3.69	100.00
	172.97	188.34	15.37	11.99	1.39	98.24
	205.75	225.99	20.24	15.79	1.34	99.70
	231.08	241.50	10.42	8.13	1.73	100.00
	272.76	273.76	1.00	0.78	2.42	100.00
TDD037	0.00	28.23	28.23	22.02	2.28	80.02
	33.00	43.00	10.00	7.80	0.81	96.10
	47.00	56.52	9.52	7.43	1.09	98.84
	92.00	99.72	7.72	6.02	1.79	100.00
	125.00	126.20	1.20	0.94	6.15	100.00
	150.80	237.40	86.60	67.55	2.01	99.38
	247.40	250.83	3.43	2.68	2.06	99.42
	272.20	276.70	4.50	3.51	1.09	100.00
	282.50	287.00	4.50	3.51	1.82	100.00
	295.00	314.75	19.75	15.41	1.67	100.00
	337.31	341.31	4.00	3.12	3.27	100.00
	351.30	353.84	2.54	1.98	2.82	100.00
	387.96	391.14	3.18	2.48	1.15	93.40
TDD038	21.87	27.00	5.13	4.00	1.81	97.86
	29.00	125.22	96.22	75.05	2.33	92.34
	127.59	130.96	3.37	2.63	1.26	100.00
	136.35	140.21	3.86	3.01	2.57	95.60
	146.07	161.46	15.39	12.00	2.40	99.74
	184.81	186.29	1.48	1.15	7.82	100.00
	198.43	211.50	13.07	10.19	6.31	98.16
	218.33	226.52	8.19	6.39	2.12	100.00
	232.00	239.36	7.36	5.74	2.11	100.00
	258.15	277.17	19.02	14.84	2.25	84.38
TDD039	3.30	9.93	6.63	5.17	0.98	73.91
	91.30	121.35	30.05	23.44	2.06	99.83
	129.67	192.46	62.79	48.98	2.01	98.43
	201.77	208.77	7.00	5.46	1.39	100.00
	274.73	279.73	5.00	3.90	2.76	100.00
TDD040	25.30	31.65	6.35	4.95	5.31	98.11

TDD040	49.87	78.86	28.99	22.61	2.19	86.69
	99.87	223.26	123.39	96.24	3.01	97.21
	226.00	242.00	16.00	12.48	0.88	90.13
	248.00	257.87	9.87	7.70	3.20	96.66
	279.87	286.27	6.40	4.99	0.95	91.41
	293.26	308.26	15.00	11.70	0.80	98.40
TDD041	0.00	6.30	6.30	4.91	1.85	74.29
	29.45	31.00	1.55	1.21	1.67	100.00
	89.65	104.24	14.59	11.38	1.74	94.17
	109.07	117.10	8.03	6.26	4.28	86.80
	130.00	134.00	4.00	3.12	0.98	89.00
	153.62	157.62	4.00	3.12	1.23	100.00
TDD042	0.00	10.44	10.44	8.14	4.29	90.42
	14.56	93.00	78.44	61.18	2.16	98.98
	110.00	113.45	3.45	2.69	1.56	100.00
	117.00	169.25	52.25	40.76	2.06	99.29
	171.93	178.90	6.97	5.44	1.97	100.00
	186.57	189.68	3.11	2.43	1.71	100.00
	234.00	237.00	3.00	2.34	1.03	100.00
	251.00	252.00	1.00	0.78	5.97	100.00
	299.67	303.77	4.10	3.20	2.27	96.10
	306.53	313.88	7.35	5.73	0.70	79.05
	321.69	323.69	2.00	1.56	1.21	100.00
TDD043			No Significant Intersection			
TDD044	64.27	89.72	25.45	19.85	1.60	100.00
	92.32	119.83	27.51	21.46	1.34	100.00
	129.38	135.00	5.62	4.38	0.74	99.47
	139.80	141.50	1.70	1.33	1.10	100.00
	180.30	191.50	11.20	8.74	0.81	90.36
	209.00	210.00	1.00	0.78	1.04	100.00
	214.30	220.90	6.60	5.15	0.67	100.00
	238.36	239.25	0.89	0.69	1.25	100.00
TDD045	43.73	62.00	18.27	14.25	0.95	92.12
	66.00	71.00	5.00	3.90	0.90	100.00
	75.00	77.00	2.00	1.56	1.39	100.00
	84.00	112.00	28.00	21.84	1.19	99.11
	153.00	154.60	1.60	1.25	2.02	100.00
	162.00	166.47	4.47	3.49	1.04	100.00
	177.00	180.95	3.95	3.08	0.88	100.00
TDD046	0.00	4.00	4.00	3.12	0.76	99.25
	50.00	73.12	23.12	18.03	1.52	87.98
	95.14	97.14	2.00	1.56	1.21	100.00
	113.00	116.00	3.00	2.34	1.29	97.67

BH No.	Interval			True Width	Grade	Core Recovery
TDD046	195.72	197.72	2.00	1.56	0.77	92.50
	204.70	206.70	2.00	1.56	1.17	100.00
	277.65	278.31	0.66	0.51	1.23	69.70
TDD047	45.71	48.71	3.00	2.34	8.51	96.33
	61.95	65.60	3.65	2.85	46.43	87.40
	73.34	76.34	3.00	2.34	3.68	100.00
	79.84	80.84	1.00	0.78	5.87	100.00
TDD048	0.00	9.20	9.20	7.18	1.99	88.37
	20.40	28.32	7.92	6.18	3.49	100.00
	32.60	54.08	21.48	16.75	1.57	98.32
	58.30	70.00	11.70	9.13	1.27	76.32
	104.52	105.52	1.00	0.78	1.29	100.00
	112.80	114.80	2.00	1.56	1.41	100.00
	121.40	131.00	9.60	7.49	1.00	96.46
	135.15	138.08	2.93	2.29	1.77	100.00
	140.60	141.50	0.90	0.70	1.17	82.22
	144.38	147.00	2.62	2.04	0.98	96.18
	149.20	151.80	2.60	2.03	2.19	100.00
	155.00	156.60	1.60	1.25	1.10	100.00
	159.00	161.55	2.55	1.99	4.23	100.00
	164.50	166.00	1.50	1.17	7.71	100.00
	170.00	195.00	25.00	19.50	2.07	98.44
	199.00	200.70	1.70	1.33	1.21	100.00
	227.80	234.10	6.30	4.91	0.61	98.25
	237.12	248.55	11.43	8.92	1.11	100.00
TDD049	1.00	3.00	2.00	1.56	0.67	86.00
	15.04	21.06	6.02	4.70	6.31	96.84
	27.01	30.50	3.49	2.72	2.04	100.00
	67.25	69.37	2.12	1.65	0.84	100.00
	79.00	83.13	4.13	3.22	4.24	100.00
	86.00	94.00	8.00	6.24	1.52	100.00
	97.00	99.00	2.00	1.56	1.48	100.00
	101.61	102.12	0.51	0.40	7.10	100.00
	120.45	123.00	2.55	1.99	0.93	100.00
	130.00	131.00	1.00	0.78	1.12	100.00
	162.00	163.00	1.00	0.78	3.25	100.00
	172.00	173.00	1.00	0.78	1.07	100.00
	179.00	182.42	3.42	2.67	4.67	100.00
	192.50	194.50	2.00	1.56	1.03	95.00
	202.00	204.50	2.50	1.95	0.85	100.00
	215.00	216.85	1.85	1.44	0.73	100.00
	220.50	222.50	2.00	1.56	0.62	100.00

BH No.	Interval			True Width	Grade	Core Recovery
	From	To	Length (m)	(m)	(g/t Au)	(%)
TDD049	226.27	230.00	3.73	2.91	0.91	96.25
	236.30	240.90	4.60	3.59	0.58	100.00
	243.23	253.55	10.32	8.05	0.77	99.61
	259.09	260.00	0.91	0.71	2.88	100.00
	267.73	268.70	0.97	0.76	1.04	100.00
	279.00	281.59	2.59	2.02	1.20	100.00
TDD050	40.00	44.00	4.00	3.12	4.23	76.00
	47.00	54.80	7.80	6.08	5.82	100.00
	57.19	81.56	24.37	19.01	5.38	92.29
TDD051	0.00	5.00	5.00	3.90	6.34	73.00
	21.00	46.00	25.00	19.50	1.55	91.12
	48.65	61.40	12.75	9.95	1.34	94.90
	65.00	73.00	8.00	6.24	1.63	94.00
	81.10	91.72	10.62	8.28	1.04	97.65
	102.20	104.76	2.56	2.00	1.49	100.00
	113.00	120.00	7.00	5.46	0.92	100.00
	124.55	136.70	12.15	9.48	3.10	100.00
	147.00	156.50	9.50	7.41	1.03	100.00
	163.20	176.00	12.80	9.98	0.72	98.13
	182.00	185.20	3.20	2.50	0.85	100.00
	203.91	207.20	3.29	2.57	0.87	100.00
	213.00	218.30	5.30	4.13	1.11	100.00
TDD052	0.00	29.38	29.38	22.92	1.44	80.74
	32.40	40.32	7.92	6.18	1.36	88.76
	67.70	87.64	19.94	15.55	2.14	98.65
	94.53	102.50	7.97	6.22	1.07	99.62
	116.10	125.45	9.35	7.29	2.06	99.04
	135.00	139.90	4.90	3.82	1.03	95.92
	151.90	155.90	4.00	3.12	1.79	100.00
	172.00	174.31	2.31	1.80	5.06	100.00
	178.31	190.71	12.40	9.67	2.44	100.00
	198.76	223.00	24.24	18.91	0.80	100.00
	226.00	231.23	5.23	4.08	1.17	100.00
	256.00	259.20	3.20	2.50	1.86	100.00
	272.00	288.22	16.22	12.65	3.70	97.41
	346.62	347.58	0.96	0.75	1.26	100.00
TDD053	14.60	16.02	1.42	1.11	1.36	70.42
	29.83	48.00	18.17	14.17	1.88	96.69
	50.00	56.46	6.46	5.04	1.05	89.78
	69.30	72.02	2.72	2.12	1.28	62.50
	77.80	80.82	3.02	2.36	1.04	94.70

BH No.	Interval			True Width	Grade	Core Recovery
	From	To	Length (m)	(m)	(g/t Au)	%
TDD053	84.82	85.80	0.98	0.76	1.28	100.00
	104.50	105.50	1.00	0.78	1.02	100.00
	120.28	122.18	1.90	1.48	0.86	100.00
	127.38	129.51	2.13	1.66	0.99	93.90
	169.00	170.54	1.54	1.20	5.80	100.00
	174.57	182.24	7.67	5.98	0.68	98.31
	194.00	195.00	1.00	0.78	4.64	100.00
	216.00	217.00	1.00	0.78	1.54	100.00
	219.00	222.00	3.00	2.34	1.70	100.00
TDD054	0.00	131.81	131.81	102.81	2.26	94.70
	159.76	169.00	9.24	7.21	0.73	93.72
	174.87	175.87	1.00	0.78	1.29	98.00
	183.05	184.05	1.00	0.78	3.94	100.00
	195.00	196.00	1.00	0.78	1.28	100.00
	199.00	200.00	1.00	0.78	1.41	96.00
	218.79	222.20	3.41	2.66	0.89	100.00
TDD055	9.90	11.00	1.10	0.86	1.90	100.00
	16.65	17.67	1.02	0.80	0.67	53.92
	45.70	47.20	1.50	1.17	2.57	82.00
	57.23	58.96	1.73	1.35	1.46	100.00
	63.22	67.00	3.78	2.95	1.40	81.48
	71.88	78.33	6.45	5.03	1.01	100.00
	83.00	95.66	12.66	9.87	1.02	99.37
	101.60	111.50	9.90	7.72	0.99	98.99
	120.74	122.15	1.41	1.10	1.85	100.00
	146.00	148.87	2.87	2.24	2.43	100.00
	156.87	172.00	15.13	11.80	1.16	100.00
	175.89	182.89	7.00	5.46	4.95	100.00
	206.96	213.00	6.04	4.71	0.85	100.00
	216.00	223.00	7.00	5.46	0.81	100.00
	226.00	227.00	1.00	0.78	1.01	100.00
	231.00	234.00	3.00	2.34	2.12	100.00
	250.00	250.71	0.71	0.55	3.32	100.00
	272.65	274.50	1.85	1.44	2.40	100.00
	279.40	280.12	0.72	0.56	1.20	100.00
TDD056	6.00	11.00	5.00	3.90	0.78	95.80
	32.00	44.00	12.00	9.36	0.53	91.92
	65.00	73.00	8.00	6.24	0.59	94.25
	166.00	186.00	20.00	15.60	1.95	93.75
	193.51	198.00	4.49	3.50	4.39	88.64
TDD057	1.17	6.60	5.43	4.24	1.12	72.74

BH No.	Interval			True Width	Grade	Core Recovery
	From	To	Length (m)	(m)	(g/t Au)	(%)
TDD057	38.39	40.28	1.89	1.47	1.68	100.00
	71.77	75.77	4.00	3.12	0.79	100.00
	88.06	121.10	33.04	25.77	1.44	99.46
	125.46	129.39	3.93	3.07	0.88	98.47
	137.40	145.17	7.77	6.06	1.93	99.36
	175.05	177.05	2.00	1.56	1.28	100.00
	196.51	197.32	0.81	0.63	11.80	100.00
	200.00	201.00	1.00	0.78	2.02	100.00
TDD058	0.00	97.30	97.30	75.89	2.49	87.79
	105.00	152.64	47.64	37.16	2.20	91.83
	157.00	161.56	4.56	3.56	2.76	100.00
TDD059	0.00	6.85	6.85	5.34	0.85	81.17
	10.23	17.04	6.81	5.31	1.06	61.38
	65.80	68.88	3.08	2.40	1.02	97.40
	71.54	72.33	0.79	0.62	10.50	100.00
	93.84	98.91	5.07	3.95	0.74	98.62
	158.50	162.99	4.49	3.50	1.21	65.26
	186.41	203.87	17.46	13.62	0.74	97.14
TDD060	205.90	210.38	4.48	3.49	0.75	78.13
	219.36	233.47	14.11	11.01	0.77	98.16
	431.10	435.00	3.90	3.04	0.58	80.77
	440.10	443.73	3.63	2.83	0.99	98.07
	450.88	464.00	13.12	10.23	0.68	100.00
TDD061	0.00	18.00	18.00	14.04	2.67	48.11
	31.00	38.00	7.00	5.46	0.69	84.86
	41.75	188.00	146.25	114.08	2.66	93.00
	Including:					
	138.80	177.00	43.20	33.70	4.60	96.00
TDD062	0.00	8.70	8.70	6.79	0.65	67.24
	37.80	42.80	5.00	3.90	1.97	100.00
	62.48	72.00	9.52	7.43	0.87	92.23
	113.20	118.88	5.68	4.43	0.59	35.39
TDD063	10.89	16.76	5.87	4.58	0.91	83.20
	19.36	26.10	6.74	5.26	0.97	98.90
	30.72	58.09	27.37	21.35	0.84	82.28
	72.00	75.00	3.00	2.34	1.24	96.67
	93.92	99.51	5.59	4.36	6.16	79.61
	102.45	104.23	1.78	1.39	1.53	53.54
	109.15	200.78	91.63	71.47	2.17	94.26
TDD064	0.00	11.30	11.30	8.81	5.14	65.13
	85.20	87.00	1.80	1.40	0.83	100.00

BH No.	Interval			True Width	Grade	Core Recovery
	From	To	Length (m)	(m)	(g/t Au)	(%)
TDD064	156.00	159.00	3.00	2.34	0.76	100.00
	187.00	203.53	16.53	12.89	0.83	100.00
	227.00	233.00	6.00	4.68	0.81	100.00
TDD065	0.00	55.90	55.90	43.60	5.69	80.54
	94.00	107.00	13.00	10.14	1.30	91.81
TDD066	12.00	14.00	2.00	1.56	0.88	95.00
	22.16	29.07	6.91	5.39	4.29	81.91
	40.00	43.60	3.60	2.81	0.69	100.00
	46.60	59.69	13.09	10.21	1.02	97.78
	81.70	88.97	7.27	5.67	1.35	92.43
	117.70	118.70	1.00	0.78	1.41	100.00
	153.00	153.74	0.74	0.58	2.16	100.00
	172.23	174.55	2.32	1.81	0.68	100.00
	196.47	197.00	0.53	0.41	8.68	100.00
	201.80	202.80	1.00	0.78	2.57	100.00
	205.43	206.15	0.72	0.56	1.11	100.00
	228.10	229.45	1.35	1.05	1.22	100.00
	239.48	243.00	3.52	2.75	1.49	100.00
	264.65	269.08	4.43	3.46	2.49	100.00
	313.88	331.00	17.12	13.35	1.54	95.21
	335.00	341.00	6.00	4.68	0.68	100.00
	350.80	351.57	0.77	0.60	1.77	100.00
	356.00	358.00	2.00	1.56	0.85	100.00
	362.00	373.59	11.59	9.04	1.60	100.00
TDD067	0.00	2.82	2.82	2.20	1.12	66.67
	26.02	27.34	1.32	1.03	16.79	100.00
	34.52	64.63	30.11	23.49	1.35	79.01
	74.73	80.25	5.52	4.31	0.79	84.96
	150.69	152.69	2.00	1.56	0.71	100.00
	205.15	206.88	1.73	1.35	1.54	100.00
TDD068	7.70	20.00	12.30	9.59	0.90	86.99
	33.00	60.00	27.00	21.06	1.30	93.56
	64.32	276.00	211.68	165.11	2.44	96.52
	Including:					
	85.00	96.00	11.00	8.58	6.42	93.45
	105.00	113.00	8.00	6.24	5.24	99.13
	133.00	166.50	33.50	26.13	4.46	97.88
	289.00	300.00	11.00	8.58	0.97	93.09
	316.00	317.00	1.00	0.78	1.05	100.00
TDD069	0.00	9.00	9.00	7.02	1.10	96.22
	12.80	17.00	4.20	3.28	1.99	100.00

BH No.	Interval			True Width	Grade	Core Recovery
	From	To	Length (m)	(m)	(g/t Au)	(%)
TDD069	20.00	24.00	4.00	3.12	0.76	90.00
	42.78	66.30	23.52	18.35	0.89	91.20
	79.00	89.00	10.00	7.80	0.92	89.00
	99.00	101.00	2.00	1.56	1.50	100.00
	165.90	166.90	1.00	0.78	4.04	100.00
	181.49	182.15	0.66	0.51	1.15	100.00
TDD070	0.00	19.82	19.82	15.46	1.48	81.63
	47.21	53.21	6.00	4.68	0.69	100.00
	92.76	93.76	1.00	0.78	1.45	100.00
	166.10	169.10	3.00	2.34	0.99	100.00
	172.84	174.98	2.14	1.67	1.51	100.00
	181.54	183.58	2.04	1.59	0.93	100.00
	191.39	202.00	10.61	8.28	2.50	100.00
	205.00	207.00	2.00	1.56	1.45	100.00
	227.60	239.97	12.37	9.65	1.11	99.75
	250.59	257.76	7.17	5.59	2.94	100.00
	264.76	271.00	6.24	4.87	1.73	99.52
TDD071	14.00	28.50	14.50	11.31	1.12	93.10
	37.00	39.52	2.52	1.97	0.71	88.49
	44.52	46.52	2.00	1.56	0.94	100.00
	67.26	70.00	2.74	2.14	1.47	28.83

**Appendix IV**

Process Performance Chart of Reference Material Inserted

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
G902-8
ppm Au
0.6
0.5
0.4
0.3
Data
Moving Range Chart
0.0
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
G996-4
0.6
0.5
0.4
0.3
0.2
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxA26
ppm Au
0.2
0.2
0.1
0.1
0.0
Moving Range Chart
Abs Range ppm Au
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxA45
0.1
ppm Au
0.1
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxC44
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxD43
ppm Au
0.5
0.5
0.4
0.4
0.3
Data
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxE42
0.7
0.6
0.5
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxF41
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxG46
1.2
1.1
1.0
0.9
0.8
0.7
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxH37
ppm Au
1.5
1.4
1.3
1.2
1.1
1.0
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxI40
ppm Au
Moving Range Chart
Abs Range ppm Au
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxK35
3.8
3.6
3.4
3.2
3.0
ppm Au
Moving Range Chart
0.3
0.3
0.2
0.2
0.1
0.1
0.0
Abs Range ppm Au
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxL34
ppm Au
6.1
5.9
5.7
5.5
Moving Range Chart
Abs Range ppm Au
0.4
0.3
0.2
0.1
0.0
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxP50
ppm Au
17.0
16.0
15.0
14.0
13.0
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
SF12
1.0
0.8
0.6
ppm Au
Moving Range Chart
Abs Range ppm Au
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
SF23
ppm Au
Moving Range Chart
Abs Range ppm Au
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
SH24
1.5
1.4
1.3
1.2
1.1
1.0
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
SJ10
2.8
2.6
2.4
2.2
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
SJ22
2.8
2.7
2.6
2.5
2.4
2.3
2.2
ppm Au
0
10
20
30
40
50
60
70
80
90
100
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
SK21
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
SL20
6.5
6.0
5.5
5.0
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
SN16
9.0
8.5
8.0
7.5
7.0
ppm Au
Moving Range Chart
Sample

Table of Reference Material Inserted

| BATCH | JOB NO. | SAMPNO | AU | AU1 | REF_ID | REF_AU | COMMENTS |
|---|---|---|---|---|---|---|---|
| 41T | JB06011961 | 62106 | 0.41 | | G902-8 | 0.4 | |
| 41T | JB06011961 | 62128 | 0.43 | | G902-8 | 0.4 | |
| 41T | JB06011961 | 62172 | 0.4 | | G902-8 | 0.4 | |
| 41T | JB06011961 | 62192 | 0.39 | | G902-8 | 0.4 | |
| 41T | JB06011961 | 62201 | 0.39 | | G902-8 | 0.4 | |
| 41T | JB06011961 | 62218 | 0.43 | | G902-8 | 0.4 | |
| 41T | JB06011961 | 62257 | 0.43 | | G902-8 | 0.4 | |
| 41T | JB06011961 | 62287 | 0.41 | | G902-8 | 0.4 | |
| 41T | JB06011961 | 62306 | 0.43 | | G902-8 | 0.4 | |
| 41T | JB06011961 | 62313 | 0.39 | | G902-8 | 0.4 | |
| 45T | JB06013935 | 62376 | 0.43 | | G902-8 | 0.4 | |
| 45T | JB06013935 | 62433 | 0.39 | | G902-8 | 0.4 | |
| 45T | JB06013935 | 62462 | 0.38 | 0.39 | G902-8 | 0.4 | |
| 45T | JB06013935 | 62803 | 0.4 | | G902-8 | 0.4 | |
| 45T | JB06013936 | 62843 | 0.35 | | G902-8 | 0.4 | |
| 45T | JB06013936 | 62856 | 0.34 | | G902-8 | 0.4 | |
| 45T | JB06013936 | 62891 | 0.39 | | G902-8 | 0.4 | |
| 45T | JB06013936 | 62901 | 0.4 | | G902-8 | 0.4 | |
| 45T | JB06013936 | 62916 | 0.38 | | G902-8 | 0.4 | |
| 45T | JB06013936 | 62952 | 0.55 | | G902-8 | 0.4 | RS |
| 48T | JB06014525 | 63030 | 0.35 | | G902-8 | 0.4 | |
| 48T | JB06014525 | 63049 | 0.38 | | G902-8 | 0.4 | |
| 48T | JB06014525 | 63057 | 0.33 | | G902-8 | 0.4 | |
| 48T | JB06014525 | 62486 | 0.3 | | G902-8 | 0.4 | RS |
| 48T | JB06014525 | 62496 | 0.33 | | G902-8 | 0.4 | |
| 49T | JB06013939 | 62585 | 0.33 | | G902-8 | 0.4 | |
| 49T | JB06013939 | 62595 | 0.33 | | G902-8 | 0.4 | |
| 49T | JB06013939 | 62603 | 0.41 | | G902-8 | 0.4 | |
| 49T | JB06013939 | 62628 | 0.41 | 0.35 | G902-8 | 0.4 | |
| 49T | JB06013939 | 62652 | 0.35 | | G902-8 | 0.4 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 49T | JB06013939 | 62671 | 0.35 | | G902-8 | 0.4 | |
| 49T | JB06014520 | 62704 | 0.39 | | G902-8 | 0.4 | |
| 49T | JB06014520 | 62723 | 0.38 | | G902-8 | 0.4 | |
| 49T | JB06014520 | 62755 | 0.38 | 0.38 | G902-8 | 0.4 | |
| 49T | JB06014520 | 63083 | 0.37 | | G902-8 | 0.4 | |
| 49T | JB06014520 | 63103 | 0.38 | | G902-8 | 0.4 | |
| 54T | JB06019684 | 63135 | 0.35 | | G902-8 | 0.4 | |
| 54T | JB06019684 | 63141 | 0.44 | | G902-8 | 0.4 | |
| 54T | JB06019684 | 63176 | 0.43 | | G902-8 | 0.4 | |
| 54T | JB06019684 | 63195 | 0.41 | | G902-8 | 0.4 | |
| 54T | JB06019684 | 63211 | 0.41 | | G902-8 | 0.4 | |
| 54T | JB06019684 | 62797 | 0.4 | | G902-8 | 0.4 | |
| 54T | JB06019684 | 63305 | 0.37 | | G902-8 | 0.4 | |
| 41T | JB06011961 | 62110 | 0.48 | 0.49 | G996-4 | 0.51 | |
| 41T | JB06011961 | 62145 | 0.47 | | G996-4 | 0.51 | |
| 41T | JB06011961 | 62176 | 0.47 | | G996-4 | 0.51 | |
| 41T | JB06011961 | 62195 | 0.49 | 0.49 | G996-4 | 0.51 | |
| 41T | JB06011961 | 62204 | 0.47 | | G996-4 | 0.51 | |
| 41T | JB06011961 | 62223 | 0.48 | 0.52 | G996-4 | 0.51 | |
| 41T | JB06011961 | 62275 | 0.52 | 0.44 | G996-4 | 0.51 | |
| 41T | JB06011961 | 62294 | 0.49 | 0.5 | G996-4 | 0.51 | |
| 41T | JB06011961 | 62308 | 0.51 | 0.48 | G996-4 | 0.51 | |
| 41T | JB06011961 | 62333 | 0.52 | 0.57 | G996-4 | 0.51 | |
| 45T | JB06013935 | 62367 | 0.49 | 0.39 | G996-4 | 0.51 | |
| 45T | JB06013935 | 62388 | 0.53 | 0.49 | G996-4 | 0.51 | |
| 45T | JB06013935 | 62411 | 0.48 | 0.48 | G996-4 | 0.51 | |
| 45T | JB06013935 | 62437 | 0.45 | 0.47 | G996-4 | 0.51 | |
| 45T | JB06013935 | 62454 | 0.53 | 0.48 | G996-4 | 0.51 | |
| 45T | JB06013935 | 65082 | 0.4 | 0.54 | G996-4 | 0.51 | RA |
| 45T | JB06013935 | 62827 | 0.47 | 0.45 | G996-4 | 0.51 | |
| 45T | JB06013936 | 62846 | 0.48 | 0.48 | G996-4 | 0.51 | |
| 45T | JB06013936 | 62889 | 0.43 | | G996-4 | 0.51 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 45T | JB06013936 | 62896 | 0.46 | | G996-4 | 0.51 | |
| 45T | JB06013936 | 62935 | 0.51 | 0.51 | G996-4 | 0.51 | |
| 45T | JB06013936 | 62961 | 0.43 | | G996-4 | 0.51 | |
| 45T | JB06013936 | 65035 | 0.44 | 0.44 | G996-4 | 0.51 | |
| 45T | JB06013936 | 64165 | 0.45 | 0.45 | G996-4 | 0.51 | |
| 48T | JB06014525 | 62999 | 0.52 | 0.56 | G996-4 | 0.51 | |
| 48T | JB06014525 | 63035 | 0.43 | | G996-4 | 0.51 | |
| 48T | JB06014525 | 63047 | 0.45 | | G996-4 | 0.51 | |
| 48T | JB06014525 | 63052 | 0.48 | | G996-4 | 0.51 | |
| 48T | JB06014525 | 62502 | 0.47 | 0.43 | G996-4 | 0.51 | |
| 49T | JB06013939 | 62547 | 0.46 | | G996-4 | 0.51 | |
| 49T | JB06013939 | 62551 | 0.47 | | G996-4 | 0.51 | |
| 49T | JB06013939 | 62581 | 0.49 | 0.49 | G996-4 | 0.51 | |
| 49T | JB06013939 | 62600 | 0.55 | | G996-4 | 0.51 | |
| 49T | JB06013939 | 62606 | 0.44 | | G996-4 | 0.51 | |
| 49T | JB06013939 | 62647 | 0.45 | 0.34 | G996-4 | 0.51 | |
| 49T | JB06013939 | 62687 | 0.42 | 0.4 | G996-4 | 0.51 | |
| 49T | JB06013939 | 62693 | 0.44 | | G996-4 | 0.51 | |
| 49T | JB06014520 | 62724 | 0.47 | | G996-4 | 0.51 | |
| 49T | JB06014520 | 62744 | 0.42 | 0.42 | G996-4 | 0.51 | |
| 49T | JB06014520 | 62757 | 0.45 | | G996-4 | 0.51 | |
| 49T | JB06014520 | 63098 | 0.46 | | G996-4 | 0.51 | |
| 49T | JB06014520 | 63118 | 0.48 | | G996-4 | 0.51 | |
| 54T | JB06019684 | 63189 | 0.49 | | G996-4 | 0.51 | |
| 54T | JB06019684 | 63201 | 0.51 | | G996-4 | 0.51 | |
| 54T | JB06019684 | 63209 | 0.44 | | G996-4 | 0.51 | |
| 54T | JB06019684 | 63232 | 0.49 | | G996-4 | 0.51 | |
| 54T | JB06019684 | 63257 | 0.51 | | G996-4 | 0.51 | |
| 54T | JB06019684 | 62796 | 0.5 | | G996-4 | 0.51 | |
| 54T | JB06019684 | 63272 | 0.52 | | G996-4 | 0.51 | |
| 54T | JB06019684 | 63294 | 0.46 | | G996-4 | 0.51 | |
| 15T | JB05100756 | 60127 | 0.07 | | OXA26 | 0.07 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 27T | JB05108789 | 60189 | 0.08 | | OXA26 | 0.0798 | |
| 27T | JB05108789 | 64809 | 0.09 | | OXA26 | 0.0798 | |
| 27T | JB05108789 | 64846 | 0.06 | | OXA26 | 0.0798 | |
| 37T | JB05113941 | 60485 | 0.08 | | OXA26 | 0.0798 | |
| 37T | JB05113941 | 60526 | 0.08 | | OXA26 | 0.0798 | |
| 37T | JB05113941 | 60560 | 0.08 | | OXA26 | 0.0798 | |
| 37T | JB05113942 | 60637 | 0.09 | | OXA26 | 0.0798 | |
| 37T | JB05113942 | 60652 | 0.09 | | OXA26 | 0.0798 | |
| 37T | JB05113942 | 60709 | 0.08 | | OXA26 | 0.0798 | |
| 37T | JB05113942 | 60755 | 0.08 | | OXA26 | 0.0798 | |
| 37T | JB05113942 | 60803 | 0.08 | | OXA26 | 0.0798 | |
| 38T | JB06007133 | 60866 | 0.11 | 0.07 | OXA26 | 0.0798 | |
| 38T | JB06007133 | 60932 | 0.07 | | OXA26 | 0.0798 | |
| 38T | JB06007133 | 60966 | 0.06 | | OXA26 | 0.0798 | |
| 38T | JB06007133 | 60978 | 0.08 | | OXA26 | 0.0798 | |
| 38T | JB06007134 | 61033 | 0.09 | | OXA26 | 0.0798 | |
| 38T | JB06007134 | 61041 | 0.08 | | OXA26 | 0.0798 | |
| 38T | JB06007134 | 61070 | 0.08 | | OXA26 | 0.0798 | |
| 38T | JB06007134 | 61093 | 0.08 | | OXA26 | 0.0798 | |
| 38T | JB06007134 | 61113 | 0.09 | | OXA26 | 0.0798 | |
| 38T | JB06007134 | 61141 | 0.15 | 0.07 | OXA26 | 0.0798 | |
| 38T | JB06007134 | 61187 | 0.06 | | OXA26 | 0.0798 | |
| 38T | JB06007134 | 61213 | 0.09 | | OXA26 | 0.0798 | |
| 38T | JB06007135 | 61243 | 0.09 | | OXA26 | 0.0798 | |
| 38T | JB06007135 | 61257 | 0.1 | | OXA26 | 0.0798 | |
| 38T | JB06007135 | 61295 | 0.08 | | OXA26 | 0.0798 | |
| 38T | JB06007135 | 61303 | 0.08 | | OXA26 | 0.0798 | |
| 38T | JB06007135 | 61334 | 0.08 | | OXA26 | 0.0798 | |
| 38T | JB06007135 | 61356 | 0.08 | | OXA26 | 0.0798 | |
| 38T | JB06007135 | 61402 | 0.08 | | OXA26 | 0.0798 | |
| 38T | JB06007137 | 61434 | 0.07 | | OXA26 | 0.0798 | |
| 38T | JB06007137 | 61452 | 0.08 | | OXA26 | 0.0798 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 38T | JB06007137 | 61499 | 0.08 | | OXA26 | 0.0798 | |
| 38T | JB06007137 | 61511 | 0.07 | | OXA26 | 0.0798 | |
| 38T | JB06007137 | 61545 | 0.07 | | OXA26 | 0.0798 | |
| 38T | JB06007137 | 61559 | 0.08 | | OXA26 | 0.0798 | |
| 38T | JB06007137 | 61588 | 0.08 | | OXA26 | 0.0798 | |
| 38T | JB06007137 | 61604 | 0.07 | | OXA26 | 0.0798 | |
| 38T | JB06007670 | 62092 | 0.06 | | OXA26 | 0.0798 | |
| 57T | JB06019683 | 63815 | 0.09 | | OXA45 | 0.0811 | |
| 57T | JB06019683 | 63889 | 0.09 | | OXA45 | 0.0811 | |
| 57T | JB06019683 | 63899 | 0.1 | | OXA45 | 0.0811 | RS |
| 57T | JB06019683 | 63906 | 0.09 | | OXA45 | 0.0811 | |
| 57T | JB06019683 | 63946 | 0.08 | | OXA45 | 0.0811 | |
| 57T | JB06019683 | 63959 | 0.07 | | OXA45 | 0.0811 | |
| 67T | MW060488 | 63601 | 0.08 | - | OXA45 | 0.081 | |
| 67T | MW060488 | 63614 | 0.09 | - | OXA45 | 0.081 | |
| 67T | MW060488 | 63649 | 0.08 | - | OXA45 | 0.081 | |
| 67T | MW060488 | 64048 | 0.08 | - | OXA45 | 0.081 | |
| 67T | MW060488 | 65108 | 0.08 | - | OXA45 | 0.081 | |
| 67T | MW060488 | 65146 | 0.08 | - | OXA45 | 0.081 | |
| 67T | MW060488 | 65152 | 0.08 | 0.07 | OXA45 | 0.081 | |
| 67T | MW060488 | 65185 | 0.09 | - | OXA45 | 0.081 | |
| 67T | MW060488 | 65206 | 0.09 | - | OXA45 | 0.081 | |
| 69T | MW060490 | 65248 | 0.08 | - | OXA45 | 0.081 | |
| 69T | MW060490 | 65253 | 0.08 | - | OXA45 | 0.081 | |
| 69T | MW060490 | 65292 | 0.08 | - | OXA45 | 0.081 | |
| 69T | MW060490 | 65307 | 0.08 | - | OXA45 | 0.081 | |
| 69T | MW060490 | 65328 | 0.07 | 0.08 | OXA45 | 0.081 | |
| 69T | MW060490 | 65348 | 0.08 | - | OXA45 | 0.081 | |
| 69T | MW060490 | 65356 | 0.08 | - | OXA45 | 0.081 | |
| 69T | MW060490 | 65387 | 0.08 | - | OXA45 | 0.081 | |
| 70T | MW060491 | 65396 | 0.08 | - | OXA45 | 0.081 | |
| 70T | MW060491 | 65410 | 0.08 | - | OXA45 | 0.081 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 70T | MW060491 | 65445 | 0.08 | - | OXA45 | 0.081 | |
| 70T | MW060491 | 65456 | 0.08 | - | OXA45 | 0.081 | |
| 70T | MW060491 | 65480 | 0.08 | - | OXA45 | 0.081 | |
| 70T | MW060491 | 65505 | 0.07 | - | OXA45 | 0.081 | |
| 70T | MW060491 | 65521 | 0.08 | - | OXA45 | 0.081 | |
| 70T | MW060491 | 65552 | 0.08 | - | OXA45 | 0.081 | |
| 72T | MW060501 | 65577 | 0.08 | - | OXA45 | 0.081 | |
| 72T | MW060501 | 65606 | 0.08 | - | OXA45 | 0.081 | |
| 72T | MW060501 | 65632 | 0.08 | 0.08 | OXA45 | 0.081 | |
| 72T | MW060501 | 65646 | 0.08 | - | OXA45 | 0.081 | |
| 72T | MW060501 | 65661 | 0.08 | - | OXA45 | 0.081 | |
| 72T | MW060501 | 65676 | 0.08 | - | OXA45 | 0.081 | |
| 72T | MW060501 | 65717 | 0.08 | - | OXA45 | 0.081 | |
| 72T | MW060501 | 65739 | 0.08 | 0.07 | OXA45 | 0.081 | |
| 73T | MW060502 | 65752 | 0.08 | - | OXA45 | 0.081 | |
| 73T | MW060502 | 65782 | 0.08 | - | OXA45 | 0.081 | |
| 73T | MW060502 | 65806 | 0.08 | - | OXA45 | 0.081 | |
| 73T | MW060502 | 65819 | 0.08 | - | OXA45 | 0.081 | |
| 73T | MW060502 | 65841 | 0.08 | 0.08 | OXA45 | 0.081 | |
| 73T | MW060502 | 65853 | 0.08 | - | OXA45 | 0.081 | |
| 73T | MW060502 | 65882 | 0.08 | - | OXA45 | 0.081 | |
| 73T | MW060502 | 65913 | 0.08 | - | OXA45 | 0.081 | |
| 74T | MW060503 | 65932 | 0.08 | - | OXA45 | 0.081 | |
| 74T | MW060503 | 65941 | 0.07 | - | OXA45 | 0.081 | |
| 74T | MW060503 | 65957 | 0.09 | - | OXA45 | 0.081 | |
| 74T | MW060503 | 65973 | 0.08 | - | OXA45 | 0.081 | |
| 74T | MW060503 | 65997 | 0.07 | - | OXA45 | 0.081 | |
| 74T | MW060503 | 66029 | 0.08 | - | OXA45 | 0.081 | |
| 74T | MW060503 | 66071 | 0.08 | - | OXA45 | 0.081 | |
| 74T | MW060503 | 66098 | 0.08 | - | OXA45 | 0.081 | |
| 74T | MW060503 | 66107 | 0.09 | - | OXA45 | 0.081 | |
| 81T | MW060583 | 63523G | 0.08 | - | OXA45 | 0.081 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 81T | MW060583 | 63595G | 0.08 | - | OXA45 | 0.081 | |
| 81T | MW060583 | 63757G | 0.08 | 0.08 | OXA45 | 0.081 | |
| 81T | MW060583 | 63762G | 0.08 | - | OXA45 | 0.081 | |
| 83T | MW060585 | 66112 | 0.08 | - | OXA45 | 0.081 | |
| 83T | MW060585 | 66123 | 0.08 | 0.08 | OXA45 | 0.081 | |
| 83T | MW060585 | 66155 | 0.08 | - | OXA45 | 0.081 | |
| 83T | MW060585 | 66180 | 0.08 | - | OXA45 | 0.081 | |
| 83T | MW060585 | 66198 | 0.08 | - | OXA45 | 0.081 | |
| 83T | MW060585 | 66231 | 0.08 | 0.08 | OXA45 | 0.081 | |
| 83T | MW060585 | 66266 | 0.08 | - | OXA45 | 0.081 | |
| 83T | MW060585 | 66283 | 0.08 | - | OXA45 | 0.081 | |
| 84T | MW060586 | 66310 | 0.09 | 0.08 | OXA45 | 0.081 | |
| 84T | MW060586 | 66326 | 0.08 | - | OXA45 | 0.081 | |
| 84T | MW060586 | 66359 | 0.08 | - | OXA45 | 0.081 | |
| 84T | MW060586 | 66369 | 0.08 | - | OXA45 | 0.081 | |
| 84T | MW060586 | 66386 | 0.08 | - | OXA45 | 0.081 | |
| 84T | MW060586 | 66402 | 0.08 | - | OXA45 | 0.081 | |
| 84T | MW060586 | 66419 | 0.08 | 0.08 | OXA45 | 0.081 | |
| 84T | MW060586 | 66436 | 0.08 | - | OXA45 | 0.081 | |
| 84T | MW060586 | 66467 | 0.08 | - | OXA45 | 0.081 | |
| 85T | MW060587 | 51 | 0.08 | - | OXA45 | 0.081 | |
| 85T | MW060587 | 70 | 0.08 | - | OXA45 | 0.081 | |
| 85T | MW060587 | 102 | 0.08 | - | OXA45 | 0.081 | |
| 85T | MW060587 | 109 | 0.08 | - | OXA45 | 0.081 | |
| 85T | MW060587 | 129 | 0.08 | - | OXA45 | 0.081 | |
| 85T | MW060587 | 228 | 0.08 | - | OXA45 | 0.081 | |
| 85T | MW060587 | 255 | 0.08 | 0.08 | OXA45 | 0.081 | |
| 87T | MW060589 | 66489 | 0.08 | - | OXA45 | 0.081 | |
| 87T | MW060589 | 66516 | 0.08 | - | OXA45 | 0.081 | |
| 87T | MW060589 | 66524 | 0.08 | - | OXA45 | 0.081 | |
| 87T | MW060589 | 64291 | 0.08 | - | OXA45 | 0.081 | |
| 87T | MW060589 | 64302 | 0.08 | - | OXA45 | 0.081 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 87T | MW060589 | 64318 | 0.08 | - | OXA45 | 0.081 | |
| 87T | MW060589 | 64355 | 0.08 | - | OXA45 | 0.081 | |
| 90T | MW060643 | 66562 | 0.08 | - | OXA45 | 0.081 | |
| 90T | MW060643 | 66585 | 0.08 | - | OXA45 | 0.081 | |
| 90T | MW060643 | 66601 | 0.07 | - | OXA45 | 0.081 | |
| 90T | MW060643 | 66614 | 0.08 | - | OXA45 | 0.081 | |
| 90T | MW060643 | 66639 | 0.08 | - | OXA45 | 0.081 | |
| 90T | MW060643 | 66671 | 0.08 | - | OXA45 | 0.081 | |
| 90T | MW060643 | 66674 | 0.08 | - | OXA45 | 0.081 | |
| 90T | MW060643 | 66706 | 0.08 | - | OXA45 | 0.081 | |
| 311T | MW062278 | 88335 | 0.1 | - | OXA45 | 0.0811 | |
| 98T | MW060648 | 66749 | 0.21 | - | OXC44 | 0.197 | |
| 98T | MW060648 | 66779 | 0.21 | - | OXC44 | 0.197 | |
| 98T | MW060648 | 66799 | 0.2 | - | OXC44 | 0.197 | |
| 98T | MW060648 | 66805 | 0.19 | - | OXC44 | 0.197 | |
| 98T | MW060648 | 66838 | 0.19 | - | OXC44 | 0.197 | |
| 98T | MW060648 | 66859 | 0.2 | 0.2 | OXC44 | 0.197 | |
| 98T | MW060648 | 66870 | 0.21 | - | OXC44 | 0.197 | |
| 105T | MW060669 | 66917 | 0.2 | - | OXC44 | 0.197 | |
| 105T | MW060669 | 66927 | 0.2 | - | OXC44 | 0.197 | |
| 105T | MW060669 | 66973 | 0.19 | - | OXC44 | 0.197 | |
| 105T | MW060669 | 66992 | 0.2 | - | OXC44 | 0.197 | |
| 105T | MW060669 | 67016 | 0.19 | - | OXC44 | 0.197 | |
| 105T | MW060669 | 67018 | 0.19 | - | OXC44 | 0.197 | |
| 105T | MW060669 | 64362 | 0.19 | - | OXC44 | 0.197 | |
| 105T | MW060669 | 66881 | 0.18 | - | OXC44 | 0.197 | |
| 110T | MW060733 | 67056 | 0.2 | 0.19 | OXC44 | 0.197 | |
| 110T | MW060733 | 67076 | 0.2 | - | OXC44 | 0.197 | |
| 110T | MW060733 | 67090 | 0.18 | 0.22 | OXC44 | 0.197 | |
| 110T | MW060733 | 67106 | 0.2 | - | OXC44 | 0.197 | |
| 110T | MW060733 | 67131 | 0.19 | - | OXC44 | 0.197 | |
| 110T | MW060733 | 67148 | 0.19 | - | OXC44 | 0.197 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 110T | MW060733 | 67170 | 0.2 | - | OXC44 | 0.197 | |
| 110T | MW060733 | 67176 | 0.19 | - | OXC44 | 0.197 | |
| 126T | MW060814 | 67207 | 0.19 | - | OXC44 | 0.197 | |
| 126T | MW060814 | 67221 | 0.2 | - | OXC44 | 0.197 | |
| 126T | MW060814 | 67238 | 0.19 | - | OXC44 | 0.197 | |
| 126T | MW060814 | 67269 | 0.2 | - | OXC44 | 0.197 | |
| 126T | MW060814 | 67286 | 0.18 | - | OXC44 | 0.197 | |
| 126T | MW060814 | 67293 | 0.2 | - | OXC44 | 0.197 | |
| 126T | MW060814 | 67309 | 0.2 | - | OXC44 | 0.197 | |
| 126T | MW060814 | 67337 | 0.19 | - | OXC44 | 0.197 | |
| 142T | MW060929 | 67371 | 0.21 | 0.19 | OXC44 | 0.197 | |
| 142T | MW060929 | 67386 | 0.2 | - | OXC44 | 0.197 | |
| 142T | MW060929 | 67409 | 0.2 | - | OXC44 | 0.197 | |
| 142T | MW060929 | 67430 | 0.2 | - | OXC44 | 0.197 | |
| 142T | MW060929 | 67436 | 0.22 | 0.21 | OXC44 | 0.197 | |
| 142T | MW060929 | 67456 | 0.21 | - | OXC44 | 0.197 | |
| 142T | MW060929 | 67478 | 0.21 | 0.22 | OXC44 | 0.197 | |
| 142T | MW060929 | 67497 | 0.21 | - | OXC44 | 0.197 | |
| 142T | MW060929 | 67503 | 0.22 | - | OXC44 | 0.197 | |
| 142T | MW060929 | 67520 | 0.21 | - | OXC44 | 0.197 | |
| 142T | MW060929 | 67536 | 0.19 | - | OXC44 | 0.197 | |
| 143T | MW060930 | 67553 | 0.21 | 0.22 | OXC44 | 0.197 | |
| 143T | MW060930 | 67573 | 0.2 | 0.21 | OXC44 | 0.197 | |
| 143T | MW060930 | 67604 | 0.23 | - | OXC44 | 0.197 | |
| 143T | MW060930 | 67620 | 0.2 | - | OXC44 | 0.197 | |
| 143T | MW060930 | 67639 | 0.21 | - | OXC44 | 0.197 | |
| 143T | MW060930 | 67666 | 0.21 | - | OXC44 | 0.197 | |
| 143T | MW060930 | 67692 | 0.19 | 0.19 | OXC44 | 0.197 | |
| 143T | MW060930 | 67702 | 0.2 | - | OXC44 | 0.197 | |
| 146T | MW060955 | 67749 | 0.19 | - | OXC44 | 0.197 | |
| 146T | MW060955 | 67762 | 0.19 | - | OXC44 | 0.197 | |
| 146T | MW060955 | 67777 | 0.19 | - | OXC44 | 0.197 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 146T | MW060955 | 67803 | 0.19 | - | OXC44 | 0.197 | |
| 146T | MW060955 | 67822 | 0.2 | 0.19 | OXC44 | 0.197 | |
| 146T | MW060955 | 64459 | 0.2 | - | OXC44 | 0.197 | |
| 155T | MW060987 | 67857 | 0.21 | - | OXC44 | 0.197 | |
| 155T | MW060987 | 67908 | 0.22 | - | OXC44 | 0.197 | |
| 155T | MW060987 | 68014 | 0.22 | - | OXC44 | 0.197 | |
| 155T | MW060987 | 68068 | 0.19 | - | OXC44 | 0.197 | |
| 155T | MW060987 | 68086 | 0.2 | - | OXC44 | 0.197 | |
| 155T | MW060987 | 68137 | 0.21 | - | OXC44 | 0.197 | |
| 142T | MW060929 | 67373 | 0.42 | - | OXD43 | 0.401 | |
| 142T | MW060929 | 67433 | 0.4 | - | OXD43 | 0.401 | |
| 142T | MW060929 | 67487 | 0.39 | - | OXD43 | 0.401 | |
| 142T | MW060929 | 67511 | 0.44 | 0.44 | OXD43 | 0.401 | |
| 143T | MW060930 | 67561 | 0.43 | - | OXD43 | 0.401 | |
| 143T | MW060930 | 67583 | 0.42 | 0.41 | OXD43 | 0.401 | |
| 143T | MW060930 | 67606 | 0.43 | - | OXD43 | 0.401 | |
| 143T | MW060930 | 67674 | 0.43 | - | OXD43 | 0.401 | |
| 143T | MW060930 | 67693 | 0.39 | - | OXD43 | 0.401 | |
| 143T | MW060930 | 67708 | 0.42 | 0.41 | OXD43 | 0.401 | |
| 146T | MW060955 | 67747 | 0.39 | - | OXD43 | 0.401 | |
| 146T | MW060955 | 67765 | 0.4 | - | OXD43 | 0.401 | |
| 146T | MW060955 | 67782 | 0.41 | - | OXD43 | 0.401 | |
| 146T | MW060955 | 67805 | 0.39 | - | OXD43 | 0.401 | |
| 146T | MW060955 | 67812 | 0.43 | - | OXD43 | 0.401 | |
| 155T | MW060987 | 67853 | 0.44 | - | OXD43 | 0.401 | |
| 155T | MW060987 | 67865 | 0.45 | - | OXD43 | 0.401 | |
| 155T | MW060987 | 67877 | 0.46 | 0.43 | OXD43 | 0.401 | |
| 155T | MW060987 | 67906 | 0.46 | - | OXD43 | 0.401 | |
| 155T | MW060987 | 68004 | 0.45 | - | OXD43 | 0.401 | |
| 155T | MW060987 | 68060 | 0.4 | - | OXD43 | 0.401 | |
| 155T | MW060987 | 68084 | 0.39 | - | OXD43 | 0.401 | |
| 155T | MW060987 | 68114 | 0.43 | - | OXD43 | 0.401 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 155T | MW060987 | 68127 | 0.4 | - | OXD43 | 0.401 | |
| 170T | MW061103 | 68031 | 0.42 | - | OXD43 | 0.401 | |
| 170T | MW061103 | 76005 | 0.39 | - | OXD43 | 0.401 | |
| 170T | MW061103 | 76014 | 0.4 | - | OXD43 | 0.401 | |
| 170T | MW061103 | 76055 | 0.39 | - | OXD43 | 0.401 | |
| 170T | MW061103 | 76068 | 0.42 | - | OXD43 | 0.401 | |
| 170T | MW061103 | 67923 | 0.42 | 0.42 | OXD43 | 0.401 | |
| 178T | MW061219 | 67925 | 0.42 | - | OXD43 | 0.401 | |
| 178T | MW061219 | 67961 | 0.42 | - | OXD43 | 0.401 | |
| 178T | MW061219 | 81453 | 0.42 | - | OXD43 | 0.401 | |
| 187T | MW061270 | 67955 | 0.43 | - | OXD43 | 0.401 | |
| 187T | MW061270 | 67981 | 0.43 | - | OXD43 | 0.401 | |
| 187T | MW061270 | 68160 | 0.44 | - | OXD43 | 0.401 | |
| 187T | MW061270 | 68182 | 0.42 | - | OXD43 | 0.401 | |
| 187T | MW061270 | 68204 | 0.41 | - | OXD43 | 0.401 | |
| 187T | MW061270 | 68223 | 0.39 | - | OXD43 | 0.401 | |
| 187T | MW061270 | 68266 | 0.42 | - | OXD43 | 0.401 | |
| 187T | MW061270 | 68280 | 0.4 | - | OXD43 | 0.401 | |
| 334T | MW062446 | 77112 | 0.39 | - | OXD43 | 0.401 | |
| 334T | MW062446 | 77156 | 0.42 | - | OXD43 | 0.401 | |
| 67T | MW060488 | 63606 | 0.6 | - | OXE42 | 0.61 | |
| 67T | MW060488 | 63991 | 0.6 | - | OXE42 | 0.61 | |
| 67T | MW060488 | 64047 | 0.59 | - | OXE42 | 0.61 | |
| 67T | MW060488 | 65096 | 0.52 | - | OXE42 | 0.61 | |
| 67T | MW060488 | 65099 | 0.59 | - | OXE42 | 0.61 | |
| 67T | MW060488 | 65119 | 0.57 | - | OXE42 | 0.61 | |
| 67T | MW060488 | 65150 | 0.6 | - | OXE42 | 0.61 | |
| 67T | MW060488 | 65158 | 0.63 | - | OXE42 | 0.61 | |
| 67T | MW060488 | 65205 | 0.59 | - | OXE42 | 0.61 | |
| 69T | MW060490 | 65242 | 0.6 | - | OXE42 | 0.611 | |
| 69T | MW060490 | 65256 | 0.58 | - | OXE42 | 0.611 | |
| 69T | MW060490 | 65297 | 0.63 | - | OXE42 | 0.611 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 69T | MW060490 | 65334 | 0.59 | - | OXE42 | 0.611 | |
| 69T | MW060490 | 65353 | 0.62 | - | OXE42 | 0.611 | |
| 70T | MW060491 | 65405 | 0.61 | - | OXE42 | 0.611 | |
| 70T | MW060491 | 65431 | 0.59 | - | OXE42 | 0.611 | |
| 70T | MW060491 | 65455 | 0.58 | - | OXE42 | 0.611 | |
| 70T | MW060491 | 65491 | 0.6 | - | OXE42 | 0.611 | |
| 70T | MW060491 | 65509 | 0.58 | - | OXE42 | 0.611 | |
| 70T | MW060491 | 65548 | 0.58 | - | OXE42 | 0.611 | |
| 70T | MW060491 | 65554 | 0.59 | - | OXE42 | 0.611 | |
| 72T | MW060501 | 65653 | 0.63 | - | OXE42 | 0.611 | |
| 72T | MW060501 | 65689 | 0.61 | - | OXE42 | 0.611 | |
| 72T | MW060501 | 65745 | 0.61 | - | OXE42 | 0.611 | |
| 73T | MW060502 | 65789 | 0.58 | - | OXE42 | 0.611 | |
| 73T | MW060502 | 65796 | 0.61 | - | OXE42 | 0.611 | |
| 73T | MW060502 | 65843 | 0.59 | - | OXE42 | 0.611 | |
| 73T | MW060502 | 65862 | 0.59 | - | OXE42 | 0.611 | |
| 73T | MW060502 | 65875 | 0.59 | - | OXE42 | 0.611 | |
| 73T | MW060502 | 65789 | 0.58 | - | OXE42 | 0.611 | |
| 74T | MW060503 | 65939 | 0.58 | - | OXE42 | 0.611 | |
| 74T | MW060503 | 65964 | 0.6 | - | OXE42 | 0.611 | |
| 74T | MW060503 | 66003 | 0.59 | 0.59 | OXE42 | 0.611 | |
| 74T | MW060503 | 66014 | 0.59 | - | OXE42 | 0.611 | |
| 74T | MW060503 | 66087 | 0.6 | - | OXE42 | 0.611 | |
| 74T | MW060503 | 66099 | 0.6 | - | OXE42 | 0.611 | |
| 95T | MW060607 | 66734 | 0.59 | - | OXE42 | 0.61 | |
| 95T | MW060607 | 66734 | 0.59 | - | OXE42 | 0.61 | |
| 98T | MW060648 | 66764 | 0.59 | - | OXE42 | 0.61 | |
| 98T | MW060648 | 66785 | 0.6 | - | OXE42 | 0.61 | |
| 98T | MW060648 | 66802 | 0.59 | - | OXE42 | 0.61 | |
| 98T | MW060648 | 66813 | 0.6 | - | OXE42 | 0.61 | |
| 98T | MW060648 | 66860 | 0.6 | - | OXE42 | 0.61 | |
| 170T | MW061103 | 76001 | 0.6 | 0.58 | OXE42 | 0.611 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 170T | MW061103 | 76011 | 0.59 | - | OXE42 | 0.611 | |
| 170T | MW061103 | 76062 | 0.61 | - | OXE42 | 0.611 | |
| 170T | MW061103 | 76077 | 0.59 | - | OXE42 | 0.611 | |
| 180T | MWO61221 | 82012 | 0.61 | - | OXE42 | 0.611 | |
| 180T | MWO61221 | 82081 | 0.59 | - | OXE42 | 0.611 | |
| 180T | MWO61221 | 82118 | 0.56 | - | OXE42 | 0.611 | |
| 180T | MWO61221 | 82186 | 0.62 | - | OXE42 | 0.611 | |
| 181T | MW061222 | 82216 | 0.62 | - | OXE42 | 0.611 | |
| 181T | MW061222 | 82305 | 0.62 | - | OXE42 | 0.611 | |
| 181T | MW061222 | 82384 | 0.61 | 0.62 | OXE42 | 0.611 | |
| 182T | MW061223 | 82453 | 0.61 | - | OXE42 | 0.611 | |
| 182T | MW061223 | 82531 | 0.61 | - | OXE42 | 0.611 | |
| 185T | MW061268 | 81994 | 0.64 | - | OXE42 | 0.611 | |
| 320T | MW062342 | 77062 | 0.61 | 0.57 | OXE42 | 0.611 | |
| 320T | MW062342 | 77068 | 0.59 | - | OXE42 | 0.611 | |
| 334T | MW062446 | 77105 | 0.61 | - | OXE42 | 0.611 | |
| 334T | MW062446 | 77117 | 0.6 | - | OXE42 | 0.611 | |
| 15T | JB05100756 | 60027 | 0.79 | | OXF41 | 0.79 | |
| 15T | JB05100756 | 60052 | 0.77 | | OXF41 | 0.77 | |
| 20T | JB05104937 | 64559 | 0.82 | | OXF41 | 0.815 | |
| 23T | JB05107361 | 64648 | 0.81 | | OXF41 | 0.815 | |
| 23T | JB05107361 | 64744 | 0.78 | | OXF41 | 0.815 | |
| 27T | JB05108789 | 60171 | 0.8 | | OXF41 | 0.815 | |
| 27T | JB05108789 | 64800 | 0.86 | | OXF41 | 0.815 | |
| 27T | JB05108789 | 64852 | 0.6 | | OXF41 | 0.815 | |
| 30T | JB05111147 | 60294 | 0.89 | | OXF41 | 0.815 | |
| 30T | JB05111147 | 60312 | 0.89 | | OXF41 | 0.815 | |
| 33T | JB5112422 | 64894 | 0.88 | | OXF41 | 0.815 | |
| 33T | JB5112422 | 64910 | 0.86 | | OXF41 | 0.815 | |
| 33T | JB5112422 | 64942 | 0.83 | | OXF41 | 0.815 | |
| 37T | JB05113941 | 60528 | 0.83 | 0.8 | OXF41 | 0.815 | |
| 37T | JB05113942 | 60572 | 0.86 | | OXF41 | 0.815 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 37T | JB05113942 | 60640 | 0.86 | | OXF41 | 0.815 | |
| 37T | JB05113942 | 60685 | 0.87 | 0.81 | OXF41 | 0.815 | |
| 37T | JB05113942 | 60737 | 0.79 | 0.82 | OXF41 | 0.815 | |
| 37T | JB05113942 | 60798 | 0.86 | 0.79 | OXF41 | 0.815 | |
| 37T | JB05113942 | 60806 | 0.81 | 0.77 | OXF41 | 0.815 | |
| 37T | JB05112422 | 64894 | 0.88 | | OXF41 | 0.815 | |
| 37T | JB05112422 | 64910 | 0.86 | | OXF41 | 0.815 | |
| 37T | JB05112422 | 64942 | 0.83 | | OXF41 | 0.815 | |
| 310T | MW062277 | 86678 | 1.04 | - | OXG46 | 1.037 | |
| 310T | MW062277 | 86709 | 1.11 | - | OXG46 | 1.037 | |
| 310T | MW062277 | 86717 | 1.05 | - | OXG46 | 1.037 | |
| 310T | MW062277 | 86928 | 1.04 | 1.09 | OXG46 | 1.037 | |
| 310T | MW062277 | 86953 | 1.1 | - | OXG46 | 1.037 | |
| 310T | MW062277 | 86975 | 1.01 | - | OXG46 | 1.037 | |
| 310T | MW062277 | 87013 | 0.99 | - | OXG46 | 1.037 | |
| 310T | MW062277 | 87071 | 0.99 | - | OXG46 | 1.037 | |
| 320T | MW062342 | 77036 | 0.99 | - | OXG46 | 1.037 | |
| 320T | MW062342 | 65194 | 1 | - | OXG46 | 1.037 | |
| 320T | MW062342 | 77072 | 0.96 | - | OXG46 | 1.037 | |
| 320T | MW062342 | 77088 | 0.99 | - | OXG46 | 1.037 | |
| 322T | MW062392 | 88905 | 1.06 | - | OXG46 | 1.037 | |
| 325T | MW062395 | 89160 | 1.02 | - | OXG46 | 1.037 | |
| 325T | MW062395 | 89256 | 1 | - | OXG46 | 1.037 | |
| 15T | JB05100756 | 60030 | 1.27 | 1.28 | OXH37 | 1.27 | |
| 15T | JB05100756 | 60115 | 1.24 | 1.25 | OXH37 | 1.24 | |
| 20T | JB05104937 | 64548 | 1.33 | | OXH37 | 1.286 | |
| 20T | JB05104937 | 64599 | 1.33 | | OXH37 | 1.286 | |
| 20T | JB05104937 | 64603 | 1.28 | | OXH37 | 1.286 | |
| 20T | JB05104937 | 64610 | 1.3 | 1.3 | OXH37 | 1.286 | |
| 23T | JB05107361 | 64645 | 1.26 | | OXH37 | 1.286 | |
| 23T | JB05107361 | 64716 | 1.24 | | OXH37 | 1.286 | |
| 23T | JB05107361 | 64755 | 1.31 | | OXH37 | 1.286 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 27T | JB05108789 | 60212 | 1.17 | | OXH37 | 1.286 | |
| 27T | JB05108789 | 64805 | 1.26 | | OXH37 | 1.286 | |
| 27T | JB05108789 | 64845 | 1.27 | 1.16 | OXH37 | 1.286 | |
| 33T | JB5112422 | 64880 | 1.32 | 1.3 | OXH37 | 1.286 | |
| 33T | JB5112422 | 64908 | 1.33 | | OXH37 | 1.286 | |
| 37T | JB05113941 | 64976 | 1.29 | | OXH37 | 1.286 | |
| 37T | JB05112422 | 64880 | 1.32 | 1.3 | OXH37 | 1.286 | |
| 37T | JB05112422 | 64908 | 1.33 | | OXH37 | 1.286 | |
| 38T | JB06007138 | 61719 | 1.29 | | OXH37 | 1.286 | |
| 38T | JB06007138 | 61742 | 1.26 | | OXH37 | 1.286 | |
| 38T | JB06007138 | 61754 | 1.32 | | OXH37 | 1.286 | |
| 38T | JB06007138 | 61775 | 1.24 | | OXH37 | 1.286 | |
| 38T | JB06007138 | 61807 | 1.26 | | OXH37 | 1.286 | |
| 38T | JB06007139 | 61838 | 1.27 | | OXH37 | 1.286 | |
| 38T | JB06007139 | 61847 | 1.26 | | OXH37 | 1.286 | |
| 38T | JB06007139 | 61869 | 1.32 | | OXH37 | 1.286 | |
| 38T | JB06007139 | 61896 | 1.28 | | OXH37 | 1.286 | |
| 38T | JB06007139 | 61903 | 1.27 | | OXH37 | 1.286 | |
| 38T | JB06007139 | 61930 | 1.22 | | OXH37 | 1.286 | |
| 38T | JB06007139 | 61960 | 1.31 | | OXH37 | 1.286 | |
| 38T | JB06007139 | 61994 | 1.28 | | OXH37 | 1.286 | |
| 38T | JB06007139 | 62024 | 1.3 | | OXH37 | 1.286 | |
| 38T | JB06007670 | 62045 | 1.26 | | OXH37 | 1.286 | |
| 38T | JB06007670 | 64216 | 1.24 | | OXH37 | 1.286 | |
| 38T | JB06007670 | 64248 | 1.28 | | OXH37 | 1.286 | |
| 93T | MW060646 | 78193 | 1.2 | - | OXH37 | 1.286 | |
| 93T | MW060646 | 78201 | 1.25 | - | OXH37 | 1.286 | |
| 93T | MW060646 | 78223 | 1.19 | - | OXH37 | 1.286 | |
| 93T | MW060646 | 78255 | 1.16 | - | OXH37 | 1.286 | |
| 287T | MW062141 | 87134 | 1.32 | - | OXH37 | 1.286 | |
| 287T | MW062141 | 87198 | 1.31 | 1.35 | OXH37 | 1.286 | |
| 287T | MW062141 | 87210 | 1.3 | - | OXH37 | 1.286 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 296T | MW062165 | 87595 | 1.29 | - | OXH37 | 1.286 | |
| 296T | MW062165 | 87621 | 1.31 | - | OXH37 | 1.286 | |
| 296T | MW062165 | 87704 | 1.32 | 1.28 | OXH37 | 1.286 | |
| 296T | MW062165 | 87733 | 1.29 | - | OXH37 | 1.286 | |
| 310T | MW062277 | 86698 | 1.36 | 1.3 | OXH37 | 1.286 | |
| 310T | MW062277 | 86710 | 1.34 | - | OXH37 | 1.286 | |
| 310T | MW062277 | 86935 | 1.3 | - | OXH37 | 1.286 | |
| 310T | MW062277 | 86987 | 1.29 | 1.29 | OXH37 | 1.286 | |
| 310T | MW062277 | 87094 | 1.26 | - | OXH37 | 1.286 | |
| 320T | MW062342 | 77046 | 1.35 | - | OXH37 | 1.286 | |
| 322T | MW062392 | 88946 | 1.29 | - | OXH37 | 1.286 | |
| 322T | MW062392 | 88995 | 1.28 | - | OXH37 | 1.286 | |
| 325T | MW062395 | 89218 | 1.29 | - | OXH37 | 1.286 | |
| 325T | MW062395 | 89257 | 1.29 | 1.32 | OXH37 | 1.286 | |
| 334T | MW062446 | 77110 | 1.29 | - | OXH52 | 1.291 | |
| 334T | MW062446 | 77169 | 1.32 | - | OXH52 | 1.291 | |
| 125T | MW060813 | 79823 | 1.78 | - | OXI40 | 1.857 | |
| 161T | MW061073 | 80925 | 1.84 | 1.89 | OXI40 | 1.857 | |
| 161T | MW061073 | 80975 | 1.83 | - | OXI40 | 1.857 | |
| 161T | MW061073 | 81023 | 1.83 | - | OXI40 | 1.857 | |
| 161T | MW061073 | 64430 | 1.84 | - | OXI40 | 1.857 | |
| 161T | MW061073 | 64472 | 1.89 | - | OXI40 | 1.857 | |
| 164T | MW061075 | 81279 | 1.86 | - | OXI40 | 1.857 | |
| 164T | MW061075 | 81315 | 1.84 | - | OXI40 | 1.857 | |
| 164T | MW061075 | 81375 | 1.86 | 1.8 | OXI40 | 1.857 | |
| 265T | MW061918 | 86157 | 1.8 | - | OXI40 | 1.857 | |
| 265T | MW061918 | 86175 | 1.87 | - | OXI40 | 1.857 | |
| 265T | MW061918 | 86204 | 1.86 | - | OXI40 | 1.857 | |
| 265T | MW061918 | 86214 | 1.84 | - | OXI40 | 1.857 | |
| 20T | JB05104937 | 64572 | 3.6 | | OXK35 | 3.489 | |
| 23T | JB05107361 | 64659 | 3.5 | | OXK35 | 3.489 | |
| 23T | JB05107361 | 64792 | 3.51 | 3.2 | OXK35 | 3.489 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 43T | MW60169 | 64066G | 3.41 | 3.49 | OXK35 | 3.489 | |
| 43T | MW60169 | 64141G | 3.39 | 3.5 | OXK35 | 3.489 | |
| 43T | MW60169 | 64690G | 3.49 | - | OXK35 | 3.489 | |
| 43T | MW60169 | 64706G | 3.52 | - | OXK35 | 3.489 | |
| 43T | MW60169 | 64744G | 3.42 | 3.49 | OXK35 | 3.489 | |
| 43T | MW60169 | 64792G | 3.52 | 3.46 | OXK35 | 3.489 | |
| 45T | JB06013936 | 65036 | 3.51 | | OXK35 | 3.489 | |
| 45T | JB06013936 | 65053 | 3.44 | | OXK35 | 3.489 | |
| 45T | JB06013936 | 64195 | 3.45 | 3.45 | OXK35 | 3.489 | |
| 33T | JB5112422 | 64899 | 5.81 | | OXL34 | 5.758 | |
| 33T | JB5112422 | 64911 | 5.76 | | OXL34 | 5.758 | |
| 37T | JB05112422 | 64899 | 5.81 | | OXL34 | 5.758 | |
| 37T | JB05112422 | 64911 | 5.76 | | OXL34 | 5.758 | |
| 43T | MW60169 | 64011G | 5.77 | 5.84 | OXL34 | 5.758 | |
| 43T | MW60169 | 64136G | 5.85 | 5.92 | OXL34 | 5.758 | |
| 43T | MW60169 | 64685G | 5.88 | 5.89 | OXL34 | 5.758 | |
| 43T | MW60169 | 64687G | 5.89 | - | OXL34 | 5.758 | |
| 43T | MW60169 | 64704G | 5.9 | 5.85 | OXL34 | 5.758 | |
| 43T | MW60169 | 64716G | 5.82 | 5.89 | OXL34 | 5.758 | |
| 43T | MW60169 | 64768G | 5.88 | 5.8 | OXL34 | 5.758 | |
| 43T | MW60169 | 64789G | 5.59 | 5.69 | OXL34 | 5.758 | |
| 68T | MW060489 | 78010 | 15.5 | - | OXP50 | 14.89 | |
| 68T | MW060489 | 78057 | 15.2 | - | OXP50 | 14.89 | |
| 68T | MW060489 | 78090 | 14.8 | - | OXP50 | 14.89 | |
| 68T | MW060489 | 78124 | 14.9 | - | OXP50 | 14.89 | |
| 68T | MW060489 | 78150 | 15.3 | - | OXP50 | 14.89 | |
| 68T | MW060489 | 78160 | 15.2 | 14.8 | OXP50 | 14.89 | |
| 95T | MW060607 | 78274 | 14.8 | 15.1 | OXP50 | 14.89 | |
| 95T | MW060607 | 78318 | 14.6 | - | OXP50 | 14.89 | |
| 95T | MW060607 | 78334 | 14.7 | - | OXP50 | 14.89 | |
| 95T | MW060607 | 78414 | 15.3 | - | OXP50 | 14.89 | |
| 95T | MW060607 | 78435 | 14.9 | - | OXP50 | 14.89 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 95T | MW060607 | 78274 | 14.8 | 15.1 | OXP50 | 14.89 | |
| 95T | MW060607 | 78318 | 14.6 | - | OXP50 | 14.89 | |
| 95T | MW060607 | 78334 | 14.7 | - | OXP50 | 14.89 | |
| 95T | MW060607 | 78414 | 15.3 | - | OXP50 | 14.89 | |
| 95T | MW060607 | 78435 | 14.9 | - | OXP50 | 14.89 | |
| 97T | MW060647 | 78459 | 14.9 | - | OXP50 | 14.89 | |
| 97T | MW060647 | 78486 | 14.9 | - | OXP50 | 14.89 | |
| 97T | MW060647 | 78515 | 15.3 | - | OXP50 | 14.89 | |
| 97T | MW060647 | 78549 | 15.2 | - | OXP50 | 14.89 | |
| 97T | MW060647 | 78571 | 15.2 | - | OXP50 | 14.89 | |
| 97T | MW060647 | 78582 | 15 | - | OXP50 | 14.89 | |
| 97T | MW060647 | 78634 | 14.8 | - | OXP50 | 14.89 | |
| 107T | MW060671 | 78721 | 14.9 | 14.9 | OXP50 | 14.89 | |
| 107T | MW060671 | 78748 | 14.9 | - | OXP50 | 14.89 | |
| 107T | MW060671 | 78751 | 15 | - | OXP50 | 14.89 | |
| 107T | MW060671 | 78815 | 15.1 | - | OXP50 | 14.89 | |
| 107T | MW060671 | 78837 | 15.4 | 14.7 | OXP50 | 14.89 | |
| 108T | MW060672 | 78885 | 14.8 | 15.1 | OXP50 | 14.89 | |
| 108T | MW060672 | 78903 | 14.9 | - | OXP50 | 14.89 | |
| 108T | MW060672 | 78910 | 14.7 | - | OXP50 | 14.89 | |
| 109T | MW060732 | 78985 | 14.9 | - | OXP50 | 14.89 | |
| 109T | MW060732 | 79004 | 14.6 | - | OXP50 | 14.89 | |
| 109T | MW060732 | 79032 | 14.9 | - | OXP50 | 14.89 | |
| 109T | MW060732 | 79054 | 15.3 | - | OXP50 | 14.89 | |
| 109T | MW060732 | 79079 | 15 | 15.3 | OXP50 | 14.89 | |
| 109T | MW060732 | 79100 | 14.9 | - | OXP50 | 14.89 | |
| 118T | MW060759 | 79150 | 14.6 | - | OXP50 | 14.89 | |
| 118T | MW060759 | 79184 | 14.9 | - | OXP50 | 14.89 | |
| 118T | MW060759 | 79203 | 14.8 | 14.9 | OXP50 | 14.89 | |
| 118T | MW060759 | 79234 | 15.1 | 15.4 | OXP50 | 14.89 | |
| 118T | MW060759 | 79280 | 15.2 | - | OXP50 | 14.89 | |
| 118T | MW060759 | 79311 | 14.9 | - | OXP50 | 14.89 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 119T | MW060760 | 79343 | 14.8 | - | OXP50 | 14.89 | |
| 119T | MW060760 | 79351 | 14.7 | - | OXP50 | 14.89 | |
| 119T | MW060760 | 79379 | 14.9 | 15 | OXP50 | 14.89 | |
| 119T | MW060760 | 79405 | 14.9 | - | OXP50 | 14.89 | |
| 119T | MW060760 | 79435 | 15.3 | 14.8 | OXP50 | 14.89 | |
| 119T | MW060760 | 79450 | 14.7 | - | OXP50 | 14.89 | |
| 124T | MW060812 | 79486 | 15.3 | - | OXP50 | 14.89 | |
| 124T | MW060812 | 79505 | 14.9 | - | OXP50 | 14.89 | |
| 124T | MW060812 | 79542 | 15.1 | - | OXP50 | 14.89 | |
| 124T | MW060812 | 79590 | 15.4 | - | OXP50 | 14.89 | |
| 124T | MW060812 | 79607 | 15.3 | - | OXP50 | 14.89 | |
| 124T | MW060812 | 79615 | 14.9 | - | OXP50 | 14.89 | |
| 124T | MW060812 | 79652 | 15 | - | OXP50 | 14.89 | |
| 125T | MW060813 | 79717 | 15 | - | OXP50 | 14.89 | |
| 125T | MW060813 | 79734 | 15.3 | - | OXP50 | 14.89 | |
| 125T | MW060813 | 79740 | 14.9 | - | OXP50 | 14.89 | |
| 125T | MW060813 | 79771 | 15.3 | - | OXP50 | 14.89 | |
| 125T | MW060813 | 79788 | 14.7 | - | OXP50 | 14.89 | |
| 125T | MW060813 | 79803 | 14.9 | 15.1 | OXP50 | 14.89 | |
| 166T | MW061070 | 81075 | 15.2 | - | OXP50 | 14.89 | |
| 166T | MW061070 | 81117 | 14.5 | - | OXP50 | 14.89 | |
| 166T | MW061070 | 81152 | 14.7 | - | OXP50 | 14.89 | |
| 166T | MW061070 | 81183 | 14.9 | - | OXP50 | 14.89 | |
| 166T | MW061070 | 81205 | 14.9 | - | OXP50 | 14.89 | |
| 166T | MW061070 | 81226 | 15 | - | OXP50 | 14.89 | |
| 170T | MW061103 | 81404 | 15.4 | - | OXP50 | 14.89 | |
| 170T | MW061103 | 81419 | 14.9 | - | OXP50 | 14.89 | |
| 174T | MW061199 | 81467 | 14.7 | - | OXP50 | 14.89 | |
| 174T | MW061199 | 81480 | 14.8 | - | OXP50 | 14.89 | |
| 174T | MW061199 | 81504 | 15.2 | - | OXP50 | 14.89 | |
| 174T | MW061199 | 81507 | 15.1 | - | OXP50 | 14.89 | |
| 174T | MW061199 | 81522 | 15 | - | OXP50 | 14.89 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 174T | MW061199 | 81558 | 15.2 | - | OXP50 | 14.89 | |
| 174T | MW061199 | 81586 | 15.2 | - | OXP50 | 14.89 | |
| 174T | MW061199 | 81606 | 15.3 | - | OXP50 | 14.89 | |
| 174T | MW061199 | 81629 | 14.9 | - | OXP50 | 14.89 | |
| 180T | MWO61221 | 82043 | 15.1 | - | OXP50 | 14.89 | |
| 180T | MWO61221 | 82112 | 14.9 | - | OXP50 | 14.89 | |
| 181T | MW061222 | 82258 | 15.6 | - | OXP50 | 14.89 | |
| 181T | MW061222 | 82320 | 15 | - | OXP50 | 14.89 | |
| 182T | MW061223 | 82416 | 15 | - | OXP50 | 14.89 | |
| 182T | MW061223 | 82505 | 15 | - | OXP50 | 14.89 | |
| 183T | MW061224 | 82600 | 15 | - | OXP50 | 14.89 | |
| 183T | MW061224 | 82659 | 15 | - | OXP50 | 14.89 | |
| 183T | MW061224 | 82739 | 15.2 | 15 | OXP50 | 14.89 | |
| 184T | MW061267 | 81657 | 14.8 | - | OXP50 | 14.89 | |
| 184T | MW061267 | 81690 | 15.3 | - | OXP50 | 14.89 | |
| 184T | MW061267 | 81705 | 15 | - | OXP50 | 14.89 | |
| 184T | MW061267 | 81718 | 15.1 | - | OXP50 | 14.89 | |
| 184T | MW061267 | 81757 | 14.9 | - | OXP50 | 14.89 | |
| 184T | MW061267 | 81781 | 14.8 | - | OXP50 | 14.89 | |
| 184T | MW061267 | 81805 | 15.1 | - | OXP50 | 14.89 | |
| 184T | MW061267 | 81813 | 15.3 | - | OXP50 | 14.89 | |
| 185T | MW061268 | 81877 | 15.2 | - | OXP50 | 14.89 | |
| 185T | MW061268 | 81890 | 14.7 | - | OXP50 | 14.89 | |
| 185T | MW061268 | 81904 | 15.5 | - | OXP50 | 14.89 | |
| 185T | MW061268 | 81928 | 15.3 | - | OXP50 | 14.89 | |
| 185T | MW061268 | 81940 | 14.9 | - | OXP50 | 14.89 | |
| 186T | MW061269 | 82804 | 15.4 | - | OXP50 | 14.89 | |
| 186T | MW061269 | 82876 | 15.3 | - | OXP50 | 14.89 | |
| 201T | MW061347 | 82957 | 15.4 | - | OXP50 | 14.89 | |
| 201T | MW061347 | 82980 | 15 | - | OXP50 | 14.89 | |
| 201T | MW061347 | 83004 | 15.4 | - | OXP50 | 14.89 | |
| 201T | MW061347 | 83017 | 14.9 | - | OXP50 | 14.89 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 201T | MW061347 | 83159 | 15 | - | OXP50 | 14.89 | |
| 201T | MW061347 | 83172 | 14.5 | - | OXP50 | 14.89 | |
| 202T | MW061348 | 83291 | 15.4 | - | OXP50 | 14.89 | |
| 202T | MW061348 | 83307 | 15.2 | - | OXP50 | 14.89 | |
| 202T | MW061348 | 83364 | 15.4 | - | OXP50 | 14.89 | |
| 202T | MW061348 | 83384 | 14.7 | - | OXP50 | 14.89 | |
| 202T | MW061348 | 83405 | 15 | - | OXP50 | 14.89 | |
| 209T | MW061399 | 83031 | 14.9 | - | OXP50 | 14.89 | |
| 209T | MW061399 | 83077 | 15.3 | - | OXP50 | 14.89 | |
| 209T | MW061399 | 83086 | 14.9 | - | OXP50 | 14.89 | |
| 209T | MW061399 | 83108 | 15.4 | 14.7 | OXP50 | 14.89 | |
| 209T | MW061399 | 83122 | 15.8 | - | OXP50 | 14.89 | |
| 209T | MW061399 | 83460 | 15.3 | - | OXP50 | 14.89 | |
| 209T | MW061399 | 83508 | 15.4 | - | OXP50 | 14.89 | |
| 210T | MW061400 | 83544 | 15.3 | - | OXP50 | 14.89 | |
| 210T | MW061400 | 83566 | 15.3 | - | OXP50 | 14.89 | |
| 210T | MW061400 | 83588 | 15.1 | - | OXP50 | 14.89 | |
| 210T | MW061400 | 83590 | 15 | - | OXP50 | 14.89 | |
| 210T | MW061400 | 83616 | 15 | - | OXP50 | 14.89 | |
| 210T | MW061400 | 83631 | 15.6 | 15 | OXP50 | 14.89 | |
| 216T | MW061443 | 83658 | 15.4 | - | OXP50 | 14.89 | |
| 216T | MW061443 | 83671 | 15.6 | 15 | OXP50 | 14.89 | |
| 216T | MW061443 | 83706 | 15.3 | 15 | OXP50 | 14.89 | |
| 216T | MW061443 | 83748 | 14.8 | - | OXP50 | 14.89 | |
| 216T | MW061443 | 83760 | 15.1 | - | OXP50 | 14.89 | |
| 216T | MW061443 | 83783 | 14.9 | 15.5 | OXP50 | 14.89 | |
| 216T | MW061443 | 83805 | 14.8 | - | OXP50 | 14.89 | |
| 216T | MW061443 | 83837 | 15.6 | - | OXP50 | 14.89 | |
| 217T | MW061444 | 83853 | 15.3 | - | OXP50 | 14.89 | |
| 217T | MW061444 | 83880 | 15.1 | - | OXP50 | 14.89 | |
| 217T | MW061444 | 83900 | 14.8 | - | OXP50 | 14.89 | |
| 217T | MW061444 | 83908 | 15.4 | - | OXP50 | 14.89 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 217T | MW061444 | 83926 | 15.1 | - | OXP50 | 14.89 | |
| 218T | MW061445 | 83990 | 14.9 | - | OXP50 | 14.89 | |
| 218T | MW061445 | 84266 | 15.5 | - | OXP50 | 14.89 | |
| 218T | MW061445 | 84273 | 15.4 | - | OXP50 | 14.89 | |
| 218T | MW061445 | 84313 | 15.1 | - | OXP50 | 14.89 | |
| 218T | MW061445 | 84366 | 15.3 | - | OXP50 | 14.89 | |
| 221T | MW061485 | 84384 | 15.5 | - | OXP50 | 14.89 | |
| 221T | MW061485 | 84406 | 14.6 | - | OXP50 | 14.89 | |
| 221T | MW061485 | 84415 | 15.5 | 14.6 | OXP50 | 14.89 | |
| 221T | MW061485 | 84479 | 15 | - | OXP50 | 14.89 | |
| 225T | MW061488 | 84573 | 15.3 | - | OXP50 | 14.89 | |
| 225T | MW061488 | 84586 | 15.4 | - | OXP50 | 14.89 | |
| 225T | MW061488 | 84612 | 15.8 | - | OXP50 | 14.89 | |
| 225T | MW061488 | 84651 | 14.5 | 15.7 | OXP50 | 14.89 | |
| 225T | MW061488 | 84683 | 15.3 | - | OXP50 | 14.89 | |
| 225T | MW061488 | 84712 | 14.7 | - | OXP50 | 14.89 | |
| 225T | MW061488 | 84726 | 15.4 | - | OXP50 | 14.89 | |
| 225T | MW061488 | 84764 | 15.4 | - | OXP50 | 14.89 | |
| 225T | MW061488 | 84796 | 15.5 | - | OXP50 | 14.89 | |
| 228T | MW0615711 | 84915 | 15.1 | - | OXP50 | 14.89 | |
| 228T | MW0615711 | 84957 | 15.4 | - | OXP50 | 14.89 | |
| 228T | MW0615711 | 84808 | 15 | - | OXP50 | 14.89 | |
| 228T | MW0615711 | 84872 | 15 | - | OXP50 | 14.89 | |
| 228T | MW0615711 | 85014 | 15 | - | OXP50 | 14.89 | |
| 251T | MW061744 | 85906 | 15 | - | OXP50 | 14.89 | |
| 251T | MW061744 | 85933 | 15.8 | 14.7 | OXP50 | 14.89 | |
| 251T | MW061744 | 85971 | 14.5 | - | OXP50 | 14.89 | |
| 251T | MW061744 | 85980 | 14.3 | - | OXP50 | 14.89 | |
| 251T | MW061744 | 86010 | 15.2 | 15 | OXP50 | 14.89 | |
| 251T | MW061744 | 86020 | 14.8 | - | OXP50 | 14.89 | |
| 251T | MW061744 | 86059 | 15.4 | - | OXP50 | 14.89 | |
| 251T | MW061744 | 86075 | 16.3 | - | OXP50 | 14.89 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 251T | MW061744 | 86082 | 14.9 | - | OXP50 | 14.89 | |
| 252T | MW061745 | | 15.1 | - | OXP50 | 14.89 | |
| 252T | MW061745 | 86120 | 15.3 | - | OXP50 | 14.89 | |
| 265T | MW061918 | 86170 | 15.6 | - | OXP50 | 14.89 | |
| 265T | MW061918 | 86189 | 15.4 | - | OXP50 | 14.89 | |
| 265T | MW061918 | 86213 | 15 | - | OXP50 | 14.89 | |
| 265T | MW061918 | 86225 | 14.7 | - | OXP50 | 14.89 | |
| 265T | MW061918 | 86256 | 14.7 | - | OXP50 | 14.89 | |
| 265T | MW061918 | 86271 | 15.4 | 15.4 | OXP50 | 14.89 | |
| 265T | MW061918 | 86312 | 14.8 | - | OXP50 | 14.89 | |
| 269T | MWO61922 | 86325 | 15.3 | - | OXP50 | 14.89 | |
| 269T | MWO61922 | 86366 | 15.3 | - | OXP50 | 14.89 | |
| 269T | MWO61922 | 86381 | 15.6 | - | OXP50 | 14.89 | |
| 269T | MWO61922 | 86403 | 15.2 | - | OXP50 | 14.89 | |
| 269T | MWO61922 | 86411 | 15.4 | - | OXP50 | 14.89 | |
| 269T | MWO61922 | 86481 | 14.9 | - | OXP50 | 14.89 | |
| 269T | MWO61922 | 86512 | 14.7 | - | OXP50 | 14.89 | |
| 269T | MWO61922 | 86556 | 15.7 | - | OXP50 | 14.89 | |
| 271T | MW061980 | 86599 | 15.2 | - | OXP50 | 14.89 | |
| 271T | MW061980 | 86626 | 15.4 | - | OXP50 | 14.89 | |
| 282T | MW062099 | 86760 | 14.4 | - | OXP50 | 14.89 | |
| 282T | MW062099 | 86804 | 14.8 | 15.9 | OXP50 | 14.89 | |
| 282T | MW062099 | 86830 | 15.5 | - | OXP50 | 14.89 | |
| 282T | MW062099 | 86867 | 15.9 | - | OXP50 | 14.89 | |
| 282T | MW062099 | 86922 | 15.1 | - | OXP50 | 14.89 | |
| 284T | MW062138 | 86665 | 15.5 | - | OXP50 | 14.89 | |
| 284T | MW062138 | 86710 | 15 | - | OXP50 | 14.89 | |
| 284T | MW062138 | 86928 | 15.2 | - | OXP50 | 14.89 | |
| 284T | MW062138 | 86957 | 15.54 | - | OXP50 | 14.89 | |
| 284T | MW062138 | 86975 | 15 | - | OXP50 | 14.89 | |
| 284T | MW062138 | 87017 | 14.9 | - | OXP50 | 14.89 | |
| 284T | MW062138 | 87071 | 14.9 | - | OXP50 | 14.89 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 294T | MW062163 | 87358 | 15 | - | OXP50 | 14.89 | |
| 294T | MW062163 | 87467 | 14.7 | - | OXP50 | 14.89 | |
| 294T | MW062163 | 87522 | 15.1 | - | OXP50 | 14.89 | |
| 296T | MW062165 | 87779 | 16.6 | - | OXP50 | 14.89 | |
| 300T | MW062221 | 87869 | 15.6 | - | OXP50 | 14.89 | |
| 300T | MW062221 | 87906 | 15.4 | - | OXP50 | 14.89 | |
| 301T | MW062245 | 87979 | 15.5 | - | OXP50 | 14.89 | |
| 302T | MW062246 | 88161 | 15.1 | - | OXP50 | 14.89 | |
| 302T | MW062246 | 88202 | 15 | - | OXP50 | 14.89 | |
| 316T | MW062311 | 88680 | 15.5 | - | OXP50 | 14.89 | |
| 316T | MW062311 | 88807 | 15.9 | - | OXP50 | 14.89 | |
| 330T | MW062442 | 89558 | 15.1 | - | OXP50 | 14.89 | |
| 330T | MW062442 | 89660 | 14.8 | 14.9 | OXP50 | 14.89 | |
| 330T | MW062442 | 89715 | 14.9 | - | OXP50 | 14.89 | |
| 330T | MW062442 | 89756 | 15.2 | - | OXP50 | 14.89 | |
| 37T | JB05113941 | 64954 | 0.81 | | SF12 | 0.819 | |
| 37T | JB05113941 | 64993 | 0.79 | | SF12 | 0.819 | |
| 37T | JB05113941 | 65005 | 0.84 | | SF12 | 0.819 | |
| 37T | JB05113941 | 60458 | 0.8 | | SF12 | 0.819 | |
| 38T | JB06007133 | 60883 | 0.83 | 0.83 | SF12 | 0.819 | |
| 38T | JB06007133 | 60930 | 0.8 | 0.65 | SF12 | 0.819 | |
| 38T | JB06007133 | 60953 | 0.82 | 0.72 | SF12 | 0.819 | |
| 38T | JB06007133 | 60972 | 0.85 | 0.83 | SF12 | 0.819 | |
| 38T | JB06007133 | 61008 | 0.83 | | SF12 | 0.819 | |
| 38T | JB06007134 | 61035 | 0.75 | | SF12 | 0.819 | |
| 38T | JB06007134 | 61061 | 0.79 | | SF12 | 0.819 | |
| 38T | JB06007134 | 61089 | 0.79 | 0.84 | SF12 | 0.819 | |
| 38T | JB06007134 | 61114 | 0.81 | 0.82 | SF12 | 0.819 | |
| 38T | JB06007134 | 61151 | 0.79 | 0.81 | SF12 | 0.819 | |
| 38T | JB06007134 | 61184 | 0.8 | 0.78 | SF12 | 0.819 | |
| 38T | JB06007134 | 61203 | 0.82 | 0.71 | SF12 | 0.819 | |
| 38T | JB06007135 | 61252 | 0.84 | | SF12 | 0.819 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 38T | JB06007135 | 61260 | 0.83 | 0.79 | SF12 | 0.819 | |
| 38T | JB06007135 | 61310 | 0.78 | | SF12 | 0.819 | |
| 38T | JB06007135 | 61349 | 0.7 | | SF12 | 0.819 | |
| 38T | JB06007135 | 61386 | 0.76 | | SF12 | 0.819 | |
| 38T | JB06007135 | 61396 | 0.77 | | SF12 | 0.819 | |
| 38T | JB06007135 | 61400 | 0.83 | | SF12 | 0.819 | |
| 38T | JB06007135 | 61417 | 0.83 | | SF12 | 0.819 | |
| 38T | JB06007137 | 61502 | 0.85 | | SF12 | 0.819 | |
| 38T | JB06007137 | 61539 | 0.84 | | SF12 | 0.819 | |
| 38T | JB06007137 | 61556 | 0.71 | | SF12 | 0.819 | |
| 38T | JB06007137 | 61595 | 0.81 | | SF12 | 0.819 | |
| 38T | JB06007137 | 61623 | 0.83 | | SF12 | 0.819 | |
| 38T | JB06007138 | 61640 | 0.83 | | SF12 | 0.819 | |
| 38T | JB06007138 | 61647 | 0.62 | | SF12 | 0.819 | |
| 38T | JB06007138 | 61655 | 0.84 | | SF12 | 0.819 | |
| 38T | JB06007138 | 61659 | 0.84 | | SF12 | 0.819 | |
| 38T | JB06007138 | 61694 | 0.8 | | SF12 | 0.819 | |
| 38T | JB06007138 | 61699 | 0.84 | | SF12 | 0.819 | |
| 38T | JB06007138 | 61703 | 0.83 | | SF12 | 0.819 | |
| 38T | JB06007138 | 61743 | 0.74 | | SF12 | 0.819 | |
| 38T | JB06007138 | 61769 | 0.77 | | SF12 | 0.819 | |
| 38T | JB06007139 | 61834 | 0.72 | | SF12 | 0.819 | |
| 38T | JB06007139 | 61854 | 0.8 | | SF12 | 0.819 | |
| 38T | JB06007139 | 61891 | 0.82 | | SF12 | 0.819 | |
| 38T | JB06007139 | 61904 | 0.71 | | SF12 | 0.819 | |
| 38T | JB06007139 | 61957 | 0.8 | | SF12 | 0.819 | |
| 38T | JB06007139 | 61975 | 0.8 | | SF12 | 0.819 | |
| 38T | JB06007139 | 62002 | 0.81 | | SF12 | 0.819 | |
| 38T | JB06007139 | 62032 | 0.81 | | SF12 | 0.819 | |
| 38T | JB06007670 | 62064 | 0.85 | | SF12 | 0.819 | |
| 38T | JB06007670 | 62085 | 0.8 | | SF12 | 0.819 | |
| 38T | JB06007670 | 62097 | 0.85 | | SF12 | 0.819 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 57T | JB06019683 | 63803 | 0.8 | | SF23 | 0.831 | |
| 57T | JB06019683 | 63817 | 0.82 | | SF23 | 0.831 | |
| 57T | JB06019683 | 63847 | 0.81 | | SF23 | 0.831 | |
| 57T | JB06019683 | 63857 | 0.85 | | SF23 | 0.831 | |
| 57T | JB06019683 | 63893 | 0.83 | | SF23 | 0.831 | |
| 57T | JB06019683 | 63902 | 0.82 | | SF23 | 0.831 | |
| 57T | JB06019683 | 63938 | 0.83 | 0.76 | SF23 | 0.831 | |
| 57T | JB06019683 | 63952 | 0.66 | 0.76 | SF23 | 0.831 | |
| 57T | JB06019683 | 63965 | 0.78 | 0.85 | SF23 | 0.831 | |
| 81T | MW060583 | 63590G | 0.84 | - | SF23 | 0.831 | |
| 81T | MW060583 | 63749G | 0.79 | - | SF23 | 0.831 | |
| 81T | MW060583 | 63768G | 0.83 | - | SF23 | 0.831 | |
| 81T | MW060583 | 63785G | 0.86 | - | SF23 | 0.831 | |
| 81T | MW060583 | 63847G | 0.82 | - | SF23 | 0.831 | |
| 83T | MW060585 | 66125 | 0.82 | - | SF23 | 0.831 | |
| 83T | MW060585 | 66184 | 0.79 | - | SF23 | 0.831 | |
| 83T | MW060585 | 66215 | 0.82 | 0.83 | SF23 | 0.831 | |
| 83T | MW060585 | 66254 | 0.81 | - | SF23 | 0.831 | |
| 83T | MW060585 | 66288 | 0.8 | 0.8 | SF23 | 0.831 | |
| 84T | MW060586 | 66306 | 0.8 | - | SF23 | 0.831 | |
| 84T | MW060586 | 66363 | 0.78 | - | SF23 | 0.831 | |
| 84T | MW060586 | 66404 | 0.84 | - | SF23 | 0.831 | |
| 84T | MW060586 | 66457 | 0.81 | - | SF23 | 0.831 | |
| 84T | MW060586 | 66477 | 0.81 | - | SF23 | 0.831 | |
| 85T | MW060587 | 58 | 0.82 | - | SF23 | 0.831 | |
| 85T | MW060587 | 76 | 0.83 | - | SF23 | 0.831 | |
| 85T | MW060587 | 105 | 0.82 | - | SF23 | 0.831 | |
| 85T | MW060587 | 232 | 0.83 | - | SF23 | 0.831 | |
| 85T | MW060587 | 265 | 0.79 | - | SF23 | 0.831 | |
| 87T | MW060589 | 66508 | 0.81 | - | SF23 | 0.831 | |
| 87T | MW060589 | 66535 | 0.81 | - | SF23 | 0.831 | |
| 87T | MW060589 | 64257 | 0.82 | - | SF23 | 0.831 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 87T | MW060589 | 64284 | 0.8 | - | SF23 | 0.831 | |
| 87T | MW060589 | 64297 | 0.79 | 0.77 | SF23 | 0.831 | |
| 87T | MW060589 | 64316 | 0.81 | - | SF23 | 0.831 | |
| 87T | MW060589 | 64347 | 0.79 | - | SF23 | 0.831 | |
| 90T | MW060643 | 66551 | 0.78 | - | SF23 | 0.831 | |
| 90T | MW060643 | 66563 | 0.8 | - | SF23 | 0.831 | |
| 90T | MW060643 | 66612 | 0.83 | - | SF23 | 0.831 | |
| 90T | MW060643 | 66659 | 0.79 | - | SF23 | 0.831 | |
| 90T | MW060643 | 66689 | 0.81 | - | SF23 | 0.831 | |
| 90T | MW060643 | 66713 | 0.78 | - | SF23 | 0.831 | |
| 105T | MW060669 | 66923 | 0.81 | - | SF23 | 0.831 | |
| 105T | MW060669 | 66963 | 0.81 | - | SF23 | 0.831 | |
| 105T | MW060669 | 66984 | 0.79 | - | SF23 | 0.831 | |
| 105T | MW060669 | 67004 | 0.78 | - | SF23 | 0.831 | |
| 105T | MW060669 | 67027 | 0.77 | - | SF23 | 0.831 | |
| 105T | MW060669 | 64376 | 0.81 | - | SF23 | 0.831 | |
| 105T | MW060669 | 66902 | 0.8 | 0.8 | SF23 | 0.831 | |
| 110T | MW060733 | 67099 | 0.78 | - | SF23 | 0.831 | |
| 110T | MW060733 | 67107 | 0.85 | - | SF23 | 0.831 | |
| 110T | MW060733 | 67151 | 0.82 | - | SF23 | 0.831 | |
| 110T | MW060733 | 67175 | 0.76 | - | SF23 | 0.831 | |
| 126T | MW060814 | 67212 | 0.78 | - | SF23 | 0.831 | |
| 126T | MW060814 | 67255 | 0.82 | - | SF23 | 0.831 | |
| 126T | MW060814 | 67305 | 0.81 | - | SF23 | 0.831 | |
| 126T | MW060814 | 67328 | 0.79 | 0.82 | SF23 | 0.831 | |
| 126T | MW060814 | 67355 | 0.8 | - | SF23 | 0.831 | |
| 133T | MW060856 | 64081 | 0.85 | - | SF23 | 0.831 | |
| 133T | MW060856 | 64392 | 0.83 | - | SF23 | 0.831 | |
| 133T | MW060856 | 64402 | 0.84 | - | SF23 | 0.831 | |
| 133T | MW060856 | 64420 | 0.79 | 0.81 | SF23 | 0.831 | |
| 133T | MW060856 | 79874 | 0.84 | - | SF23 | 0.831 | |
| 133T | MW060856 | 79891 | 0.84 | - | SF23 | 0.831 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 133T | MW060856 | 79914 | 0.84 | - | SF23 | 0.831 | |
| 133T | MW060856 | 79921 | 0.81 | - | SF23 | 0.831 | |
| 134T | JB06040440 | 78270G | 0.87 | | SF23 | 0.831 | |
| 134T | JB06040440 | 78281G | 0.88 | | SF23 | 0.831 | |
| 134T | JB06040440 | 78311G | 0.84 | | SF23 | 0.831 | |
| 134T | JB06040440 | 78325G | 0.82 | | SF23 | 0.831 | |
| 134T | JB06040440 | 78355G | 0.91 | | SF23 | 0.831 | |
| 134T | JB06040440 | 78405G | 0.78 | | SF23 | 0.831 | |
| 134T | JB06040440 | 78421G | 0.85 | | SF23 | 0.831 | |
| 134T | JB06040440 | 78457G | 0.8 | | SF23 | 0.831 | |
| 135T | MW060857 | 79957 | 0.82 | - | SF23 | 0.831 | |
| 135T | MW060857 | 79967 | 0.84 | 0.84 | SF23 | 0.831 | |
| 135T | MW060857 | 79986 | 0.82 | - | SF23 | 0.831 | |
| 135T | MW060857 | 80031 | 0.83 | - | SF23 | 0.831 | |
| 135T | MW060857 | 80058 | 0.83 | - | SF23 | 0.831 | |
| 135T | MW060857 | 80085 | 0.86 | - | SF23 | 0.831 | |
| 135T | MW060857 | 80115 | 0.83 | - | SF23 | 0.831 | |
| 135T | MW060857 | 80131 | 0.82 | - | SF23 | 0.831 | |
| 329T | MW062441 | 89349 | 0.83 | - | SF23 | 0.831 | |
| 329T | MW062441 | 89379 | 0.82 | - | SF23 | 0.831 | |
| 329T | MW062441 | 89438 | 0.85 | - | SF23 | 0.831 | |
| 329T | MW062441 | 89471 | 0.85 | - | SF23 | 0.831 | |
| 329T | MW062441 | 89503 | 0.86 | - | SF23 | 0.831 | |
| 330T | MW062442 | 89557 | 0.81 | - | SF23 | 0.831 | |
| 330T | MW062442 | 89582 | 0.83 | 0.85 | SF23 | 0.831 | |
| 330T | MW062442 | 89616 | 0.82 | - | SF23 | 0.831 | |
| 330T | MW062442 | 89637 | 0.84 | - | SF23 | 0.831 | |
| 330T | MW062442 | 89665 | 0.8 | - | SF23 | 0.831 | |
| 330T | MW062442 | 89705 | 0.85 | - | SF23 | 0.831 | |
| 339T | MW062510 | 89916 | 0.86 | - | SF23 | 0.831 | |
| 339T | MW062510 | 89989 | 0.82 | - | SF23 | 0.831 | |
| 339T | MW062510 | 150053 | 0.76 | - | SF23 | 0.831 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 339T | MW062510 | 150072 | 0.81 | - | SF23 | 0.831 | |
| 340T | MW062511 | 150209 | 0.88 | - | SF23 | 0.831 | |
| 340T | MW062511 | 150251 | 0.84 | 0.84 | SF23 | 0.831 | |
| 340T | MW062511 | 150300 | 0.82 | - | SF23 | 0.831 | |
| 340T | MW062511 | 150369 | 0.85 | - | SF23 | 0.831 | |
| 310T | MW062277 | 86957 | 1.28 | - | SH24 | 1.326 | |
| 310T | MW062277 | 87017 | 1.31 | - | SH24 | 1.326 | |
| 310T | MW062277 | 87052 | 1.32 | - | SH24 | 1.326 | |
| 311T | MW062278 | 88336 | 1.39 | - | SH24 | 1.326 | |
| 311T | MW062278 | 88365 | 1.27 | - | SH24 | 1.326 | |
| 313T | MW062308 | 88407 | 1.26 | - | SH24 | 1.326 | |
| 313T | MW062308 | 88418 | 1.28 | - | SH24 | 1.326 | |
| 313T | MW062308 | 88461 | 1.31 | - | SH24 | 1.326 | |
| 313T | MW062308 | 88520 | 1.27 | - | SH24 | 1.326 | |
| 313T | MW062308 | 88560 | 1.29 | - | SH24 | 1.326 | |
| 313T | MW062308 | 88584 | 1.27 | 1.31 | SH24 | 1.326 | |
| 316T | MW062311 | 88626 | 1.3 | - | SH24 | 1.326 | |
| 316T | MW062311 | 88654 | 1.29 | - | SH24 | 1.326 | |
| 316T | MW062311 | 88728 | 1.33 | - | SH24 | 1.326 | |
| 316T | MW062311 | 88755 | 1.31 | - | SH24 | 1.326 | |
| 316T | MW062311 | 88792 | 1.33 | - | SH24 | 1.326 | |
| 322T | MW062392 | 88960 | 1.3 | - | SH24 | 1.326 | |
| 322T | MW062392 | 89029 | 1.28 | - | SH24 | 1.326 | |
| 322T | MW062392 | 89069 | 1.25 | - | SH24 | 1.326 | |
| 325T | MW062395 | 89119 | 1.32 | 1.28 | SH24 | 1.326 | |
| 325T | MW062395 | 89181 | 1.25 | - | SH24 | 1.326 | |
| 325T | MW062395 | 89304 | 1.29 | 1.32 | SH24 | 1.326 | |
| 329T | MW062441 | 89356 | 1.32 | - | SH24 | 1.326 | |
| 329T | MW062441 | 89398 | 1.34 | - | SH24 | 1.326 | |
| 329T | MW062441 | 89445 | 1.31 | - | SH24 | 1.326 | |
| 329T | MW062441 | 89453 | 1.37 | - | SH24 | 1.326 | |
| 329T | MW062441 | 89481 | 1.38 | - | SH24 | 1.326 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 329T | MW062441 | 89482 | 1.27 | - | SH24 | 1.326 | |
| 329T | MW062441 | 89507 | 1.32 | - | SH24 | 1.326 | |
| 330T | MW062442 | 89576 | 1.3 | - | SH24 | 1.326 | |
| 330T | MW062442 | 89630 | 1.34 | 1.38 | SH24 | 1.326 | |
| 330T | MW062442 | 89679 | 1.33 | - | SH24 | 1.326 | |
| 330T | MW062442 | 89709 | 1.38 | - | SH24 | 1.326 | |
| 330T | MW062442 | 89755 | 1.29 | - | SH24 | 1.326 | |
| 339T | MW062510 | 89908 | 1.32 | - | SH24 | 1.326 | |
| 339T | MW062510 | 89920 | 1.32 | - | SH24 | 1.326 | |
| 339T | MW062510 | 89980 | 1.33 | - | SH24 | 1.326 | |
| 20T | JB05104937 | 64510 | 2.56 | 2.8 | SJ10 | 2.643 | |
| 38T | JB06007670 | 64158 | 2.52 | | SJ10 | 2.643 | |
| 38T | JB06007670 | 64221 | 2.38 | | SJ10 | 2.643 | |
| 154T | MW060986 | 80403 | 2.55 | - | SJ10 | 2.643 | |
| 154T | MW060986 | 80439 | 2.56 | - | SJ10 | 2.643 | |
| 154T | MW060986 | 80497 | 2.58 | - | SJ10 | 2.643 | |
| 154T | MW060986 | 80503 | 2.67 | - | SJ10 | 2.643 | |
| 154T | MW060986 | 80510 | 2.58 | - | SJ10 | 2.643 | |
| 154T | MW060986 | 80523 | 2.58 | - | SJ10 | 2.643 | |
| 154T | MW060986 | 80558 | 2.59 | - | SJ10 | 2.643 | |
| 154T | MW060986 | 80569 | 2.57 | - | SJ10 | 2.643 | |
| 155T | MW060987 | 80606 | 2.62 | - | SJ10 | 2.643 | |
| 155T | MW060987 | 80621 | 2.59 | - | SJ10 | 2.643 | |
| 157T | MW061008 | 80676 | 2.61 | - | SJ10 | 2.643 | |
| 157T | MW061008 | 80699 | 2.61 | - | SJ10 | 2.643 | |
| 157T | MW061008 | 80716 | 2.67 | - | SJ10 | 2.643 | |
| 157T | MW061008 | 80725 | 2.6 | - | SJ10 | 2.643 | |
| 157T | MW061008 | 80744 | 2.62 | - | SJ10 | 2.643 | |
| 157T | MW061008 | 80764 | 2.61 | - | SJ10 | 2.643 | |
| 157T | MW061008 | 80787 | 2.62 | - | SJ10 | 2.643 | |
| 157T | MW061008 | 80806 | 2.61 | - | SJ10 | 2.643 | |
| 159T | MW061036 | 80809 | 2.6 | 2.56 | SJ10 | 2.643 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 159T | MW061036 | 80868 | 2.58 | - | SJ10 | 2.643 | |
| 159T | MW061036 | 80906 | 2.66 | - | SJ10 | 2.643 | |
| 107T | MW060671 | 78746 | 2.57 | - | SJ22 | 2.604 | |
| 107T | MW060671 | 78769 | 2.59 | - | SJ22 | 2.604 | |
| 107T | MW060671 | 78783 | 2.62 | - | SJ22 | 2.604 | |
| 107T | MW060671 | 78789 | 2.49 | - | SJ22 | 2.604 | |
| 107T | MW060671 | 78828 | 2.61 | - | SJ22 | 2.604 | |
| 107T | MW060671 | 78839 | 2.5 | - | SJ22 | 2.604 | |
| 107T | MW060671 | 78666 | 2.59 | - | SJ22 | 2.604 | |
| 108T | MW060672 | 78935 | 2.58 | - | SJ22 | 2.604 | |
| 108T | MW060672 | 78865 | 2.59 | - | SJ22 | 2.604 | |
| 108T | MW060672 | 78881 | 2.55 | - | SJ22 | 2.604 | |
| 108T | MW060672 | 78886 | 2.62 | - | SJ22 | 2.604 | |
| 108T | MW060672 | 78904 | 2.61 | - | SJ22 | 2.604 | |
| 109T | MW060732 | 78959 | 2.58 | - | SJ22 | 2.604 | |
| 109T | MW060732 | 78977 | 2.59 | - | SJ22 | 2.604 | |
| 109T | MW060732 | 78986 | 2.61 | - | SJ22 | 2.604 | |
| 109T | MW060732 | 79013 | 2.59 | - | SJ22 | 2.604 | |
| 109T | MW060732 | 79037 | 2.59 | - | SJ22 | 2.604 | |
| 109T | MW060732 | 79099 | 2.59 | - | SJ22 | 2.604 | |
| 109T | MW060732 | 79106 | 2.59 | - | SJ22 | 2.604 | |
| 109T | MW060732 | 79121 | 2.59 | - | SJ22 | 2.604 | |
| 119T | MW060760 | 79323 | 2.58 | 2.59 | SJ22 | 2.604 | |
| 119T | MW060760 | 79345 | 2.54 | - | SJ22 | 2.604 | |
| 119T | MW060760 | 79357 | 2.55 | - | SJ22 | 2.604 | |
| 119T | MW060760 | 79381 | 2.62 | - | SJ22 | 2.604 | |
| 119T | MW060760 | 79415 | 2.57 | - | SJ22 | 2.604 | |
| 124T | MW060812 | 79469 | 2.61 | - | SJ22 | 2.604 | |
| 124T | MW060812 | 79482 | 2.71 | - | SJ22 | 2.604 | |
| 124T | MW060812 | 79491 | 2.6 | - | SJ22 | 2.604 | |
| 124T | MW060812 | 79512 | 2.57 | 2.62 | SJ22 | 2.604 | |
| 124T | MW060812 | 79532 | 2.6 | - | SJ22 | 2.604 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 124T | MW060812 | 79578 | 2.67 | - | SJ22 | 2.604 | |
| 124T | MW060812 | 79600 | 2.59 | 2.61 | SJ22 | 2.604 | |
| 124T | MW060812 | 79614 | 2.57 | 2.46 | SJ22 | 2.604 | |
| 124T | MW060812 | 79650 | 2.54 | - | SJ22 | 2.604 | |
| 124T | MW060812 | 79655 | 2.58 | - | SJ22 | 2.604 | |
| 125T | MW060813 | 79672 | 2.59 | - | SJ22 | 2.604 | |
| 125T | MW060813 | 79677 | 2.47 | - | SJ22 | 2.604 | |
| 125T | MW060813 | 79707 | 2.6 | - | SJ22 | 2.604 | |
| 125T | MW060813 | 79758 | 2.58 | - | SJ22 | 2.604 | |
| 125T | MW060813 | 79784 | 2.59 | - | SJ22 | 2.604 | |
| 125T | MW060813 | 79808 | 2.62 | - | SJ22 | 2.604 | |
| 133T | MW060856 | 79843 | 2.61 | - | SJ22 | 2.604 | |
| 133T | MW060856 | 79860 | 2.56 | - | SJ22 | 2.604 | |
| 133T | MW060856 | 79881 | 2.61 | - | SJ22 | 2.604 | |
| 133T | MW060856 | 79904 | 2.61 | - | SJ22 | 2.604 | |
| 133T | MW060856 | 79919 | 2.58 | - | SJ22 | 2.604 | |
| 134T | JB06040440 | 78274G | 2.63 | | SJ22 | 2.604 | |
| 134T | JB06040440 | 78318G | 2.68 | | SJ22 | 2.604 | |
| 134T | JB06040440 | 78334G | 2.62 | | SJ22 | 2.604 | |
| 134T | JB06040440 | 78359G | 2.51 | | SJ22 | 2.604 | |
| 134T | JB06040440 | 78379G | 2.6 | | SJ22 | 2.604 | |
| 134T | JB06040440 | 78414G | 2.5 | | SJ22 | 2.604 | |
| 134T | JB06040440 | 78435G | 2.63 | | SJ22 | 2.604 | |
| 134T | JB06040440 | 78459G | 2.58 | | SJ22 | 2.604 | |
| 135T | MW060857 | 79981 | 2.52 | - | SJ22 | 2.604 | |
| 135T | MW060857 | 80008 | 2.61 | - | SJ22 | 2.604 | |
| 135T | MW060857 | 80015 | 2.57 | - | SJ22 | 2.604 | |
| 135T | MW060857 | 80032 | 2.58 | - | SJ22 | 2.604 | |
| 135T | MW060857 | 80079 | 2.6 | - | SJ22 | 2.604 | |
| 135T | MW060857 | 80091 | 2.61 | - | SJ22 | 2.604 | |
| 135T | MW060857 | 80105 | 2.65 | - | SJ22 | 2.604 | |
| 135T | MW060857 | 80121 | 2.63 | - | SJ22 | 2.604 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 146T | MW060955 | 80151 | 2.6 | - | | SJ22 | 2.604 | |
| 146T | MW060955 | 80163 | 2.59 | - | | SJ22 | 2.604 | |
| 146T | MW060955 | 80173 | 2.58 | - | | SJ22 | 2.604 | |
| 147T | MW060956 | 80205 | 2.57 | - | | SJ22 | 2.604 | |
| 147T | MW060956 | 80226 | 2.53 | - | | SJ22 | 2.604 | |
| 147T | MW060956 | 80260 | 2.6 | - | | SJ22 | 2.604 | |
| 147T | MW060956 | 80305 | 2.63 | | 2.51 | SJ22 | 2.604 | |
| 147T | MW060956 | 80327 | 2.58 | - | | SJ22 | 2.604 | |
| 147T | MW060956 | 80345 | 2.57 | - | | SJ22 | 2.604 | |
| 147T | MW060956 | 80367 | 2.62 | | 2.64 | SJ22 | 2.604 | |
| 183T | MW061224 | 82616 | 2.67 | - | | SJ22 | 2.604 | |
| 183T | MW061224 | 82684 | 2.53 | - | | SJ22 | 2.604 | |
| 183T | MW061224 | 82754 | 2.58 | - | | SJ22 | 2.604 | |
| 186T | MW061269 | 82789 | 2.57 | - | | SJ22 | 2.604 | |
| 186T | MW061269 | 82874 | 2.63 | - | | SJ22 | 2.604 | |
| 186T | MW061269 | 82910 | 2.67 | - | | SJ22 | 2.604 | |
| 201T | MW061347 | 82992 | 2.62 | - | | SJ22 | 2.604 | |
| 201T | MW061347 | 83184 | 2.6 | - | | SJ22 | 2.604 | |
| 201T | MW061347 | 83207 | 2.5 | - | | SJ22 | 2.604 | |
| 202T | MW061348 | 83275 | 2.59 | - | | SJ22 | 2.604 | |
| 202T | MW061348 | 83303 | 2.61 | - | | SJ22 | 2.604 | |
| 202T | MW061348 | 83313 | 2.6 | - | | SJ22 | 2.604 | |
| 202T | MW061348 | 83389 | 2.58 | - | | SJ22 | 2.604 | |
| 202T | MW061348 | 83411 | 2.58 | - | | SJ22 | 2.604 | |
| 209T | MW061399 | 83057 | 2.59 | - | | SJ22 | 2.604 | |
| 209T | MW061399 | 83094 | 2.54 | - | | SJ22 | 2.604 | |
| 209T | MW061399 | 83103 | 2.52 | - | | SJ22 | 2.604 | |
| 209T | MW061399 | 83125 | 2.56 | - | | SJ22 | 2.604 | |
| 209T | MW061399 | 83478 | 2.68 | - | | SJ22 | 2.604 | |
| 209T | MW061399 | 83493 | 2.6 | | 2.54 | SJ22 | 2.604 | |
| 209T | MW061399 | 83514 | 2.56 | - | | SJ22 | 2.604 | |
| 210T | MW061400 | 83548 | 2.58 | - | | SJ22 | 2.604 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 210T | MW061400 | 83569 | 2.61 | - | SJ22 | 2.604 | |
| 210T | MW061400 | 83605 | 2.61 | - | SJ22 | 2.604 | |
| 210T | MW061400 | 83649 | 2.67 | - | SJ22 | 2.604 | |
| 210T | MW061400 | 83456 | 2.63 | - | SJ22 | 2.604 | |
| 216T | MW061443 | 83664 | 2.57 | - | SJ22 | 2.604 | |
| 216T | MW061443 | 83688 | 2.55 | - | SJ22 | 2.604 | |
| 216T | MW061443 | 83710 | 2.61 | - | SJ22 | 2.604 | |
| 216T | MW061443 | 83747 | 2.59 | - | SJ22 | 2.604 | |
| 216T | MW061443 | 83777 | 2.58 | - | SJ22 | 2.604 | |
| 216T | MW061443 | 83795 | 2.55 | - | SJ22 | 2.604 | |
| 216T | MW061443 | 83809 | 2.61 | - | SJ22 | 2.604 | |
| 217T | MW061444 | 83849 | 2.67 | - | SJ22 | 2.604 | |
| 217T | MW061444 | 83889 | 2.58 | - | SJ22 | 2.604 | |
| 217T | MW061444 | 83902 | 2.59 | - | SJ22 | 2.604 | |
| 217T | MW061444 | 83915 | 2.61 | - | SJ22 | 2.604 | |
| 217T | MW061444 | 64445 | 2.59 | - | SJ22 | 2.604 | |
| 218T | MW061445 | 83987 | 2.56 | 2.61 | SJ22 | 2.604 | |
| 218T | MW061445 | 83997 | 2.62 | - | SJ22 | 2.604 | |
| 218T | MW061445 | 84270 | 2.6 | - | SJ22 | 2.604 | |
| 218T | MW061445 | 84279 | 2.6 | - | SJ22 | 2.604 | |
| 218T | MW061445 | 84307 | 2.61 | - | SJ22 | 2.604 | |
| 218T | MW061445 | 84356 | 2.58 | - | SJ22 | 2.604 | |
| 218T | MW061445 | 84379 | 2.57 | - | SJ22 | 2.604 | |
| 228T | MW0615711 | 84906 | 2.57 | - | SJ22 | 2.604 | |
| 228T | MW0615711 | 84950 | 2.56 | - | SJ22 | 2.604 | |
| 228T | MW0615711 | 84970 | 2.55 | - | SJ22 | 2.604 | |
| 228T | MW0615711 | 84811 | 2.56 | 2.58 | SJ22 | 2.604 | |
| 228T | MW0615711 | 84829 | 2.56 | - | SJ22 | 2.604 | |
| 228T | MW0615711 | 84880 | 2.6 | - | SJ22 | 2.604 | |
| 228T | MW0615711 | 85022 | 2.58 | - | SJ22 | 2.604 | |
| 282T | MW062099 | 86757 | 2.58 | - | SJ22 | 2.604 | |
| 282T | MW062099 | 86782 | 2.58 | - | SJ22 | 2.604 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 282T | MW062099 | 86855 | 2.68 | - | SJ22 | 2.604 | |
| 282T | MW062099 | 86884 | 2.59 | - | SJ22 | 2.604 | |
| 282T | MW062099 | 86909 | 2.6 | - | SJ22 | 2.604 | |
| 282T | MW062099 | 86921 | 2.58 | - | SJ22 | 2.604 | |
| 284T | MW062138 | 86678 | 2.59 | - | SJ22 | 2.604 | |
| 284T | MW062138 | 86698 | 2.64 | - | SJ22 | 2.604 | |
| 284T | MW062138 | 86722 | 2.71 | - | SJ22 | 2.604 | |
| 284T | MW062138 | 86935 | 2.62 | - | SJ22 | 2.604 | |
| 284T | MW062138 | 86987 | 2.54 | - | SJ22 | 2.604 | |
| 284T | MW062138 | 87007 | 2.59 | - | SJ22 | 2.604 | |
| 284T | MW062138 | 87029 | 2.62 | - | SJ22 | 2.604 | |
| 284T | MW062138 | 87052 | 2.59 | - | SJ22 | 2.604 | |
| 287T | MW062141 | 87122 | 2.6 | - | SJ22 | 2.604 | |
| 287T | MW062141 | 87197 | 2.58 | - | SJ22 | 2.604 | |
| 287T | MW062141 | 87204 | 2.59 | - | SJ22 | 2.604 | |
| 288T | MW062166 | 87269 | 2.69 | - | SJ22 | 2.604 | |
| 288T | MW062166 | 87282 | 2.61 | - | SJ22 | 2.604 | |
| 288T | MW062166 | 87304 | 2.58 | - | SJ22 | 2.604 | |
| 288T | MW062166 | 87328 | 2.64 | - | SJ22 | 2.604 | |
| 294T | MW062163 | 87384 | 2.57 | - | SJ22 | 2.604 | |
| 294T | MW062163 | 87405 | 2.59 | - | SJ22 | 2.604 | |
| 294T | MW062163 | 87431 | 2.68 | 2.58 | SJ22 | 2.604 | |
| 294T | MW062163 | 87513 | 2.53 | - | SJ22 | 2.604 | |
| 294T | MW062163 | 87529 | 2.59 | - | SJ22 | 2.604 | |
| 296T | MW062165 | 87561 | 2.62 | - | SJ22 | 2.604 | |
| 296T | MW062165 | 87584 | 2.62 | - | SJ22 | 2.604 | |
| 296T | MW062165 | 87606 | 2.56 | - | SJ22 | 2.604 | |
| 296T | MW062165 | 87682 | 2.25 | - | SJ22 | 2.604 | |
| 296T | MW062165 | 87730 | 2.6 | - | SJ22 | 2.604 | |
| 296T | MW062165 | 87764 | 2.62 | - | SJ22 | 2.604 | |
| 300T | MW062221 | 87788 | 2.66 | 2.59 | SJ22 | 2.604 | |
| 300T | MW062221 | 87814 | 2.61 | - | SJ22 | 2.604 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 300T | MW062221 | 87854 | 2.53 | - | SJ22 | 2.604 | |
| 300T | MW062221 | 87882 | 2.59 | - | SJ22 | 2.604 | |
| 300T | MW062221 | 87904 | 2.59 | - | SJ22 | 2.604 | |
| 301T | MW062245 | 87965 | 2.58 | - | SJ22 | 2.604 | |
| 301T | MW062245 | 88007 | 2.57 | - | SJ22 | 2.604 | |
| 301T | MW062245 | 88018 | 2.57 | - | SJ22 | 2.604 | |
| 301T | MW062245 | 88062 | 2.57 | - | SJ22 | 2.604 | |
| 301T | MW062245 | 88094 | 2.56 | - | SJ22 | 2.604 | |
| 302T | MW062246 | 88120 | 2.59 | - | SJ22 | 2.604 | |
| 302T | MW062246 | 88156 | 2.61 | - | SJ22 | 2.604 | |
| 302T | MW062246 | 88194 | 2.55 | - | SJ22 | 2.604 | |
| 302T | MW062246 | 88211 | 2.66 | - | SJ22 | 2.604 | |
| 308T | MW062275 | 88272 | 2.56 | - | SJ22 | 2.604 | |
| 308T | MW062275 | 88293 | 2.63 | - | SJ22 | 2.604 | |
| 310T | MW062277 | 86722 | 2.62 | - | SJ22 | 2.604 | |
| 311T | MW062278 | 88319 | 2.67 | - | SJ22 | 2.604 | |
| 313T | MW062308 | 88389 | 2.57 | - | SJ22 | 2.604 | |
| 313T | MW062308 | 88435 | 2.58 | - | SJ22 | 2.604 | |
| 313T | MW062308 | 88478 | 2.61 | 2.62 | SJ22 | 2.604 | |
| 313T | MW062308 | 88499 | 2.57 | - | SJ22 | 2.604 | |
| 313T | MW062308 | 88521 | 2.55 | - | SJ22 | 2.604 | |
| 313T | MW062308 | 88549 | 2.65 | - | SJ22 | 2.604 | |
| 313T | MW062308 | 88604 | 2.58 | - | SJ22 | 2.604 | |
| 316T | MW062311 | 88638 | 2.56 | - | SJ22 | 2.604 | |
| 316T | MW062311 | 88658 | 2.59 | - | SJ22 | 2.604 | |
| 316T | MW062311 | 88711 | 2.58 | - | SJ22 | 2.604 | |
| 316T | MW062311 | 88757 | 2.62 | - | SJ22 | 2.604 | |
| 316T | MW062311 | 88784 | 2.58 | - | SJ22 | 2.604 | |
| 320T | MW062342 | 88852 | 2.51 | - | SJ22 | 2.604 | |
| 322T | MW062392 | 88915 | 2.57 | - | SJ22 | 2.604 | |
| 322T | MW062392 | 88977 | 2.57 | - | SJ22 | 2.604 | |
| 322T | MW062392 | 88982 | 2.52 | 2.67 | SJ22 | 2.604 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 322T | MW062392 | 89024 | 2.59 | - | SJ22 | 2.604 | |
| 322T | MW062392 | 89058 | 2.59 | - | SJ22 | 2.604 | |
| 322T | MW062392 | 89083 | 2.62 | - | SJ22 | 2.604 | |
| 322T | MW062392 | 89102 | 2.57 | 2.63 | SJ22 | 2.604 | |
| 325T | MW062395 | 89111 | 2.61 | - | SJ22 | 2.604 | |
| 325T | MW062395 | 89193 | 2.53 | 2.61 | SJ22 | 2.604 | |
| 325T | MW062395 | 89222 | 2.55 | - | SJ22 | 2.604 | |
| 325T | MW062395 | 89277 | 2.65 | 2.52 | SJ22 | 2.604 | |
| 325T | MW062395 | 89310 | 2.55 | - | SJ22 | 2.604 | |
| 339T | MW062510 | 150011 | 2.63 | - | SJ22 | 2.604 | |
| 339T | MW062510 | 150026 | 2.51 | - | SJ22 | 2.604 | |
| 339T | MW062510 | 150057 | 2.59 | - | SJ22 | 2.604 | |
| 339T | MW062510 | 150103 | 2.63 | 2.56 | SJ22 | 2.604 | |
| 340T | MW062511 | 150203 | 2.57 | 2.6 | SJ22 | 2.604 | |
| 340T | MW062511 | 150219 | 2.58 | - | SJ22 | 2.604 | |
| 340T | MW062511 | 150257 | 2.57 | - | SJ22 | 2.604 | |
| 340T | MW062511 | 150303 | 2.65 | - | SJ22 | 2.604 | |
| 340T | MW062511 | 150349 | 2.63 | - | SJ22 | 2.604 | |
| 340T | MW062511 | 150355 | 2.62 | - | SJ22 | 2.604 | |
| 68T | MW060489 | 78008 | 3.98 | - | SK21 | 4.048 | |
| 68T | MW060489 | 78018 | 3.9 | - | SK21 | 4.048 | |
| 68T | MW060489 | 78047 | 3.98 | - | SK21 | 4.048 | |
| 68T | MW060489 | 78062 | 4 | 3.84 | SK21 | 4.048 | |
| 68T | MW060489 | 78082 | 3.99 | - | SK21 | 4.048 | |
| 68T | MW060489 | 78106 | 4.09 | - | SK21 | 4.048 | |
| 68T | MW060489 | 78128 | 3.99 | - | SK21 | 4.048 | |
| 69T | MW060490 | 78182 | 3.99 | 4.07 | SK21 | 4.048 | |
| 95T | MW060607 | 78270 | 4.02 | - | SK21 | 4.048 | |
| 95T | MW060607 | 78281 | 3.97 | - | SK21 | 4.048 | |
| 95T | MW060607 | 78311 | 3.92 | - | SK21 | 4.048 | |
| 95T | MW060607 | 78325 | 3.97 | - | SK21 | 4.048 | |
| 95T | MW060607 | 78355 | 3.98 | - | SK21 | 4.048 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 95T | MW060607 | 78359 | 3.93 | - | SK21 | 4.048 | |
| 95T | MW060607 | 78379 | 4.11 | - | SK21 | 4.048 | |
| 95T | MW060607 | 78405 | 3.92 | - | SK21 | 4.048 | |
| 95T | MW060607 | 78421 | 3.9 | - | SK21 | 4.048 | |
| 95T | MW060607 | 78457 | 3.91 | 4.02 | SK21 | 4.048 | |
| 93T | MW060646 | 78200 | 3.97 | - | SK21 | 4.048 | |
| 93T | MW060646 | 78209 | 3.94 | - | SK21 | 4.048 | |
| 93T | MW060646 | 78238 | 3.97 | - | SK21 | 4.048 | |
| 95T | MW060607 | 78270 | 4.02 | - | SK21 | 4.048 | |
| 95T | MW060607 | 78281 | 3.97 | - | SK21 | 4.048 | |
| 95T | MW060607 | 78311 | 3.92 | - | SK21 | 4.048 | |
| 95T | MW060607 | 78325 | 3.97 | - | SK21 | 4.048 | |
| 95T | MW060607 | 78355 | 3.98 | - | SK21 | 4.048 | |
| 95T | MW060607 | 78359 | 3.93 | - | SK21 | 4.048 | |
| 95T | MW060607 | 78379 | 4.11 | - | SK21 | 4.048 | |
| 95T | MW060607 | 78405 | 3.92 | - | SK21 | 4.048 | |
| 95T | MW060607 | 78421 | 3.9 | - | SK21 | 4.048 | |
| 95T | MW060607 | 78457 | 3.91 | 4.02 | SK21 | 4.048 | |
| 97T | MW060647 | 78475 | 3.98 | - | SK21 | 4.048 | |
| 97T | MW060647 | 78508 | 3.91 | 3.97 | SK21 | 4.048 | |
| 97T | MW060647 | 78530 | 3.97 | 4.08 | SK21 | 4.048 | |
| 97T | MW060647 | 78558 | 3.89 | - | SK21 | 4.048 | |
| 97T | MW060647 | 78576 | 3.97 | - | SK21 | 4.048 | |
| 97T | MW060647 | 78605 | 3.89 | - | SK21 | 4.048 | |
| 97T | MW060647 | 78621 | 3.86 | - | SK21 | 4.048 | |
| 97T | MW060647 | 78639 | 3.87 | - | SK21 | 4.048 | |
| 118T | MW060759 | 79136 | 3.93 | - | SK21 | 4.048 | |
| 118T | MW060759 | 79152 | 3.92 | - | SK21 | 4.048 | |
| 118T | MW060759 | 79167 | 4.08 | - | SK21 | 4.048 | |
| 118T | MW060759 | 79188 | 4.02 | - | SK21 | 4.048 | |
| 118T | MW060759 | 79209 | 3.97 | - | SK21 | 4.048 | |
| 118T | MW060759 | 79257 | 3.88 | - | SK21 | 4.048 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 118T | MW060759 | 79277 | 3.96 | - | SK21 | 4.048 | |
| 118T | MW060759 | 79289 | 3.9 | - | SK21 | 4.048 | |
| 166T | MW061070 | 81083 | 4.11 | - | SK21 | 4.048 | |
| 166T | MW061070 | 81108 | 4.13 | - | SK21 | 4.048 | |
| 166T | MW061070 | 81158 | 4.05 | - | SK21 | 4.048 | |
| 166T | MW061070 | 81180 | 3.97 | - | SK21 | 4.048 | |
| 166T | MW061070 | 81208 | 4.08 | - | SK21 | 4.048 | |
| 166T | MW061070 | 81222 | 4.15 | - | SK21 | 4.048 | |
| 170T | MW061103 | 81381 | 3.91 | - | SK21 | 4.048 | |
| 170T | MW061103 | 81396 | 3.99 | - | SK21 | 4.048 | |
| 170T | MW061103 | 81407 | 4.07 | - | SK21 | 4.048 | |
| 170T | MW061103 | 81421 | 3.92 | - | SK21 | 4.048 | |
| 170T | MW061103 | 81260 | 3.75 | - | SK21 | 4.048 | |
| 180T | MWO61221 | 82063 | 3.91 | - | SK21 | 4.048 | |
| 180T | MWO61221 | 82104 | 3.95 | - | SK21 | 4.048 | |
| 180T | MWO61221 | 82117 | 4.11 | - | SK21 | 4.048 | |
| 181T | MW061222 | 82207 | 4.2 | - | SK21 | 4.048 | |
| 181T | MW061222 | 82281 | 3.98 | - | SK21 | 4.048 | |
| 181T | MW061222 | 82358 | 4.12 | - | SK21 | 4.048 | |
| 182T | MW061223 | 82405 | 4.08 | - | SK21 | 4.048 | |
| 182T | MW061223 | 82459 | 3.94 | - | SK21 | 4.048 | |
| 182T | MW061223 | 82560 | 3.98 | - | SK21 | 4.048 | |
| 183T | MW061224 | 82645 | 4.14 | - | SK21 | 4.048 | |
| 183T | MW061224 | 82728 | 4.12 | 4 | SK21 | 4.048 | |
| 185T | MW061268 | 81969 | 4.02 | - | SK21 | 4.048 | |
| 186T | MW061269 | 82826 | 4.24 | - | SK21 | 4.048 | |
| 186T | MW061269 | 82904 | 4.04 | 4.13 | SK21 | 4.048 | |
| 201T | MW061347 | 82988 | 3.98 | 4.05 | SK21 | 4.048 | |
| 201T | MW061347 | 83010 | 3.62 | 3.76 | SK21 | 4.048 | |
| 201T | MW061347 | 83176 | 3.83 | - | SK21 | 4.048 | |
| 201T | MW061347 | 83203 | 3.96 | - | SK21 | 4.048 | |
| 202T | MW061348 | 83287 | 4.08 | - | SK21 | 4.048 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 202T | MW061348 | 83305 | 3.96 | - | SK21 | 4.048 | |
| 202T | MW061348 | 83382 | 3.91 | - | SK21 | 4.048 | |
| 202T | MW061348 | 83409 | 3.64 | 3.65 | SK21 | 4.048 | |
| 202T | MW061348 | 83446 | 3.99 | - | SK21 | 4.048 | |
| 221T | MW061485 | 83965 | 6.03 | 6.03 | SL20 | 5.911 | |
| 221T | MW061485 | 84322 | 5.88 | - | SL20 | 5.911 | |
| 221T | MW061485 | 84410 | 5.86 | - | SL20 | 5.911 | |
| 221T | MW061485 | 84433 | 5.9 | - | SL20 | 5.911 | |
| 221T | MW061485 | 84459 | 5.87 | - | SL20 | 5.911 | |
| 221T | MW061485 | 84470 | 5.97 | - | SL20 | 5.911 | |
| 221T | MW061485 | 84487 | 5.85 | - | SL20 | 5.911 | |
| 221T | MW061485 | 84506 | 5.86 | - | SL20 | 5.911 | |
| 221T | MW061485 | 84541 | 6.03 | - | SL20 | 5.911 | |
| 225T | MW061488 | 84579 | 6.15 | - | SL20 | 5.911 | |
| 225T | MW061488 | 84606 | 5.92 | - | SL20 | 5.911 | |
| 225T | MW061488 | 84620 | 5.97 | - | SL20 | 5.911 | |
| 225T | MW061488 | 84647 | 5.83 | - | SL20 | 5.911 | |
| 225T | MW061488 | 84662 | 6.01 | - | SL20 | 5.911 | |
| 225T | MW061488 | 84681 | 5.87 | - | SL20 | 5.911 | |
| 225T | MW061488 | 84721 | 6.05 | - | SL20 | 5.911 | |
| 225T | MW061488 | 84766 | 5.75 | - | SL20 | 5.911 | |
| 225T | MW061488 | 84782 | 5.85 | - | SL20 | 5.911 | |
| 228T | MW0615711 | 84897 | 5.87 | - | SL20 | 5.911 | |
| 228T | MW0615711 | 84909 | 5.85 | - | SL20 | 5.911 | |
| 228T | MW0615711 | 84953 | 6.02 | - | SL20 | 5.911 | |
| 228T | MW0615711 | 84984 | 5.88 | - | SL20 | 5.911 | |
| 228T | MW0615711 | 85010 | 5.99 | 6.09 | SL20 | 5.911 | |
| 228T | MW0615711 | 84815 | 5.95 | - | SL20 | 5.911 | |
| 228T | MW0615711 | 84860 | 6 | - | SL20 | 5.911 | |
| 251T | MW061744 | 85900 | 5.86 | - | SL20 | 5.911 | |
| 251T | MW061744 | 85921 | 6.14 | - | SL20 | 5.911 | |
| 251T | MW061744 | 85937 | 6 | - | SL20 | 5.911 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 251T | MW061744 | 85960 | 5.96 | - | SL20 | 5.911 | |
| 251T | MW061744 | 85975 | 5.94 | - | SL20 | 5.911 | |
| 251T | MW061744 | 86005 | 5.79 | - | SL20 | 5.911 | |
| 251T | MW061744 | 86015 | 6.03 | - | SL20 | 5.911 | |
| 251T | MW061744 | 86078 | 5.87 | - | SL20 | 5.911 | |
| 252T | MW061745 | 86113 | 5.99 | - | SL20 | 5.911 | |
| 252T | MW061745 | 86126 | 5.89 | 5.87 | SL20 | 5.911 | |
| 265T | MW061918 | 86252 | 5.94 | - | SL20 | 5.911 | |
| 265T | MW061918 | 86276 | 6.1 | - | SL20 | 5.911 | |
| 265T | MW061918 | 86304 | 5.87 | - | SL20 | 5.911 | |
| 265T | MW061918 | 86321 | 5.95 | 5.84 | SL20 | 5.911 | |
| 269T | MWO61922 | 86364 | 5.87 | - | SL20 | 5.911 | |
| 269T | MWO61922 | 86391 | 6.02 | - | SL20 | 5.911 | |
| 269T | MWO61922 | 86418 | 5.96 | - | SL20 | 5.911 | |
| 269T | MWO61922 | 86455 | 5.97 | - | SL20 | 5.911 | |
| 269T | MWO61922 | 86478 | 5.93 | - | SL20 | 5.911 | |
| 269T | MWO61922 | 86483 | 5.94 | - | SL20 | 5.911 | |
| 269T | MWO61922 | 86505 | 5.94 | - | SL20 | 5.911 | |
| 269T | MWO61922 | 86517 | 6.02 | - | SL20 | 5.911 | |
| 269T | MWO61922 | 86540 | 6.01 | - | SL20 | 5.911 | |
| 269T | MWO61922 | 86561 | 5.92 | 5.73 | SL20 | 5.911 | |
| 271T | MW061980 | 86585 | 6.02 | - | SL20 | 5.911 | |
| 271T | MW061980 | 86608 | 5.91 | 5.96 | SL20 | 5.911 | |
| 271T | MW061980 | 86622 | 5.82 | - | SL20 | 5.911 | |
| 271T | MW061980 | 86634 | 5.94 | - | SL20 | 5.911 | |
| 282T | MW062099 | 86781 | 6.02 | 5.84 | SL20 | 5.911 | |
| 282T | MW062099 | 86817 | 5.95 | - | SL20 | 5.911 | |
| 282T | MW062099 | 86894 | 6.03 | - | SL20 | 5.911 | |
| 284T | MW062138 | 86709 | 5.87 | 5.94 | SL20 | 5.911 | |
| 284T | MW062138 | 86717 | 5.93 | - | SL20 | 5.911 | |
| 284T | MW062138 | 86953 | 5.95 | - | SL20 | 5.911 | |
| 284T | MW062138 | 87013 | 6.02 | - | SL20 | 5.911 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 284T | MW062138 | 87059 | 6.02 | - | SL20 | 5.911 | |
| 284T | MW062138 | 87094 | 6.01 | - | SL20 | 5.911 | |
| 287T | MW062141 | 87106 | 5.97 | - | SL20 | 5.911 | |
| 287T | MW062141 | 87138 | 6.05 | - | SL20 | 5.911 | |
| 287T | MW062141 | 87164 | 5.84 | 6.02 | SL20 | 5.911 | |
| 287T | MW062141 | 87182 | 5.9 | - | SL20 | 5.911 | |
| 287T | MW062141 | 87202 | 5.97 | - | SL20 | 5.911 | |
| 287T | MW062141 | 87216 | 6.01 | - | SL20 | 5.911 | |
| 288T | MW062166 | 87254 | 6.01 | - | SL20 | 5.911 | |
| 288T | MW062166 | 87273 | 5.93 | - | SL20 | 5.911 | |
| 288T | MW062166 | 87309 | 5.95 | 5.83 | SL20 | 5.911 | |
| 288T | MW062166 | 87333 | 6.01 | - | SL20 | 5.911 | |
| 294T | MW062163 | 87357 | 6.06 | - | SL20 | 5.911 | |
| 294T | MW062163 | 87377 | 5.93 | - | SL20 | 5.911 | |
| 294T | MW062163 | 87417 | 5.87 | - | SL20 | 5.911 | |
| 294T | MW062163 | 87433 | 5.87 | - | SL20 | 5.911 | |
| 294T | MW062163 | 87456 | 5.87 | - | SL20 | 5.911 | |
| 294T | MW062163 | 87477 | 5.95 | - | SL20 | 5.911 | |
| 294T | MW062163 | 87491 | 5.92 | - | SL20 | 5.911 | |
| 294T | MW062163 | 87527 | 5.84 | - | SL20 | 5.911 | |
| 296T | MW062165 | 87554 | 5.96 | - | SL20 | 5.911 | |
| 296T | MW062165 | 87604 | 5.96 | - | SL20 | 5.911 | |
| 296T | MW062165 | 87634 | 6.04 | 5.9 | SL20 | 5.911 | |
| 296T | MW062165 | 87659 | 5.88 | 5.98 | SL20 | 5.911 | |
| 296T | MW062165 | 87678 | 6.02 | - | SL20 | 5.911 | |
| 296T | MW062165 | 87728 | 5.91 | - | SL20 | 5.911 | |
| 296T | MW062165 | 87759 | 5.84 | - | SL20 | 5.911 | |
| 300T | MW062221 | 87806 | 5.92 | - | SL20 | 5.911 | |
| 300T | MW062221 | 87816 | 5.87 | - | SL20 | 5.911 | |
| 300T | MW062221 | 87850 | 5.77 | - | SL20 | 5.911 | |
| 300T | MW062221 | 87879 | 5.85 | - | SL20 | 5.911 | |
| 300T | MW062221 | 87909 | 5.87 | - | SL20 | 5.911 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 301T | MW062245 | 87923 | 5.96 | 5.87 | SL20 | 5.911 | |
| 301T | MW062245 | 87960 | 6.01 | - | SL20 | 5.911 | |
| 301T | MW062245 | 87982 | 5.86 | - | SL20 | 5.911 | |
| 301T | MW062245 | 88003 | 5.9 | - | SL20 | 5.911 | |
| 301T | MW062245 | 88022 | 5.89 | 5.92 | SL20 | 5.911 | |
| 301T | MW062245 | 88079 | 5.9 | - | SL20 | 5.911 | |
| 301T | MW062245 | 88099 | 5.93 | - | SL20 | 5.911 | |
| 302T | MW062246 | 88113 | 5.88 | - | SL20 | 5.911 | |
| 302T | MW062246 | 88125 | 5.95 | - | SL20 | 5.911 | |
| 302T | MW062246 | 88142 | 5.86 | - | SL20 | 5.911 | |
| 302T | MW062246 | 88176 | 5.95 | - | SL20 | 5.911 | |
| 302T | MW062246 | 88208 | 5.86 | - | SL20 | 5.911 | |
| 302T | MW062246 | 88215 | 5.97 | - | SL20 | 5.911 | |
| 308T | MW062275 | 88263 | 6.01 | - | SL20 | 5.911 | |
| 308T | MW062275 | 88280 | 5.91 | - | SL20 | 5.911 | |
| 310T | MW062277 | 87007 | 5.98 | - | SL20 | 5.911 | |
| 310T | MW062277 | 87029 | 5.86 | - | SL20 | 5.911 | |
| 310T | MW062277 | 87059 | 5.82 | - | SL20 | 5.911 | |
| 311T | MW062278 | 88309 | 6.01 | - | SL20 | 5.911 | |
| 311T | MW062278 | 88351 | 5.95 | - | SL20 | 5.911 | |
| 313T | MW062308 | 88381 | 5.84 | - | SL20 | 5.911 | |
| 313T | MW062308 | 88411 | 5.89 | - | SL20 | 5.911 | |
| 313T | MW062308 | 88457 | 5.97 | - | SL20 | 5.911 | |
| 313T | MW062308 | 88511 | 5.94 | - | SL20 | 5.911 | |
| 313T | MW062308 | 88552 | 5.84 | - | SL20 | 5.911 | |
| 313T | MW062308 | 88572 | 5.86 | 6.03 | SL20 | 5.911 | |
| 316T | MW062311 | 88624 | 5.9 | - | SL20 | 5.911 | |
| 316T | MW062311 | 88651 | 5.94 | - | SL20 | 5.911 | |
| 316T | MW062311 | 88705 | 6.02 | - | SL20 | 5.911 | |
| 316T | MW062311 | 88735 | 5.87 | - | SL20 | 5.911 | |
| 316T | MW062311 | 88813 | 6.03 | - | SL20 | 5.911 | |
| 320T | MW062342 | 88861 | 5.85 | - | SL20 | 5.911 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 320T | MW062342 | 88876 | 5.93 | - | SL20 | 5.911 | |
| 322T | MW062392 | 88939 | 5.94 | - | SL20 | 5.911 | |
| 322T | MW062392 | 89007 | 5.93 | - | SL20 | 5.911 | |
| 322T | MW062392 | 89046 | 5.96 | - | SL20 | 5.911 | |
| 322T | MW062392 | 89100 | 5.9 | - | SL20 | 5.911 | |
| 325T | MW062395 | 89154 | 5.77 | - | SL20 | 5.911 | |
| 325T | MW062395 | 89205 | 5.91 | - | SL20 | 5.911 | |
| 325T | MW062395 | 89243 | 5.89 | - | SL20 | 5.911 | |
| 325T | MW062395 | 89276 | 5.96 | - | SL20 | 5.911 | |
| 325T | MW062395 | 89305 | 5.85 | - | SL20 | 5.911 | |
| 329T | MW062441 | 89374 | 6.01 | - | SL20 | 5.911 | |
| 329T | MW062441 | 89405 | 5.87 | - | SL20 | 5.911 | |
| 329T | MW062441 | 89450 | 6.06 | - | SL20 | 5.911 | |
| 330T | MW062442 | 89527 | 5.88 | - | SL20 | 5.911 | |
| 330T | MW062442 | 89608 | 5.9 | 5.97 | SL20 | 5.911 | |
| 330T | MW062442 | 89682 | 5.89 | - | SL20 | 5.911 | |
| 330T | MW062442 | 89740 | 6.02 | - | SL20 | 5.911 | |
| 339T | MW062510 | 89905 | 6.01 | - | SL20 | 5.911 | |
| 339T | MW062510 | 89960 | 5.98 | - | SL20 | 5.911 | |
| 339T | MW062510 | 150018 | 6.04 | - | SL20 | 5.911 | |
| 339T | MW062510 | 150067 | 5.93 | - | SL20 | 5.911 | |
| 339T | MW062510 | 150096 | 5.92 | - | SL20 | 5.911 | |
| 340T | MW062511 | 150176 | 5.93 | - | SL20 | 5.911 | |
| 340T | MW062511 | 150249 | 5.81 | - | SL20 | 5.911 | |
| 340T | MW062511 | 150271 | 5.87 | - | SL20 | 5.911 | |
| 340T | MW062511 | 150307 | 5.84 | - | SL20 | 5.911 | |
| 340T | MW062511 | 150316 | 6.05 | - | SL20 | 5.911 | |
| 146T | MW060955 | 80156 | 8.2 | - | SN16 | 8.367 | |
| 147T | MW060956 | 80210 | 8.36 | 8.33 | SN16 | 8.367 | |
| 147T | MW060956 | 80235 | 8.3 | - | SN16 | 8.367 | |
| 147T | MW060956 | 80257 | 8.28 | - | SN16 | 8.367 | |
| 147T | MW060956 | 80262 | 8.28 | - | SN16 | 8.367 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 147T | MW060956 | 80286 | 8.35 | - | SN16 | 8.367 | |
| 147T | MW060956 | 80313 | 8.35 | - | SN16 | 8.367 | |
| 147T | MW060956 | 80351 | 8.21 | - | SN16 | 8.367 | |
| 154T | MW060986 | 80371 | 8.27 | - | SN16 | 8.367 | |
| 154T | MW060986 | 80393 | 8.36 | - | SN16 | 8.367 | |
| 154T | MW060986 | 80411 | 8.44 | - | SN16 | 8.367 | |
| 154T | MW060986 | 80416 | 8.39 | 8.32 | SN16 | 8.367 | |
| 154T | MW060986 | 80454 | 8.48 | 8.28 | SN16 | 8.367 | |
| 154T | MW060986 | 80474 | 8.1 | - | SN16 | 8.367 | |
| 154T | MW060986 | 80498 | 8.48 | - | SN16 | 8.367 | |
| 154T | MW060986 | 80522 | 7.95 | - | SN16 | 8.367 | |
| 154T | MW060986 | 80561 | 8.57 | - | SN16 | 8.367 | |
| 154T | MW060986 | 80588 | 8.26 | - | SN16 | 8.367 | |
| 155T | MW060987 | 80601 | 8.26 | - | SN16 | 8.367 | |
| 155T | MW060987 | 80617 | 8.69 | - | SN16 | 8.367 | |
| 157T | MW061008 | 80655 | 8.28 | - | SN16 | 8.367 | |
| 157T | MW061008 | 80680 | 8.3 | - | SN16 | 8.367 | |
| 157T | MW061008 | 80706 | 8.28 | - | SN16 | 8.367 | |
| 157T | MW061008 | 80752 | 8.2 | - | SN16 | 8.367 | |
| 157T | MW061008 | 80781 | 8.31 | - | SN16 | 8.367 | |
| 159T | MW061036 | 80815 | 8.21 | - | SN16 | 8.367 | |
| 159T | MW061036 | 80835 | 8.29 | - | SN16 | 8.367 | |
| 159T | MW061036 | 80856 | 8.49 | 8.11 | SN16 | 8.367 | |
| 159T | MW061036 | 80862 | 8.29 | - | SN16 | 8.367 | |
| 159T | MW061036 | 80892 | 8.36 | - | SN16 | 8.367 | |
| 161T | MW061073 | 80933 | 8.5 | - | SN16 | 8.367 | |
| 161T | MW061073 | 80941 | 8.47 | - | SN16 | 8.367 | |
| 161T | MW061073 | 80955 | 8.47 | - | SN16 | 8.367 | |
| 161T | MW061073 | 80974 | 8.37 | - | SN16 | 8.367 | |
| 161T | MW061073 | 80983 | 8.49 | - | SN16 | 8.367 | |
| 161T | MW061073 | 81006 | 8.29 | 8.38 | SN16 | 8.367 | |
| 161T | MW061073 | 81026 | 8.42 | - | SN16 | 8.367 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 161T | MW061073 | 81038 | 8.5 | - | SN16 | 8.367 | |
| 161T | MW061073 | 81051 | 8.21 | - | SN16 | 8.367 | |
| 161T | MW061073 | 81063 | 8.16 | - | SN16 | 8.367 | |
| 164T | MW061075 | 81270 | 8.47 | - | SN16 | 8.367 | |
| 164T | MW061075 | 81285 | 8.39 | - | SN16 | 8.367 | |
| 164T | MW061075 | 81304 | 8.31 | - | SN16 | 8.367 | |
| 164T | MW061075 | 81309 | 8.4 | - | SN16 | 8.367 | |
| 164T | MW061075 | 81346 | 8.4 | - | SN16 | 8.367 | |
| 164T | MW061075 | 81364 | 8.22 | - | SN16 | 8.367 | |
| 310T | MW062277 | 86665 | 8.14 | - | SN16 | 8.367 | |

TWANGIZA PROJECT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
TRENCH DATA1
UNIVARIATE STATISTICS
Truncation
Mean: 2.41
CoV : 1.49
GRADE
LOG GRADE
PROBABILITY
GRADE

TWANGIZA PROJECT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
ADIT DATA1
UNIVARIATE STATISTICS
Truncation
CoV : 1.42
GRADE
LOG GRADE
PROBABILITY
GRADE

TWANGIZA PROJECT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
FREQUENCY %
GRADE
LOG GRADE
PROBABILITY

TWANGIZA PROJECT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
FREQUENCY %
GRADE
LOG GRADE
PROBABILITY

TWANGIZA PROJECT
HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
GRADE
LOG GRADE
PROBABILITY

TWANGIZA PROJECT
HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
GRADE
LOG GRADE
PROBABILITY

TWANGIZA PROJECT
HISTOGRAM — LOG HISTOGRAM — CUM. FREQ. LOG PROBABILITY GRAPH

TWANGIZA PROJECT
HISTOGRAM — LOG HISTOGRAM — CUM. FREQ. LOG PROBABILITY GRAPH

TWANGIZA PROJECT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
GRADE
LOG GRADE
PROBABILITY

TWANGIZA PROJECT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
GRADE
LOG GRADE
PROBABILITY

TWANGIZA PROJECT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
GRADE
LOG GRADE
PROBABILITY

TWANGIZA PROJECT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
GRADE
LOG GRADE
PROBABILITY

TWANGIZA PROJECT
HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
GRADE
LOG GRADE
PROBABILITY

TWANGIZA PROJECT
HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
GRADE
LOG GRADE
PROBABILITY

TWANGIZA PROJECT
HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS

TWANGIZA PROJECT
HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS

TWANGIZA PROJECT
UNIVARIATE STATISTICS
GRADE
LOG GRADE
PROBABILITY

TWANGIZA PROJECT
UNIVARIATE STATISTICS
GRADE
LOG GRADE
PROBABILITY

TWANGIZA PROJECT
HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
GRADE
LOG GRADE
PROBABILITY

TWANGIZA PROJECT
HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
GRADE
LOG GRADE
PROBABILITY

D
D
S2
S1
VARIOGRAM
0
5
10
15
0
25
50
75
100
125
150
DISTANCE
Azi / Dip
250.0 / 75.0

Variogram Grade: AU

2 Structure Isotropic Model. Nugget - 3.0

| Structure | Range | C Value | Sill |
|---|---|---|---|
| 1 | 16.1 | 12.0 | 15.0 |
| 2 | 35.1 | 3.7 | 18.7 |

Ide -Dhge ariogram model

VARIOGRAM
DISTANCE
Azi / Dip
70.0 / 0.0
S1
S2
D
D
0
5
10
15
100
200

Variogram Grade: AU

2 Structure Isotropic Model. Nugget - 4.5

| Structure | Range | C Value | Sill |
|---|---|---|---|
| 1 | 27.4 | 5.9 | 10.4 |
| 2 | 52.0 | 7.9 | 18.3 |

ide -Stik ariogram model

2.0
1.5
1.0
0.5
0.0
VARIOGRAM
0
50
100
150
200
250
300
DISTANCE
D
D
S2
S1
Azi / Dip
160.0 / 0.0

Log Variogram Grade: AU

2 Structure Isotropic Model. Nugget - 0.59

| Structure | Range | C Value | Sill |
|---|---|---|---|
| 1 | 60.3 | 0.75 | 1.34 |
| 2 | 118.5 | 0.59 | 1.92 |

Kde -Stik log-ariogram model

VARIOGRAM
0.0
0.2
0.4
0.6
0
50
100
150
200
250
300
DISTANCE
Azi / Dip
160.0 / 0.0
Relative Variogram
Grade: AU
Variogram Model Parameters:
– no variogram model is currently defined.

Ide -Stik Elaie ariogram model

VARIOGRAM
0
10
20
30
40
0
100
200
300
400
500
600
DISTANCE
D
D
S2
S1
Azi / Dip
250.0 / 75.0

Variogram Grade: AU

2 Structure Isotropic Model. Nugget – 2.1

| Structure | Range | C Value | Sill |
| --- | --- | --- | --- |
| 1 | 59.0 | 9.6 | 11.8 |
| 2 | 111.1 | 9.6 | 21.4 |

iisitondDipge vriogram model

VARIOGRAM
DISTANCE
0
2
4
6
0
100
200
300
400
500
600
D
D
S2
S1
Azi / Dip
250.0 / 75.0

Log Variogram Grade: AU

2 Structure Isotropic Model. Nugget – 0.95

| Structure | Range | C Value | Sill |
|---|---|---|---|
| 1 | 17.4 | 0.78 | 1.73 |
| 2 | 64.0 | 0.57 | 2.30 |

[illegible] log variogram model

VARIOGRAM
0.0
0.2
0.4
0.6
0.8
0
100
200
DISTANCE
Azi / Dip
250.0 / 75.0
Relative Variogram
Grade: AU
Variogram Model Parameters:
- no variogram model is currently defined.

ilusiton Dip relative variogram model

VARIOGRAM
0
25
50
75
100
0
100
200
300
400
500
600
DISTANCE
D
D
S2
S1
Azi / Dip
160.0 / 0.0

Variogram Grade: AU

| Structure | Range | C Value | Sill |
|---|---|---|---|
| 2 Structure Isotropic Model. | | | Nugget – 2.1 |
| 1 | 49.0 | 9.6 | 11.8 |
| 2 | 115.2 | 12.6 | 24.4 |

iisaitonStik ariogram model

VARIOGRAM
0.0
0.2
0.4
0.6
0.8
0
100
200
300
400
500
600
DISTANCE
Azi / Dip
160.0 / 0.0
Relative Variogram
Grade: AU

iiisiionStik rela tie variogram model

VARIOGRAM
0.0
0.5
1.0
1.5
2.0
0
100
200
300
400
500
600
DISTANCE
D
D
S1
S2
Azi / Dip
160.0 / 0.0
5304
37224
124990
226709
271308
292624
287740
264388
252328
197887
175029
126268

Log Variogram Grade: AU

2 Structure Isotropic Model. Nugget – 0.33

| Structure | Range | C Value | Sill |
|---|---|---|---|
| 1 | 60.5 | 0.84 | 1.17 |
| 2 | 119.7 | 0.90 | 2.07 |

iiisiitonStik log ariogram model

Appendix VII

Geological Model Sections and Flitch Plans

AU
FRO TO
0.0 0.3
0.3 0.7
0.7 1.0
1.0 2.5
2.5 +
682400
682200
682000
683700
TWANGIZA MINING SARL
MBWEGA DEPOSIT
MODEL PLOT
LEVEL 2000
-20 0 20 40 60 80

1

AU
FRO TO
0.0 0.3
0.3 0.7
0.7 1.0
1.0 2.5
2.5 +
882400
882200
882000
TWANGIZA MINING SARL
MBWEGA DEPOSIT
MODEL PLOT
LEVEL 2050
-20 0 20 40 60 80

2

AU
FRO TO
0.0 0.3
0.3 0.7
0.7 1.0
1.0 2.5
2.5 +
882400
882200
TWANGIZA MINING SARL
MBWEGA DEPOSIT
MODEL PLOT
LEVEL 2100
-20 0 20 40 60 80

3

AU
FRO TO
0.0 0.3
0.3 0.7
0.7 1.0
1.0 2.5
2.5 +
TWANGIZA MINING SARL
MBWEGA DEPOSIT
MODEL PLOT
LEVEL2150
-20 0 20 40 60 80

4

AU
FRO TO
0.0 0.3
0.3 0.7
0.7 1.0
1.0 2.5
2.5 +
682400
682200
TWANGIZA MINING SARL
MBWEGA DEPOSIT
MODEL PLOT
LEVEL 2200
-20 0 20 40 60 80

5

AU
FRO TO
0.0 0.3
0.3 0.7
0.7 1.0
1.0 2.5
2.5 +
TWANGIZA MINING SARL
MBWEGA DEPOSIT
MODEL PLOT
LEVEL 2250
-20 0 20 40 60 80

6

AU
FRO TO
0.0 0.3
0.3 0.7
0.7 1.0
1.0 2.5
2.5 +
TWANGIZA MINING SARL
MBWEGA DEPOSIT
MODEL PLOT
LEVEL 2300
-20 0 20 40 60 80

7

AU
FRO TO
0.0 0.3
0.3 0.7
0.7 1.0
1.0 2.5
2.5 +
2200
2000
1800
TWANGIZA MINING SARL
MBWEGA DEPOSIT
DRILL HOLE MODEL PLOT
SECTION 3
-20 0 20 40 60 80

8

AU
FRO TO
0.0 0.3
0.3 0.7
0.7 1.0
1.0 2.5
2.5 +
2200
2000
1800
TWANGIZA MINING SARL
MBWEGA DEPOSIT
DRILL HOLE MODEL PLOT
SECTION 5
-20 0 20 40 60 80

9

AU
FRO TO
0.0 0.3
0.3 0.7
0.7 1.0
1.0 2.5
2.5 +
2200
2200
2000
2000
TWANGIZA MINING SARL
MBWEGA DEPOSIT
DRILL HOLE MODEL PLOT
SECTION 7
-20 0 20 40 60 80

10

AU
FRO TO
0.0 0.3
0.3 0.7
0.7 1.0
1.0 2.5
2.5 +
2200
2200
2000
2000
1800
TWANGIZA MINING SARL
MBWEGA DEPOSIT
DRILL HOLE MODEL PLOT
SECTION 9
-20 0 20 40 60 80

11

AU
FRO TO
0.0 0.3
0.3 0.7
0.7 1.0
1.0 2.5
2.5 +
2200
2000
1800
TWANGIZA MINING SARL
MBWEGA DEPOSIT
DRILL HOLE MODEL PLOT
SECTION 11

12

AU
FRO TO
0.0 0.3
0.3 0.7
0.7 1.0
1.0 2.5
2.5 +
2200
2000
1800
TWANGIZA MINING SARL
MBWEGA DEPOSIT
DRILL HOLE MODEL PLOT
SECTION 13

13

AU
FRO TO
0.0 0.3
0.3 0.7
0.7 1.0
1.0 2.5
2.5 +
2200
2000
2000
TWANGIZA MINING SARL
MBWEGA DEPOSIT
DRILL HOLE MODEL PLOT
SECTION 15
-20 0 20 40 60 80

14

AU
FRO TO
0.0 0.3
0.3 0.7
0.7 1.0
1.0 2.5
2.5 +
2400
2200
2000
TWANGIZA MINING SARL
MBWEGA DEPOSIT
DRILL HOLE MODEL PLOT
SECTION 17
TMB-10

15

AU
FRO TO
0.0 0.3
0.3 0.7
0.7 1.0
1.0 2.5
2.5 +
2400
2200
2000
TWANGIZA MINING SARL
MBWEGA DEPOSIT
DRILL HOLE MODEL PLOT
SECTION 19
-20 0 20 40 60 80

16

AU
FRO TO
0.0 0.3
0.3 0.7
0.7 1.0
1.0 2.5
2.5 +
2400
2200
2000
TW97-7
TWANGIZA MINING SARL
MBWEGA DEPOSIT
DRILL HOLE MODEL PLOT
SECTION 21
-20 0 20 40 60 80

17